As filed with the Securities and Exchange Commission on September 10, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Stabilis Energy, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida	4924	59-3410234
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10375 Richmond Avenue, Suite 700

Houston, Texas

(832) 456-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Reddinger

10375 Richmond Avenue, Suite 700

Houston, Texas

(832) 456-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Copies to:

Stephen W. Grant, Jr.

C. Walker Brierre, Jr.

Thompson & Knight LLP

811 Main Street, Suite 2500

Houston, Texas 77002

(713) 654-8111

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of Common Stock, par value $0.001 per share	2,769,787	$6.19	$17,144,981.53	$2,078

(1)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sale price of the registrant’s common stock on September 4, 2019 as reported on the Nasdaq Stock Market.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities under this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell such securities, and it is not soliciting an offer to buy such securities, in any state or jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated September 10, 2019

PROSPECTUS

Stabilis Energy, Inc.

2,769,787 Shares of Common Stock

This prospectus relates to the offering for resale from time to time by the selling stockholders identified herein of up to an aggregate of 2,769,787 shares of common stock, which the selling stockholders acquired pursuant to private placements between us and the selling stockholders. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted to the selling stockholders. The selling stockholders will receive all proceeds, and we will not receive any proceeds from the sale of the shares of common stock being offered in this prospectus.

The selling stockholders may also offer and sell the shares of common stock being offered by this prospectus from time to time in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

Because all of the shares of common stock offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.

You should carefully read this prospectus and any prospectus supplement before you invest. You also should read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information about us and our financial statements.

Our common stock is quoted on the Nasdaq Stock Market under the symbol “SLNG.” On September 9, 2019, the closing price of our common stock on the Nasdaq Stock Market was $6.22 per share.

Investing in our common stock involves risks. See “Risk Factors” on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2019.

We have not authorized any dealer, salesman or other person to provide you with information other than the information contained in this prospectus. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of the prospectus, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Certain amounts and percentages included in this prospectus have been rounded. Accordingly, in certain instances, the sum of the numbers in a column of a table may not exactly equal the total figure for that column.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, we have not independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that constitute forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties. These statements may relate to, but are not limited to, information or assumptions about us, our capital and other expenditures, dividends, financing plans, capital structure, cash flow, our recent business combination, pending legal and regulatory proceedings and claims, including environmental matters, future economic performance, operating income, cost savings, and management’s plans, strategies, goals and objectives for future operations and growth. These forward-looking statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” “should,” “seek,” “project,” “plan” or similar expressions. Any statement that is not a historical fact is a forward-looking statement. It should be understood that these forward-looking statements are necessarily estimates reflecting the best judgment of senior management, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus.

Forward-looking statements represent intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus, the factors include:

•	our ability to execute our business strategy;

•	our limited operating history;

•	our ability to obtain additional financing to effect our strategy;

•	loss of one or more of our customers;

•	cyclical or other changes in the demand for and price of LNG and natural gas;

•	operational, regulatory, environmental, political, legal and economic risks pertaining to the construction and operation of our facilities;

•	hurricanes or other natural or manmade disasters;

•	dependence on contractors for successful completions of our energy related infrastructure;

•	reliance on third party engineers;

•	inability to contract with suppliers and tankers to facilitate the delivery of LNG on their chartered LNG tankers;

•	competition from third parties in our business;

•	failure of LNG to be a competitive source of energy in the markets in which we operate, and seek to operate;

•	increased labor costs, and the unavailability of skilled workers or our failure to attract and retain qualified personnel;

•	a major health and safety incident relating to our business;

•	failure to obtain and maintain approvals and permits from governmental and regulatory agencies including with respect to our planned operational expansion in Mexico;

•	changes to health and safety, environmental and similar laws and governmental regulations that are adverse to our operations;

ii

•	our inability to comply with Nasdaq’s listing standards;

•	volatility of the market price of our common stock; and

•	our ability to integrate successfully the businesses of Stabilis Energy, LLC and American Electric (as defined below) and additional acquisitions in the expected timeframe.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements contained herein. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus. Because it is abbreviated, this summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

Unless the context requires otherwise or unless stated otherwise, references in this prospectus to the “Company,” “Stabilis,” “we,” “our” and “us” refer to Stabilis Energy, Inc. and its subsidiaries on a consolidated basis.

Our Company

We are a vertically integrated provider of distributed liquefied natural gas (“LNG”) production, distribution and fueling services to multiple end markets in North America. We have safely delivered over 200 million gallons of LNG through more than 20,000 truck deliveries during our 15-year operating history, which we believe makes us one of the largest and most experienced small-scale LNG providers in North America. We provide LNG to customers in diverse end markets, including the industrial, energy, mining, utility, pipeline, commercial, and high horsepower transportation markets. Our customers use LNG as an alternative to traditional fuel sources, such as distillate fuel oil and propane, to lower fuel costs and reduce harmful environmental emissions. Our customers also use LNG as a “virtual pipeline” solution when natural gas pipelines are not available or are curtailed.

Our Industry

LNG can be used to deliver natural gas to locations where pipeline service is not available, has been interrupted, or needs to be supplemented. LNG can also be used to replace a variety of alternative fuels, including distillate fuel oil (including diesel fuel and other fuel oils) and propane, among others. We believe that these alternative fuel markets are large and provide significant opportunities for LNG substitution.

According to Qatar Petroleum, the global LNG market is projected to grow by more than 35% over the next 15 years due to the declining cost of natural gas and growing environmental concerns that are driving the use of cleaner fuels. We believe that similar macro trends are driving increased demand for small-scale LNG in North America. According to ADI Analytics, an independent energy market research and advisory firm, the North American small-scale LNG market was 499 million gallons in 2018 and is projected to grow by 271% to 1.9 billion gallons by 2030 (a 11.5% compound annual growth rate) due to the increased adoption of LNG across multiple end markets.

Recent Developments

Share Exchange Transaction

On July 26, 2019 (the “Effective Date”), we completed a business combination transaction (the “Share Exchange”) by which American Electric Technologies, Inc., a Florida corporation (“American Electric”) acquired 100% of the outstanding limited liability company interests of Stabilis Energy, LLC from LNG Investment Company, LLC, a Texas limited liability company (“Holdings”) and 20% of the outstanding limited liability company interests of PEG Partners, LLC, a Delaware limited liability company (“PEG”) from AEGIS NG LLC, a Texas limited liability company (“AEGIS”). The remaining 80% of the outstanding limited liability company interests of PEG were owned directly by Stabilis Energy, LLC. As a result, Stabilis Energy, LLC became the 100% directly-owned subsidiary and Prometheus became the 100% indirectly-owned subsidiary of American Electric. Under the Share Exchange Agreement entered into on December 17, 2018 and amended on May 8, 2019, (as amended, the “Share Exchange Agreement”), American Electric issued 105,558,606 shares of common stock to acquire Stabilis Energy, LLC, which represented 90% of the total amount of the common stock of American Electric which was issued and outstanding as of the Effective Date. The proposed transaction was approved by the shareholders of American Electric at a Special Meeting of Stockholders. The transaction closed on July 26, 2019. The Share Exchange resulted in a change of control of American Electric to control by Casey Crenshaw by virtue of his beneficial ownership of 88.4% of the common stock of American Electric outstanding as of the Effective Date.

Just after the Effective Date, the Company effectuated a reverse stock split of its outstanding common stock at a ratio of 1:8 in order to assure that its common stock met the Nasdaq Stock Market requirement that its common stock close at a price of $4.00 on the first day of trading following the completion of the Share Exchange.

Following the Effective Date, American Electric changed its name to Stabilis Energy, Inc.

Registration Rights Agreement in Connection with Share Exchange Transaction

In connection with the completion of the Share Exchange, AETI, Holdings and AEGIS entered into a Registration Rights Agreement on July 26, 2019 (the “Registration Rights Agreement”). The shares that are the subject of the Registration Rights Agreement include the American Electric common stock issued to Holdings and AEGIS pursuant to the Share Exchange Agreement and any other securities issued or issuable with respect to such common stock by way of stock dividend or stock split or combination of shares, recapitalization, merger, consolidation or reorganization. Such securities will no longer be subject to registration rights when disposed of pursuant to an effective registration statement; sold pursuant to Rule 144 and the transferee received securities that are not restricted securities as defined in Rule 144; securities which have ceased to be outstanding; or securities held by holder that is not Holdings or AEGIS or an affiliate thereof to whom registration rights have not been transferred in accordance with the Registration Rights Agreement.

Nasdaq Listing Compliance

On July 30, 2019, we received a staff determination letter from the listing qualifications department of The Nasdaq Stock Market LLC (the “Nasdaq Stock Market”) setting forth a determination to delist the Company’s common stock from the Nasdaq Stock Market as a result of the Company’s inability to satisfy Nasdaq Listing Rule 5505(a)(2), which requires a minimum of 1,000,000 publicly held shares, and Nasdaq Listing Rule 5505(b)(1)(B), which requires a minimum market value of $15 million in publicly held shares.

Upon request, a hearing before the Nasdaq Stock Market Hearings Panel (the “Panel”) was scheduled on September 19, 2019 and our request for hearing has stayed any suspension or delisting action by Nasdaq pending the completion of the hearing process and the expiration of any extension period that may be granted to the Company by the Panel. We intend to pursue certain actions including this offering to increase the number of publicly held shares of common stock as well as to increase our minimum market value as soon as practicable to meet the applicable listing requirements; however, there can be no assurances that we will be able to do so within the period of time that may be granted by the Panel.

Chart Exchange

On August 5, 2019, we entered into an exchange agreement (the “Exchange Agreement”) with Chart Energy & Chemicals, Inc., a Delaware corporation and subsidiary of Chart Industries, Inc. (“Chart E&C”), Stabilis Energy, LLC, a Texas limited liability company and subsidiary of the Company, and Stabilis LNG Eagle Ford LLC, a Delaware limited liability company and subsidiary of the Company (“Stabilis LNG”), for the satisfaction of indebtedness of Stabilis LNG, a Company subsidiary, to Chart E&C in the principal amount of $7 million (the “Exchanged Indebtedness”) owed pursuant to a secured promissory note issued by Stabilis LNG to Chart E&C in September 2013 (the “Note”) in exchange for unregistered shares of our common stock (such transactions, the “Chart E&C Transaction”). We issued to Chart E&C 1,470,807 shares of Company common stock, based on the per share price of Company common stock of 90% of the average of the dollar volume-weighted average prices per share of the common stock as calculated by Bloomberg for each of the five consecutive trading days ending on and including the third trading day immediately preceding the closing date (the “Initial Closing”), which took place on August 30, 2019. At the Initial Closing, Stabilis LNG also paid to Chart E&C an amount in cash equal to the accrued and unpaid interest on the Exchanged Indebtedness due through the Initial Closing, plus a cash amount to be paid in lieu of the issuance of fractional shares of our Common Stock. The Exchange Agreement granted Chart E&C registration rights for the shares it received and requires the Company prepare and file, no later than 90 days after the Initial Closing, a Registration Statement on Form S -1 to permit the public resale of all of the registrable securities received by Chart E&C.

At any time after six months after August 5, 2019, Chart E&C may elect an additional exchange (the “Additional Exchange”) of all or any portion of the balance of the unpaid principal amount of the Note, currently $2.1 million approximately in exchange for additional shares of our common stock based on the foregoing pricing calculation related to the closing date of the Additional Exchange plus payment by Stabilis LNG to Chart E&C of the accrued and unpaid interest on the Note plus a cash amount to be paid in lieu of the issuance of fractional shares of Company Common Stock. The Company is not required to conduct more than one Additional Exchange.

Diversenergy Acquisition

On August 20, 2019, we completed our acquisition of Diversenergy, LLC (“Diversenergy”) and its subsidiaries, creating what we believe will be one of the leading distributed LNG marketing and distribution companies in Mexico (such acquisition, the “Diversenergy Transaction”). Under the Membership Interest Purchase and Sale Agreement dated August 20, 2019, we purchased all of the issued and outstanding membership interests of Diversenergy for a total consideration of 684,963 shares of Company common stock and $2 million in cash, subject to adjustments for Diversenergy’s net working capital as of the closing date. Diversenergy provides LNG to customers which use LNG as a fuel in mobile high horsepower applications and to customers which do not have natural gas pipeline access.

We also entered into a Registration Rights Agreement with certain holders of Diversenergy (the “Diversenergy Registration Rights Agreement”). The shares that are the subject of the Diversenergy Registration Rights Agreement include the Company common stock issued in connection with the Membership Interest Purchase and Sale Agreement and any other securities issued or issuable with respect to such common stock by way of stock dividend or stock split, or in exchange for or upon conversion of such shares, or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation or reorganization. Such securities will no longer be subject to registration rights when disposed of pursuant to an effective registration statement; sold pursuant to Rule 144; securities that become eligible for sale pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1), as set forth in a written opinion letter to the transfer agent to such effect; securities otherwise transferred; or securities which have ceased to be outstanding.

Joint Venture with CryoMex Investment Group LLC

On August 20, 2019, we established Energĺa Superior Gas Natural LLC, as a joint venture with CryoMex Investment Group LLC ( “CryoMex”) , to pursue investments in distributed natural gas production and distribution assets in Mexico (the “Joint Venture”). CryoMex is led by Grupo CLISA, a Monterrey, Mexico-based developer and operator of businesses in multiple end markets including energy.

The Joint Venture plans to invest in LNG and compressed natural gas production, transportation, storage, and regasification assets that serve multiple end markets throughout Mexico, including the industrial, mining, pipeline, utility, marine, and over-the-road transportation markets.

Our Competitive Strengths

Stabilis believes that we are well positioned to execute our business strategies based on the following competitive strengths:

LNG is an economically and environmentally attractive product. Stabilis believes that the combination of cost benefits and environmental benefits makes LNG a compelling fuel source for many energy consumers. We believe that LNG can be delivered to customers at prices that are lower and more stable than what they would pay for distillate fuels or propane. In addition, several of our customers have reported that LNG as a fuel decreases their operating costs by reducing equipment maintenance requirements and providing more consistent burn characteristics. We also believe that many of our customers use LNG because it can significantly reduce harmful carbon dioxide, nitrogen oxide, sulphur, particulate matter, and other emissions as compared to oil-based fuels.

Demonstrated ability to execute LNG projects safely and cost effectively. Stabilis has produced and delivered over 200 million gallons of LNG to our customers throughout our 15-year operating history. Our experience includes building and operating LNG production facilities, delivering LNG from third-party sources to our customers, and designing and executing a wide-variety of turnkey LNG fueling solutions for our customers using our cryogenic equipment fleet supported by our field service team. We have experience serving customers in multiple end markets including industrial, energy, utilities and pipelines, mining, commercial, and transportation. We also have experience exporting LNG to Mexico and Canada. Finally, we believe our team is among the most experienced in the small-scale LNG industry. We believe that we can leverage this proven LNG execution experience to grow our business in existing markets and expand our business into new markets.

Comprehensive provider of “virtual natural gas pipeline” solutions throughout North America. Stabilis offers our customers a comprehensive off-pipeline natural gas solution by providing the supply infrastructure, transportation and logistics, and field service support necessary to deliver LNG to them in a program that is tailored to their consumption needs. We believe we own one of the largest fleets of cryogenic transportation, storage, and vaporization equipment in North America. We can provide our customers LNG and related services for a wide variety of applications almost anywhere in United States, and we plan to expand our geographic coverage in Mexico and Canada. We believe that our ability to be a “one stop shop” for all of our customers’ off-pipeline natural gas requirements throughout North America is unique among LNG providers.

Ability to leverage existing LNG production and delivery capabilities into new markets. Stabilis believes that our experience producing and distributing LNG can be leveraged to grow into new geographic and service end markets. Since our founding, we have expanded our service area across the United States, northeastern Mexico, and western Canada. We have also expanded our industry coverage to include multiple new end markets and customers. We accomplished this expansion into new markets by leveraging our LNG production and distribution expertise, in combination with our cryogenic engineering and project development capabilities, to meet new customer needs.

Growth Strategy

Stabilis’ primary business objective is to provide superior returns to our shareholders by becoming the leading vertically integrated small-scale LNG provider in the Americas. We intend to accomplish this objective by implementing the following growth strategies:

Expand our LNG production business throughout North America. Stabilis believes that the customers and markets we serve could benefit from localized LNG supply sourcing. To this end, we believe that expanding our LNG liquefaction footprint throughout North America will enhance our competitive position by lowering our delivered cost and by creating a comprehensive and reliable supply network for our customers. We intend to leverage our liquefier development, construction, and operations experience to develop new liquefiers in markets that require LNG supply. We plan to both build new liquefiers and acquire existing liquefiers based on whichever offers the best service to our customers and returns to our investors.

In addition to growth in our existing domestic markets, Stabilis plans to focus on opening liquefiers in Mexico and Canada. We believe that both countries are attractive development opportunities given their lack of natural gas pipeline infrastructure in certain regions and focus on reducing environmentally harmful emissions. Both markets are also home to large fuel consumers such as mines, manufacturing and process facilities, and remote commercial and residential communities. Currently we are pursuing partnerships and acquisition opportunities in both countries that we believe will give us the capabilities required to grow rapidly in both markets.

Expand our LNG distribution business throughout North America. Stabilis believes that expanding our LNG distribution capabilities throughout North America will enhance our competitive position by creating a comprehensive and reliable supply network for our customers, lowering our delivered LNG costs, and expanding our ability to service new industries and geographies. We currently provide LNG distribution and field service support throughout the United States and parts of Mexico and Canada. We plan to expand our distribution capabilities by adding equipment to our fleet, including the high-flow, high pressure vaporization equipment required by pipelines and turbine powered pressure pumping spreads. In addition, we plan to explore opportunities that expand our geographic reach and industry expertise, including acquisitions of companies that already service our targeted customers. Finally, we plan to explore opportunities to expand into the compressed natural gas (“CNG”) market to become a comprehensive mobile natural gas solution provider for our customers.

Consistent with our strategy to expand our LNG production business, Stabilis will focus the expansion of our LNG distribution business on the United States, Mexico and Canada. We believe that supporting our liquefiers with our distribution capabilities optimizes our asset base and our ability to service our customers. We also plan to expand our third-party LNG supply network in these markets so we can provide our customers with comprehensive and reliable service.

Use our LNG production and distribution expertise to expand into Latin and South America. Stabilis believes there is a significant opportunity to leverage our expertise in LNG production and distribution to expand our business into power generation opportunities in Latin and South America. Our business development team is identifying utilities and industrial energy consumers that may view LNG as a compelling alternative to traditional distillate fuels. We believe it will be compelling for them to enter into long-term contracts that support the development of the infrastructure required to deliver LNG directly to their power generation and other assets. We are currently developing partnerships and customer relationships in various regions of Latin and South America. We expect that these markets will require some combination of LNG production or sourcing, local logistics, distribution services and field support, paired with Stabilis-owned power generation assets in some instances.

Maintain financial strength and flexibility. Stabilis will seek to maintain a conservative balance sheet which we believe will allow us to better react to market opportunities. We believe that maintaining adequate balance sheet flexibility, along with positive cash flows from operations, will provide us with sufficient liquidity to execute on our business strategies.

Risk Factors

Investing in our common stock involves risks. You should carefully read and consider the section of this prospectus titled “Risk Factors” beginning on page 11 and all other information in this prospectus before investing in our common stock.

Principal Executive Offices

Our principal executive offices is located at 10375 Richmond Ave., Suite 700, Houston, Texas 77042. Our telephone number is 832-456-6500 and our website address is www.stabilisenergy.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Common Stock Offered by the Selling Stockholders:	2,769,787 shares of our common stock.

Common Stock Outstanding:	16,800,612 shares of common stock outstanding as of September 6, 2019.

Use of Proceeds:	The selling stockholders will receive all of the proceeds from the sale of the shares offered for sale under this prospectus. We will receive none of the proceeds from the sale of the shares by the selling stockholders.

Dividend Policy	We have not paid any dividends on our common stock in either of the last two years and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future.

Listing and Trading Symbols:	Our common stock is quoted on the Nasdaq Stock Market under the symbol “SLNG.”

Risk Factors:	Investing in our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Summary Historical and Pro Forma Financial Data

The summary financial data as of and for the years ended December 31, 2018 and 2017 are derived from Stabilis Energy, LLC’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data as of and for the six months ended June 30, 2019 and 2018 are derived from Stabilis Energy, LLC’s unaudited interim consolidated financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future.

The summary unaudited pro forma balance sheet financial data as of June 30, 2019 has been prepared to give pro forma effect to the Share Exchange described under “—Recent Developments—Share Exchange Transaction” as if it had been completed on June 30, 2019. The summary unaudited pro forma statement of operations financial data as of June 30, 2019 and December 31, 2018 has been prepared to give pro forma effect to the Share Exchange described under “—Recent Developments—Share Exchange Transaction” as if it had been completed on January 1, 2018. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data is presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had such transactions been consummated on the dates indicated and does not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

The summary historical financial data should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Historical
	Six Months Ended June 30, (unaudited)		Years Ended December 31,
	2019	2018	2018	2017
	(In thousands)
Statement of Operations Data:
Revenue:
LNG product	$18,953	$14,898	$30,200	$15,534
Rental, service and other	5,117	3,667	7,142	4,913

Total revenues	24,070	18,565	37,342	20,447
Operating Expenses:
Costs of revenue (excludes depreciation as reported separately)
Costs of LNG product	13,098	11,948	23,804	14,245
Costs of rental, service and other	3,110	2,355	4,648	3,536
Selling, general and administrative expenses	4,203	3,060	7,350	4,653
Depreciation expense	4,585	4,383	8,822	6,992

Total operating expenses	24,995	21,746	44,624	29,426
Other Operating Income (Loss):
Gain on bargain purchase	—	—	—	27,067
Loss from equity methods investments	—	—	—	(1,098)

Total other operating income	—	—	—	25,969

Income (loss) from operations	(926)	(3,180)	(7,282)	16,990

Other Income (Expense):
Interest income			12	4
Interest expense	(608)	(2,280)	(4,433)	(3,380)
Gain (loss) on disposal of fixed assets	—	162	319	(1,643)

	Historical
	Six Months Ended June 30, (unaudited)		Years Ended December 31,
	2019	2018	2018	2017
	(In thousands)
Other income	(63)	352	298	97

Total other expense	(672)	(1,765)	(3,804)	(4,922)
Net income (loss)	(1,597)	(4,946)	(11,086)	12,068

Net income (loss) attributable to noncontrolling interests	207	46	(42)	(716)

Net income (loss) attributable to Stabilis Energy, LLC	$(1,804)	$(4,991)	$(11,044)	$12,784

	Pro Forma
	Six Months Ended June 30, 2019	Year Ended Dec 31, 2018
	(unaudited)	(unaudited)
	(In thousands)
Revenue:
Revenue	$27,241	$44,933
Costs of revenue (exclusive of depreciation as shown separately below):	18,791	33,983
Selling, general and administrative	5,449	8,712
Depreciation	4,585	9,101

Income/(Loss) From Operations	(1,584)	(6,863)

Net equity income from foreign joint ventures’ operations:
Income (loss) from investment in limited liability companies and equity in foreign ventures	703	743
Foreign joint venture’s operations related expenses	(95)	(142)

Net equity income from foreign joint ventures’ operations:	608	601

Income (loss) from operations and net equity income from foreign joint ventures’ operations	(976)	(6,262)

Other Income (Expense):
Interest income	—	12
Interest expense	(612)	(4,457)
Other income	144	182
Gain (loss) from disposal of fixed assets	—	319

Total Other Income	(468)	(3,944)

Net income (loss) from operations, other income and equity from foreign joint ventures’ operations before income taxes	(1,444)	(10,206)

Income tax (benefit) expense	—	291

Net Income (loss) from continuing operations	$(1,444)	$(10,497)

	Historical
	As of June 30, 2019 (unaudited)	As of December 31,		Pro Forma As of June 30, 2019 (unaudited)
		2018	2017
	(In thousands)
Balance sheet data:
Cash and cash equivalents	$2,917	$1,247	$1,489	$3,997
Property, plant and equipment, net	63,605	66,606	73,711	64,137
Total Current Assets	9,336	7,849	6,338	13,293
Long-term Debt, net of current portion	6,577	6,577	46,224	6,577
Total shareholders’ equity	51,067	52,664	15,007	61,100

	Six Months Ended June 30,		Years Ended December 31,
	2019 (unaudited)	2018 (unaudited)	2018	2017
	(In thousands)
Other financial data:
Net cash provided by (used in) operating activities	$4,879	$(167)	$(425)	$(3,682)
Net cash provided by (used in) investing activities	(1,577)	(19)	69	1,470
Net cash provided by (used in) financing activities	(1,632)	145	114	3,050

RISK FACTORS

Investing in shares of our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus in evaluating an investment in our common stock. If any of the following risks were to occur, our business, financial condition, results of operations, and cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

Our ability to implement our business strategy may be materially and adversely affected by many known and unknown factors.

Our business strategy relies upon our future ability to successfully market natural gas to end-users, develop and maintain cost-effective logistics in our supply chain and construct, develop and operate energy-related infrastructure in North America. Our business strategy assumes that we will be able to expand our operations further in North America, enter into long-term purchase and supply contracts with end-users, acquire and transport LNG at attractive prices, develop infrastructure, and other future projects, into efficient and profitable operations in a timely and cost-effective way, obtain approvals from all relevant federal, international, state and local authorities, as needed, for the construction and operation of these projects and other relevant approvals, and obtain long-term capital appreciation and liquidity with respect to such investments. Our strategy may also be affected by future governmental laws and regulations. It also assumes that we will be able to enter into strategic relationships with energy end-users, power utilities, LNG providers, shipping companies, infrastructure developers, financing counterparties and other partners. These assumptions are subject to significant economic, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Additionally, in furtherance of our business strategy, we may acquire operating businesses or other assets in the future. Any such acquisitions would be subject to significant risks and contingencies, including the risk of integration, and we may not be able to realize the benefits of any such acquisitions.

Our future ability to execute our business strategy is uncertain, and it can be expected that one or more of our assumptions will prove to be incorrect and that we will face unanticipated events and circumstances that may adversely affect our business. Any one or more of the following factors may have a material adverse effect on our ability to implement our proposed strategy and achieve our targets:

•	failure to develop cost-effective logistics solutions;

•	failure to manage expanding operations in the projected time frame;

•	inability to structure innovative and profitable energy-related transactions and to optimally price and manage position, performance and counterparty risks;

•	inability to develop infrastructure and other future projects in a timely and cost-effective manner;

•	inability to attract and retain personnel in a timely and cost-effective manner;

•	failure of investments in technology and machinery, such as liquefaction technology or LNG tank truck technology, to perform as expected;

•	increases in competition which could increase costs and undermine profits;

•	inability to source LNG in sufficient quantities and/or at economically attractive prices;

•	failure to anticipate and adapt to new trends in the energy sector in North America and elsewhere;

•	increases in operating costs, including the need for capital improvements, insurance premiums, general taxes, real estate taxes and utilities, affecting our profit margins;

•	inability to raise significant additional debt and equity capital in the future to implement our business strategy as well as to operate and expand our business;

•	general economic, political and business conditions in North America and in the other geographic areas we now operate and intend to operate in the future;

•	inflation, depreciation of the currencies of the countries in which we operate and fluctuations in interest rates;

•	failure to win new bids or contracts;

•	failure to obtain approvals from governmental regulators and relevant local authorities for the construction and operation of potential future projects and other relevant approvals;

•	existing and future governmental laws and regulations; or

•

inability, or failure, of any customer or contract counterparty to perform their contractual obligations to us (for further discussion of counterparty risk, see “—Risks Related to Our Business—Our current ability to generate cash is substantially dependent upon the performance by customers under short-term contracts that we have entered into or will enter into in the near future, and we could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason, including nonpayment and nonperformance, or if we fail to enter into such contracts at all”).

If we experience any of these failures, such failure may adversely affect our financial condition, results of operations and ability to execute our business strategy.

Investment in us is speculative.

Our strategy may not be successful, and if unsuccessful, we may be unable to modify it in a timely and successful manner. We cannot give you any assurance that we will be able to implement our strategy on a timely basis, if at all, or achieve our internal model or that our assumptions will be accurate. Accordingly, your investment in our company is speculative and subject to a high degree of risk, and you should understand that there is a possibility of the loss of your entire investment. Our limited history also means that we continue to develop and implement various policies and procedures including those related to data privacy and other matters. We will need to continue to build and develop our team to implement our strategies.

We will continue to incur significant capital and operating expenditures while we develop infrastructure for our supply chain and other future projects. We will need to invest significant amounts of additional capital to implement our strategy. We could experience delays beyond the expected development period which could increase the level of operating losses and negative operating cash flows. Our future liquidity may also be affected by the timing of construction financing availability in relation to the incurrence of construction costs and other outflows and by the timing of receipt of cash flows under our customer contracts in relation to the incurrence of project and operating expenses. Our ability to generate any positive operating cash flow and achieve profitability in the future is dependent on, among other things, our ability to develop an efficient supply chain and successfully and timely complete necessary infrastructures and fulfill our gas delivery obligations under our customer contracts.

Our business is dependent upon obtaining substantial additional funding from various sources, which may not be available or may only be available on unfavorable terms.

Our net working capital may not be sufficient to fully execute our business plan in the future. Assuming the accuracy of our assumptions relating to our business strategy, we believe that our cash resources will only be sufficient to meet projected capital expenditures, financing obligations and operating requirements in the near term. In the future, we expect to pursue additional offerings of debt or equity securities to assist us in developing our operations. If we are unable to secure additional funding, or if it is only available on terms that we determine are not acceptable, we may be unable to fully execute our business plan, and our business, financial condition or results of operations may be adversely affected. Our ability to raise additional capital will depend on financial, economic and market conditions and other factors, many of which are beyond our control. We cannot assure you that such additional funding will be available on acceptable terms, or at all.

A variety of factors beyond our control could impact the availability or cost of capital, including domestic or international economic conditions, increases in key benchmark interest rates and/or credit spreads, the adoption of new or amended banking or capital market laws or regulations, the re-pricing of market risks and volatility in capital and financial markets, risks relating to the credit risk of our customers and the jurisdictions in which we operate, as well as general risks applicable to the energy sector. Our financing costs could increase or future borrowings or equity offerings may be unavailable to us or unsuccessful, which could cause us to be unable to pay or refinance our indebtedness or to fund our other liquidity needs. We may rely on borrowings under debt instruments to fund our capital expenditures. If any of the lenders under these potential debt instruments were unable to perform on its commitments, we may need to seek replacement financing, which may not be available as needed, or may be available in more limited amounts or on more expensive or otherwise unfavorable terms.

After our recent acquisitions, we may not be profitable for an indeterminate period of time.

We have a limited operating history and therefore have not achieved consistent profitability on an annual basis. We will need to make significant additional investments to develop, improve and operate our business. We also expect to make significant expenditures and investments in identifying, acquiring and/or developing other future projects. We also expect to incur significant expenses in connection with the launch and continued growth of our business, including costs for LNG purchases, truck transportation, shipping and logistics, personnel and technological improvements. We will need to raise significant additional debt and equity capital to achieve our goals.

We may not be able to achieve profitability, and if we do, we cannot assure you that we would be able to sustain such profitability in the future. Our failure to achieve or sustain profitability would have a material adverse effect on our business and the value of our common stock.

Because we are currently dependent upon a limited number of customers, the loss of a significant customer could adversely affect our operating results.

A limited number of customers currently represent a substantial majority of our income. Our operating results are currently contingent on our ability to maintain LNG services to these customers. At least in the short term, we expect that a substantial majority of our sales will continue to arise from a concentrated number of customers, such as power utilities, energy producers and industrial end-users. We may be unable to accomplish our business plan to diversify and expand our customer base by attracting a broad array of customers, which could negatively affect our business, results of operations and financial condition.

Our current ability to generate cash is substantially dependent upon the performance by customers under short-term contracts that we have entered into or will enter into in the near future, and we could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason, including nonpayment and nonperformance, or if we fail to enter into such contracts at all.

Our current results of operations and liquidity are, and will continue to be in the near future, substantially dependent upon performance by a small number of customers, which have each entered into supply agreements and other similar contracts of variable durations. Our near term ability to generate cash is dependent on the small number of customers’ continued willingness and ability to perform their obligations under their respective contracts. If any of these customers fails to perform its obligations under their contracts, our operating results, cash flow and liquidity could be materially and adversely affected, even if we were ultimately successful in seeking damages from any of these customers for a breach of the contract.

Risks of nonpayment and nonperformance by customers are a consideration in our businesses, and our credit procedures and policies may be inadequate to sufficiently eliminate customer credit risk. As part of our business strategy, we intend to target customers who have not been traditional purchasers of natural gas, including customers in developing countries, and these customers may have greater credit risk than typical natural gas purchasers. Therefore, we may request pre-payments in advance for purchasing LNG or our services for certain customers that pose a greater customer credit risk than other companies in the industry. Further, adverse economic conditions in the energy industry increase the risk of nonpayment and nonperformance by customers, particularly customers that have sub-investment grade credit ratings or significant counterparty risks.

Our customer contracts are subject to termination under certain circumstances.

Our customer contracts contain various termination rights. For example, each of the long-term customer contracts we maintain contains various termination rights allowing our customers to terminate the contract, including, without limitation:

•	for no cause by giving notice as agreed in the contract;

•	upon the occurrence of certain events of force majeure;

•	if we fail to make available specified scheduled cargo quantities;

•	upon the occurrence of certain uncured payment defaults;

•	upon the occurrence of an insolvency event;

•	upon the occurrence of certain uncured, material breaches; and

•	if we fail to commence commercial operations within the agreed timeframes.

We may not be able to replace these contracts on desirable terms, or at all, if they are terminated. Contracts that we enter into in the future may contain similar provisions. If any of these current or future contracts are terminated, such termination could have a material adverse effect on our business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

Cyclical or other changes in the demand for and price of LNG and natural gas may adversely affect our business and the performance of our customers and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

Our business and the development of energy-related infrastructure and projects generally is based on assumptions about the future availability and price of natural gas and LNG markets. Natural gas and LNG prices have at various times been and may become volatile due to one or more of the following factors:

•	additions to competitive regasification capacity in North America and other markets, which could divert LNG or natural gas from our business;

•	insufficient or oversupply of natural gas liquefaction or export capacity worldwide;

•	insufficient LNG tanker capacity;

•	weather conditions and natural disasters;

•	reduced demand and lower prices for natural gas;

•	increased natural gas production deliverable by pipelines, which could suppress demand for LNG;

•	decreased oil and natural gas exploration activities, which may decrease the production of natural gas, or decrease the demand for LNG used in the oil and gas exploration and production process;

•	cost improvements that allow competitors to offer LNG regasification services at reduced prices;

•	changes in supplies of, and prices for, alternative energy sources such as coal, oil, nuclear, hydroelectric, wind and solar energy, which may reduce the demand for natural gas;

•

changes in regulatory, tax or other governmental policies regarding imported or exported LNG, natural gas or alternative energy sources, which may reduce the demand for imported or exported LNG and/or natural gas;

•	political conditions in natural gas producing regions;

•	imposition of tariffs by China or any other jurisdiction on imports of LNG from the United States; and

•	cyclical trends in general business and economic conditions that cause changes in the demand for natural gas.

Adverse trends or developments affecting any of these factors could result in decreases in the prices at which we are able to sell LNG and natural gas and related services or increases in the prices we have to pay for natural gas or LNG, which could materially and adversely affect the performance of our customers, and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

Failure to maintain sufficient working capital could limit our growth and harm our business, financial condition and results of operations.

We have significant working capital requirements, primarily driven by the delay between the purchase of and payment for natural gas and the payment terms that we offer our customers. Differences between the date when we pay our LNG supply and service providers and the date when we receive payments from our customers may adversely affect our liquidity and our cash flows. We expect our working capital needs to increase as our total business increases. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, such as the development of our facilities, which may harm our business, financial condition and results of operations.

Operation of our LNG infrastructure and other facilities that we may construct involves significant risks.

As more fully discussed in this prospectus, our existing facilities and expected future facilities face operational risks, including the following: performing below expected levels of efficiency, breakdowns or failures of equipment, operational errors by trucks, operational errors by us or any contracted facility operator, labor disputes and weather-related or natural disaster interruptions of operations.

Any of these risks could disrupt our operations and increase our costs, which would adversely affect our business, operating results, cash flows and liquidity.

The operation of our plants will involve particular, significant risks.

The operation of our plants will involve particular, significant risks, including, among others: failure to maintain the required license(s) or other permits required to operate our plants; pollution or environmental contamination affecting operation of our plants; the inability, or failure, of any counterparty to any plant-related agreements to perform their contractual obligations to us and planned and unplanned power outages due to maintenance, expansion and refurbishment. We cannot assure you that future occurrences of any of the events listed above or any other events of a similar or dissimilar nature would not significantly decrease or eliminate the revenues from, or significantly increase the costs of operating, our plants. As a consequence, there may be reduced or no revenues from our plants which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Global climate change may in the future increase the frequency and severity of weather events and the losses resulting therefrom, which could have a material adverse effect on the economies in the markets in we operate or plan to operate in the future and therefore on our business.

Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate and intend to operate, and have created additional uncertainty as to future trends. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major weather events appears to have increased. We cannot predict whether or to what extent damage that may be caused by natural events, such as severe tropical storms and hurricanes, will affect our operations or the economies in our current or future market areas, but the increased frequency and severity of such weather events could increase the negative impacts to economic conditions in these regions and result in a decline in the value or the destruction of our liquefiers and downstream facilities or affect our ability to transmit LNG. In particular, if one of the regions in which we operate is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business. Further, the economies of such impacted areas may require significant time to recover and there is no assurance that a full recovery will occur. Even the threat of a severe weather event could impact our business, financial condition or the price of our common stock.

Hurricanes or other natural or manmade disasters could result in an interruption of our operations, a delay in the completion of our Liquefaction Facilities, higher construction costs or the deferral of the dates on which payments are due under our customer contracts, all of which could adversely affect us.

Storms and related storm activity and collateral effects, or other disasters such as explosions, fires, seismic events, floods or accidents, could result in damage to, or interruption of operations in our supply chain, including at our facilities or related infrastructure, as well as delays or cost increases in the construction and the development of our proposed facilities or other infrastructure. Due to the concentration of our current plant operations in coastal areas of North America, we are particularly exposed to the risks posed by hurricanes, tropical storms and their collateral effects. For example, the 2018 Atlantic hurricane season caused extensive and costly damage across the U.S. Gulf Coast, Eastern Seaboard, and the Caribbean. We are unable to predict with certainty the impact of future storms on our customers, infrastructure or operations.

If one or more trailer, terminals, pipelines, facilities, equipment or electronic systems that we own, lease or operate or that deliver products to us or that supply our facilities and our customers’ facilities are damaged by severe weather or any other disaster, accident, catastrophe, terrorist or cyber-attack or event, our operations and construction projects could be delayed and our operations could be significantly interrupted. These delays and interruptions could involve significant damage to people, property or the environment, and repairs could take a week or less for a minor incident to six months or more for a major interruption. Any event that interrupts the revenues generated by our operations, or that causes us to make significant expenditures not covered by insurance, could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We intend to maintain insurance against all of these risks and losses. We may not be able to maintain desired or required insurance in the future at rates that we consider reasonable. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

A cyber incident could result in information theft, data corruption, operational disruption, operational delays and/or financial loss.

Our business has become increasingly dependent on digital technologies to conduct day-to-day operations. We depend on digital technology to manage our operations and other business processes and to record financial, operating and other sensitive data. Our business partners, including vendors, customers and financial institutions, are also dependent on digital technology. Our technologies, systems networks, and those of our business partners, may become the target of cyber-attacks or information security breaches that could result in the disruption of our business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any cyber vulnerabilities. A cyber incident could lead to losses of sensitive information, critical infrastructure, personnel, or capabilities essential to our operations and could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

Our current operations and future projects are subject to the inherent risks associated with LNG, natural gas and power operations, including explosions, pollution, release of toxic substances, fires, seismic events, hurricanes and other adverse weather conditions, and other hazards, each of which could result in significant delays in commencement or interruptions of operations and/or result in damage to or destruction of our facilities and assets or damage to persons and property. In addition, such operations and the modes of transport of third parties on which our current operations and future projects may be dependent face possible risks associated with acts of aggression or terrorism. Some of the regions in which we operate are affected by hurricanes or tropical storms. We do not, nor do we intend to, maintain insurance against all of these risks and losses. In particular, we do not carry business interruption insurance for hurricanes and other natural disasters. Therefore, the occurrence of one or more significant events not fully insured or indemnified against could create significant liabilities and losses which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic release of natural gas, marine disaster or natural disasters could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions.

Changes in the insurance markets attributable to terrorist attacks or political change may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.

From time to time, we may be involved in legal proceedings and may experience unfavorable outcomes.

In the future we may be subject to material legal proceedings in the course of our business, including, but not limited to, actions relating to contract disputes, business practices, intellectual property and other commercial and tax matters. Such legal proceedings may involve claims for substantial amounts of money or for other relief or might necessitate changes to our business or operations, and the defense of such actions may be both time consuming and expensive. Further, if any such proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations.

The construction of our energy-related infrastructure is subject to operational, regulatory, environmental, political, legal and economic risks, which may result in delays, increased costs or decreased cash flows.

The construction of energy-related infrastructure, including Liquefaction Facilities, as well as other future projects, involves numerous operational, regulatory, environmental, political, legal and economic risks beyond our control and may require the expenditure of significant amounts of capital during construction and thereafter. These potential risks include, among other things, the following:

•	we may be unable to complete construction projects on schedule or at the budgeted cost due to the unavailability of required construction personnel or materials, accidents or weather conditions;

•

we will not receive any material increase in operating cash flows until a project is completed, even though we may have expended considerable funds during the construction phase, which may be prolonged;

•	we may construct facilities to capture anticipated future energy consumption growth in a region in which such growth does not materialize;

•

the completion or success of our construction project may depend on the completion of a third-party construction project (e.g., additional public utility infrastructure projects) that we do not control and that may be subject to numerous additional potential risks, delays and complexities;

•

we may not be able to obtain key permits or land use approvals including those required under environmental laws on terms that are satisfactory for our operations and on a timeline that meets our commercial obligations, and there may be delays, perhaps substantial in length, such as in the event of challenges by citizens groups or non-governmental organizations, including those opposed to fossil fuel energy sources;

•	we may be subject to local opposition, including the efforts by environmental groups; and

•	we may be unable to obtain rights-of-way to construct additional energy-related infrastructure or the cost to do so may be uneconomical.

A materialization of any of these risks could adversely affect our ability to achieve growth in the level of our cash flows or realize benefits from future projects, which could have a material adverse effect on our business, financial condition and results of operations.

We expect to be dependent on our primary building contractor and other contractors for the successful completion of our energy-related infrastructure.

Timely and cost-effective completion of energy-related infrastructure, including Liquefaction Facilities, as well as future projects, in compliance with agreed specifications is central to our business strategy and is highly dependent on the performance of our primary building contractor and subcontractors. The ability of our primary building contractor and our other contractors to perform successfully under their agreements with us is dependent on a number of factors, including the contractor’s ability to:

•	design and engineer each of our facilities to operate in accordance with specifications;

•	engage and retain third-party subcontractors and procure equipment and supplies;

•	respond to difficulties such as equipment failure, delivery delays, schedule changes and failures to perform by subcontractors, some of which are beyond their control;

•	attract, develop and retain skilled personnel, including engineers;

•	post required construction bonds and comply with the terms thereof;

•	manage the construction process generally, including coordinating with other contractors and regulatory agencies; and

•	maintain their own financial condition, including adequate working capital.

Until we have entered into an Engineering, Procurement and Construction (“EPC”) contract for a particular project, in which the EPC contractor agrees to meet our planned schedule and projected total costs for a project, we are subject to potential fluctuations in construction costs and other related project costs. Although some agreements may provide for liquidated damages if the contractor fails to perform in the manner required with respect to certain of its obligations, the events that trigger a requirement to pay liquidated damages may delay or impair the operation of the applicable facility, and any liquidated damages that we receive may be delayed or insufficient to cover the damages that we suffer as a result of any such delay or impairment. The obligations of our primary building contractor and other contractors to pay liquidated damages under their agreements with us are subject to caps on liability, as set forth therein. Furthermore, we may have disagreements with our contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under our contracts and increase the cost of the applicable facility or result in a contractor’s unwillingness to perform further work. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its respective agreement for any reason or terminates its agreement for any reason, we would be required to engage a substitute contractor, which could be particularly difficult in certain of the markets in which we operate or plan to operate. This would likely result in significant project delays and increased costs, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We are relying on third party engineers to estimate the future rated capacity and performance capabilities of our existing and future facilities, and these estimates may prove to be inaccurate.

We are relying on third parties for the design and engineering services underlying our estimates of the future rated capacity and performance capabilities of our Liquefaction Facilities, as well as other future projects. If any of these facilities, when actually constructed, fails to have the rated capacity and performance capabilities that we intend, our estimates may not be accurate. Failure of any of our existing or future facilities to achieve our intended future capacity and performance capabilities could prevent us from achieving the commercial start dates under our customer contracts and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We may not be able to purchase or receive physical delivery of natural gas in sufficient quantities and/or at economically attractive prices to satisfy our delivery obligations under our commercial agreements, which could have a material adverse effect on our business.

We may not be able to purchase or receive physical delivery of sufficient quantities of LNG to satisfy delivery obligations, which may provide customers with the right to terminate our commercial agreements. In addition, price fluctuations in natural gas and LNG may make it expensive or uneconomical for us to acquire adequate supply of these items.

We will be dependent upon third party LNG suppliers and shippers and facilities to provide delivery options to and from their energy-related infrastructure. If LNG were to become unavailable for current or future volumes of natural gas due to repairs or damage to supplier facilities, lack of capacity or any other reason, our ability to continue delivering natural gas to end-users could be restricted, thereby reducing revenues. Any permanent interruption at any key LNG supply chains that caused a material reduction in volumes could have a material adverse effect on our business, financial condition, operating results, cash flow, liquidity and prospects.

Recently, the LNG industry has experienced increased volatility. If market disruptions and bankruptcies of third party LNG suppliers and shippers negatively impacts our ability to purchase a sufficient amount of LNG or significantly increases our costs for purchasing LNG, our business, operating results, cash flows and liquidity could be materially and adversely affected. There can be no assurances that we will be able to supply our facilities with LNG produced at our own facilities.

We face competition based upon market price for LNG or natural gas.

Our business is subject to the risk of natural gas and LNG price competition at times when we need to replace any existing customer contract, whether due to natural expiration, default or otherwise, or enter into new customer contracts. Factors relating to competition may prevent us from entering into new or replacement customer contracts on economically comparable terms to existing customer contracts, or at all. Such an event could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects. Factors which may negatively affect potential demand for natural gas from our business are diverse and include, among others:

•	increases in worldwide LNG production capacity and availability of LNG for market supply;

•	increases in demand for natural gas but at levels below those required to maintain current price equilibrium with respect to supply;

•	increases in the cost to supply natural gas feedstock to liquefaction projects;

•	increases in the cost to supply LNG feedstock to facilities;

•	decreases in the cost of competing sources of natural gas, LNG or alternate fuels such as coal, heavy fuel oil and diesel; and

•

displacement of LNG or fossil fuels more broadly by alternate fuels or energy sources or technologies (including but not limited to nuclear, wind, solar, biofuels and batteries) in locations where access to these energy sources is not currently available or prevalent.

Technological innovation may render our processes obsolete.

The success of our current operations and future projects will depend in part on our ability to create and maintain a competitive position in the natural gas liquefaction industry. In particular, although we plan to utilize proven technologies such as those currently in operation at our George West plant, we do not have any exclusive rights to any of these technologies. In addition, such technologies may be rendered obsolete or uneconomical by legal or regulatory requirements, technological advances, more efficient and cost-effective processes or entirely different approaches developed by one or more of our competitors or others, which could materially and adversely affect our business, ability to realize benefits from future projects, results of operations, financial condition, liquidity and prospects.

Changes in legislation and regulations could have a material adverse impact on our business, results of operations, financial condition, liquidity and prospects.

Our business is subject to governmental laws, rules, regulations and requires permits that impose various restrictions and obligations that may have material effects on our results of operations. In addition, each of the applicable regulatory requirements and limitations is subject to change, either through new regulations enacted on the federal, state or local level, or by new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, such as those relating to the liquefaction, storage, or regasification of LNG, or its transportation could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted and which may require us to limit substantially, delay or cease operations in some circumstances. Revised, reinterpreted or additional laws and regulations that result in increased compliance costs or additional operating costs and restrictions could have an adverse effect on our business, our ability to expand our business, including into new markets, results of operations, financial condition, liquidity and prospects.

Increasing trucking regulations may increase costs and negatively impact our results of operations.

We are using transportation systems that include trucks that we own and operate. Such operations are subject to various trucking safety regulations, including those which are enacted, reviewed and amended by the Federal Motor Carrier Safety Administration (“FMCSA”). These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, driver licensing, insurance requirements, financial reporting and review of certain mergers, consolidations and acquisitions, and transportation of hazardous materials. To a large degree, intrastate motor carrier operations are subject to state and/or local safety regulations that mirror federal regulations but also regulate the weight and size dimensions of loads.

All federally regulated carriers’ safety ratings are measured through a program implemented by the FMCSA known as the Compliance Safety Accountability (“CSA”) program. The CSA program measures a carrier’s safety performance based on violations observed during roadside inspections as opposed to compliance audits performed by the FMCSA. The quantity and severity of any violations are compared to a peer group of companies of comparable size and annual mileage. If a company rises above a threshold established by the FMCSA, it is subject to action from the FMCSA. There is a progressive intervention strategy that begins with a company providing the FMCSA with an acceptable plan of corrective action that the company will implement. If the issues are not corrected, the intervention escalates to on-site compliance audits and ultimately an “unsatisfactory” rating and the revocation of the company’s operating authority by the FMCSA, which could result in a material adverse effect on our business and consolidated results of operations and financial position.

Any trucking operations would be subject to possible regulatory and legislative changes that may increase our costs. Some of these possible changes include changes in environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive or work in any specific period, onboard black box recorder device requirements or limits on vehicle weight and size.

Competition in the LNG industry is intense, and some of our competitors have greater financial, technological and other resources than we currently possess.

We plan to operate in the highly competitive area of LNG production and face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies and utilities, many of which have been in operation longer than us.

Many competing companies have secured access to, or are pursuing development or acquisition of, LNG facilities in North America. We may face competition from major energy companies and others in pursuing the proposed business strategy to provide LNG. Some of these competitors have longer operating histories, more development experience, greater name recognition, larger staffs and substantially greater financial, technical and marketing resources than we currently possess. We also face competition for the contractors needed to build our facilities. The superior resources that some of these competitors have available for deployment could allow them to compete successfully against us, which could have a material adverse effect on our business, ability to realize benefits from future projects, results of operations, financial condition, liquidity and prospects.

Failure of LNG to be a competitive source of energy in the markets in which we operate, and seek to operate, could adversely affect our expansion strategy.

Our operations are, and will be, dependent upon LNG being a competitive source of energy in the markets in which we operate. In the United States, due mainly to a historic abundant supply of natural gas and discoveries of substantial quantities of unconventional, or shale, natural gas, imported LNG has not developed into a significant energy source. The success of the domestic liquefaction component of our business plan is dependent, in part, on the extent to which natural gas can, for significant periods and in significant volumes, be produced in the United States at a lower cost than the cost to produce some domestic supplies of other alternative energy sources, and that it can be transported at reasonable rates through appropriately-scaled infrastructure.

Due to other factors, natural gas may not be a competitive source of energy in the markets we intend to serve or elsewhere. The failure of natural gas to be a competitive supply alternative to oil and other alternative energy sources could adversely affect our ability to deliver LNG or natural gas to our customers in North America or other locations on a commercial basis.

Our risk management strategies cannot eliminate all LNG price and supply risks. In addition, any non-compliance with our risk management strategies could result in significant financial losses.

When engaged in marketing activities, it is our strategy to maintain a manageable balance between LNG purchases, on the one hand, and sales or future delivery obligations, on the other hand. Through these transactions, we seek to earn a margin for the LNG purchased by selling LNG for physical delivery to third-party users, such as public utilities, industrial users, trucking fleets and other potential end-users converting from traditional diesel or oil fuel to natural gas. These strategies cannot, however, eliminate all price risks. For example, any event that disrupts our anticipated supply chain could expose us to risk of loss resulting from price changes if we are required to obtain alternative supplies to cover these transactions. We are also exposed to basis risks when LNG is purchased against one pricing index and sold against a different index. Moreover, we are also exposed to other risks, including price risks on LNG we own, which must be maintained in order to facilitate transportation of the LNG to our customers or to our facilities. In addition, our marketing operations involve the risk of non-compliance with our risk management policies. We cannot assure you that our processes and procedures will detect and prevent all violations of our risk management strategies, particularly if deception or other intentional misconduct is involved. If we were to incur a material loss related to commodity price risks, including non-compliance with our risk management strategies, it could have a material adverse effect on our financial position, results of operations and cash flows. There can be no assurance that we will be able to supply our customers with LNG produced at its own facilities.

We may experience increased labor costs, and the unavailability of skilled workers or failure to attract and retain qualified personnel could adversely affect us.

We are dependent upon the available labor pool of skilled employees, including truck drivers. We compete with other energy companies and other employers to attract and retain qualified personnel with the technical skills and experience required to construct and operate energy-related infrastructure and to provide our customers with the highest quality service. In addition, the tightening of the transportation related labor market due to the shortage of skilled truck drivers may affect our ability to hire and retain skilled truck drivers and require us to pay increased wages. We, and our subsidiaries in the United States who hire personnel, are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. We are also subject to applicable labor regulations in the other jurisdictions in which we operate, including Canada and Mexico. We may face challenges and costs in hiring, retaining and managing our employee base. A shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations, could make it more difficult for us to attract and retain qualified personnel and could require an increase in the wage and benefits packages that we offer, thereby increasing our operating costs. Any increase in our operating costs could materially and adversely affect our business, financial condition, operating results, liquidity and prospects.

We may incur impairments to goodwill or long-lived assets.

We test our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. We currently intend to test goodwill for impairment annually, or more frequently as circumstances dictate. Significant negative industry or economic trends, and decline of market capitalization, reduced estimates of future cash flows for business segments or disruptions to business could lead to an impairment charge of the long-lived assets, including our goodwill. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. Projections of future operating results and cash flows may vary significantly from results. In addition, if our analysis results in an impairment to our goodwill or long-lived assets, we may be required to record a charge to earnings in our consolidated financial statements during a period in which such impairment is determined to exist, which may negatively impact our operating results.

A major health and safety incident involving LNG or the energy industry more broadly or relating to our business may lead to more stringent regulation of LNG operations or the energy business generally, could result in greater difficulties in obtaining permits, including under environmental laws, on favorable terms, and may otherwise lead to significant liabilities and reputational damage.

Health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance from our operations may result in an event that causes personal harm or injury to our employees, other persons, and/or the environment, as well as the imposition of injunctive relief and/or penalties for non-compliance with relevant regulatory requirements or litigation. Any such failure that results in a significant health and safety incident may be costly in terms of potential liabilities, and may result in liabilities that exceed the limits of our insurance coverage. Such a failure, or a similar failure elsewhere in the energy industry (including, in particular, LNG liquefaction, storage, transportation or regasification operations), could generate public concern, which may lead to new laws and/or regulations that would impose more stringent requirements on our operations, have a corresponding impact on our ability to obtain permits and approvals, and otherwise jeopardize our reputation or the reputation of our industry as well as our relationships with relevant regulatory agencies and local communities. Individually or collectively, these developments could adversely impact our ability to expand our business, including into new markets. Similarly, such developments could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We and our affiliates operating in Canada and Mexico may be subject to the European Union’s Regulation on Wholesale Market Integrity and Transparency as wholesale energy market participants. This classification imposes increased regulatory obligations on us and our affiliates, including a prohibition from using or disclosing insider information or engaging in market manipulation in wholesale energy markets, and an obligation to report certain data. These regulatory obligations may increase the cost of compliance for our business, and if we violate these laws and regulations, we could be subject to investigation and penalties.

Failure to obtain and maintain permits, approvals and authorizations from governmental and regulatory agencies on favorable terms with respect to the design, construction and operation of our facilities could impede operations and construction and could have a material adverse effect on us.

The design, construction and operation of energy-related infrastructure, including existing and proposed facilities, the import and export of LNG and the transportation of natural gas, are highly regulated activities at the federal, state and local levels. Approvals of the Department of Energy (“DOE”) under Section 3 of the Natural Gas Act (“NGA”), as well as several other material governmental and regulatory permits, approvals and authorizations, including under the Clean Air Act (“CAA”) and the Clean Water Act (“CWA”) and their state analogues, may be required in order to construct and operate an LNG facility and export LNG. Permits, approvals and authorizations obtained from the Federal Energy Regulatory Commission (“FERC”), DOE and other federal and state regulatory agencies also contain ongoing conditions, and additional requirements may be imposed. Certain federal permitting processes may trigger the requirements of the National Environmental Policy Act (“NEPA”), which requires federal agencies to evaluate major agency actions that have the potential to significantly impact the environment. Compliance with NEPA may extend the time and/or increase the costs for obtaining necessary governmental approvals associated with our operations and create independent risk of legal challenges to the adequacy of the NEPA analysis, which could result in delays that may adversely affect our business, contracts, financial condition, operating results, cash flow, liquidity and profitability. We may also be subject to yet additional requirements in Canada and Mexico or other jurisdictions, including with respect to land use approvals needed to construct and operate our facilities.

We cannot control the outcome of any review and approval process, including whether or when any such permits, approvals and authorizations will be obtained, the terms of their issuance, or possible appeals or other potential interventions by third parties that could interfere with our ability to obtain and maintain such permits, approvals and authorizations or the terms thereof. If we are unable to obtain and maintain such permits, approvals and authorizations on favorable terms, we may not be able to recover our investment in our projects. Many of these permits, approvals and authorizations require public notice and comment before they can be issued, which can lead to delays to respond to such comments, and even potentially to revise the permit application. There is no assurance that we will obtain and maintain these governmental permits, approvals and authorizations on favorable terms, or that we will be able to obtain them on a timely basis, and failure to obtain and maintain any of these permits, approvals or authorizations could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects. Moreover, many of these permits, approvals and authorizations are subject to administrative and judicial challenges, which can delay and protract the process for obtaining and implementing permits and can also add significant costs and uncertainty.

Existing and future environmental, health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions.

Our business is now and will in the future be subject to extensive federal, international, state and local laws and regulations both in the United States and in other jurisdictions where we operate that regulate and restrict, among other things, the siting and design of our facilities, discharges to air, land and water, with particular respect to the protection of human health, the environment and natural resources from risks associated with storing, receiving and transporting LNG; the handling, storage and disposal of hazardous materials, hazardous waste and petroleum products; and remediation associated with the release of hazardous substances. For example, the Pipeline Hazardous Materials Safety Administration (“PHMSA”) has promulgated detailed regulations governing LNG facilities under its jurisdiction to address LNG facility siting, design, construction, equipment, operations, maintenance, personnel qualifications and training, fire protection and security. State and local regulators can impose similar siting, design, construction and operational requirements.

Federal and state laws impose liability, without regard to fault or the lawfulness of the original conduct, for the release of certain types or quantities of hazardous substances into the environment. As the owner and operator of our facilities, we could be liable for the costs of cleaning up any such hazardous substances that may be released into the environment at or from our facilities and for resulting damage to natural resources.

Many of these laws and regulations, such as the CAA and the CWA, and analogous state laws and regulations, restrict or prohibit the types, quantities and concentration of substances that can be emitted into the environment in connection with the construction and operation of our facilities, and require us to obtain and maintain permits and provide governmental authorities with access to our facilities for inspection and reports related to compliance. Relevant local authorities may also require us to obtain and maintain permits associated with the construction and operation of our facilities, including with respect to land use approvals. Failure to comply with these laws and regulations could lead to substantial liabilities, fines and penalties or capital expenditures related to pollution control equipment and restrictions or curtailment of operations, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Other future legislation and regulations could cause additional expenditures, restrictions and delays in our business and to our proposed construction, the extent of which cannot be predicted and which may require us to limit substantially, delay or cease operations in some circumstances. In October 2017, the U.S. Government Accountability Office issued a legal determination that a 2013 interagency guidance document was a “rule” subject to the Congressional Review Act (“CRA”). This legal determination could open a broader set of agency guidance documents to potential disapproval and invalidation under the CRA, potentially increasing the likelihood that laws and regulations applicable to our business will become subject to revised interpretations in the future that we cannot predict. Revised, reinterpreted or additional laws and regulations that result in increased compliance costs or additional operating or construction costs and restrictions could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Greenhouse Gases/Climate Change. From time to time, there may be federal and state regulatory and policy initiatives to reduce GHG emissions in the United States from a variety of sources. Other federal and state initiatives are being considered or may be considered in the future to address GHG emissions through, for example, United States treaty commitments or other international agreements, direct regulation, a carbon emissions tax, or cap-and-trade programs.

Responding to scientific reports regarding threats posed by global climate change, the U.S. Congress has in the past considered legislation to reduce emissions of GHGs. In addition, some states and foreign jurisdictions have individually or in regional cooperation, imposed restrictions on GHG emissions under various policies and approaches, including establishing a cap on emissions, requiring efficiency measures, or providing incentives for pollution reduction, use of renewable energy sources, or use of replacement fuels with lower carbon content.

The adoption and implementation of any U.S. federal, state or local regulations or foreign regulations imposing obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur significant costs to reduce emissions of GHGs associated with their operations or could adversely affect demand for natural gas and natural gas products. The potential increase in our operating costs could include new costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our GHG emissions, pay taxes related to our GHG emissions, and administer and manage a GHG emissions program. We may not be able to recover such increased costs through increases in customer prices or rates. In addition, changes in regulatory policies that result in a reduction in the demand for hydrocarbon products that are deemed to contribute to GHGs, or restrict their use, may reduce volumes available to us for processing, transportation, marketing and storage. These developments could have a material adverse effect on our financial position, results of operations and cash flows.

In addition, due to concerns over climate change, numerous countries around the world have adopted or are considering adopting laws or regulations to reduce GHG emissions. In December 2015, the U.S. and 195 other nations attending the United Nations Climate Change Conference adopted the Paris Agreement on global climate change, which establishes a universal framework for addressing GHG emissions based on nationally determined contributions. The Paris Agreement calls for zero net anthropogenic GHG emission to be reached during the second half of the 21st century. The Paris Agreement does not create any binding obligations for nations to limit their GHG emissions but rather includes pledges to voluntarily limit or reduce future emissions. It also creates a process for participating countries to review and increase their intended emissions reduction goals every five years. Although the United States became a party to the Paris Agreement in April 2016, the Trump administration subsequently announced in June 2017 its intention either to withdraw from the Paris Agreement or renegotiate more favorable terms. However, the Paris Agreement stipulates that participating countries must wait four years before withdrawing from the agreement. It is not possible to know how quickly renewable energy technologies may advance, but the increased use of renewable energy could ultimately reduce future demand for hydrocarbons. These developments could have a material adverse effect on our financial position, results of operations and cash flows.

Fossil Fuels. Our business activities depend upon a sufficient and reliable supply of natural gas feedstock, and are therefore subject to concerns in certain sectors of the public about the exploration, production and transportation of natural gas and other fossil fuels and the consumption of fossil fuels more generally. Legislative and regulatory action, and possible litigation, in response to such public concerns may also adversely affect our operations. We may be subject to future laws, regulations, or actions to address such public concern with fossil fuel generation, distribution and combustion, greenhouse gases and the effects of global climate change. Our customers may also move away from using fossil fuels such as LNG for their power generation needs for reputational or perceived risk-related reasons. These matters represent uncertainties in the operation and management of our business, and could have a material adverse effect on our financial position, results of operations and cash flows.

Risks Inherent in an Investment in Us

Our common stock could be delisted from Nasdaq if we fail to comply with Nasdaq’s listing standards.

Pursuant to Nasdaq’s Listing Rules, the Share Exchange required us to submit an initial listing application and, at the time of the Share Exchange, meet all of the criteria applicable to a company initially requesting listing.

While we submitted the initial listing application and intend to maintain listing status for our common stock, no guarantees can be made about our ability to do so. Our common stock is currently listed for quotation on the Nasdaq Stock Market, and the symbol changed from “AETI” to “SLNG”. On July 26, 2019, we effectuated a reverse stock split of our outstanding common stock at a ratio of 1:8 in order to assure that our common stock met the Nasdaq Stock Market requirements that our common stock close at a price of $4.00 on the first day of trading following the completion of the Share Exchange. On July 30, 2019, we were notified of the Company’s inability to satisfy Nasdaq Listing Rule 5505(a)(2), which requires a minimum of 1,000,000 publicly held shares and Nasdaq Listing Rule 5505(b)(1)(B), which requires a minimum market value of $15 million in publicly held shares. The Company is in process of appealing and has requested a hearing and extension to allow the Company to meet all the applicable listing standards including increasing the number of publicly held shares as soon as practical to meet the applicable listing requirements; however there can be no assurances the Company will be able to do so within the period of time that may be granted by the hearings panel.

If we fail to meet Nasdaq’s continued listing standards in the future and our common stock is delisted by Nasdaq, the common stock may be eligible to trade on the OTC Markets Group Inc., the OTC Bulletin Board or another over-the-counter market. Any such alternative would likely result in it being more difficult for the Company to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, the common stock and could result in a decrease in the trading price of our common stock. In addition, there can be no assurance that the common stock would be eligible for trading on any such alternative exchange or markets.

We may become involved in securities class action litigation or shareholder litigation in connection with the Share Exchange that could divert management’s attention and harm our business and insurance coverage may not be sufficient to cover all costs and damages.

In the past, securities class action or stockholder derivative litigation has often followed the announcement and consummation of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction like the Share Exchange. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

We expect that we will incur losses over the next several years and may never achieve or maintain profitability.

We expect that we will continue to incur significant expenses and operating losses for the foreseeable future. The net losses the Company incurs may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as it:

•	seeks to identify additional expansion of business operation opportunities;

•	develops manufacturing processes and distribution processes;

•	establishes a sales, marketing and distribution infrastructure to commercialize its business and products;

•	hires additional personnel;

•	adds operational, financial and management information systems and personnel, including personnel to support its business development and planned future commercialization efforts; and

•	continues to operate as a public company.

To become and remain profitable, our company must develop and execute its business plan. This will require it to be successful in a range of challenging activities. Our company may never succeed in these activities and, even if it does, may never generate revenues that are significant or large enough to achieve profitability. If our company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Our company’s failure to become and remain profitable would decrease the value of the company and could impair its ability to raise capital, maintain its existing business operations and development efforts, expand its business or continue its operations and may require it to raise additional capital that may dilute the ownership interest of common stockholders. A decline in the value of the company could also cause stockholders to lose all or part of their investment.

Our company needs substantial additional funding. If we are unable to raise capital when needed, we would be compelled to delay, reduce or eliminate portions of its existing business operations and development efforts.

We expect our expenses to increase in parallel with our ongoing activities. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate parts of its existing business and development efforts.

Based upon current operating plans, our net cash to fund our operations will be challenging. We may need to raise additional funds to pursue business activities and opportunities. Additionally, our funding needs may fluctuate significantly based on a number of factors. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders or restrict our operations.

Until such time, if ever, we can generate substantial revenues, we expect to finance our cash needs through a combination of additional equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts.

Following the Share Exchange, the market price of our common stock declined, and we expect the stock price of our common stock to continue to be volatile, including after the closing of this offering.

The market price of our common stock could continue to fluctuate. Market prices for securities of energy producers, distributors and other businesses in the energy generation and distribution industry have been particularly volatile. Some of the factors that may cause the market price of the common stock of the Company to fluctuate include:

•	our ability to obtain regulatory approvals for LNG business expansions, and delays or failures to obtain such approvals;

•	failure of any of our business strategy to achieve commercial success;

•	issues in developing and expanding our LNG infrastructure and facilities, and service and delivery operations;

•	the results of our current and any future business operations related to LNG distribution or production;

•	the entry into, or termination of, key agreements, including key commercial partner agreements;

•	the initiation of, material developments in, or conclusion of litigation to enforce or defend any of our rights under our material contracts or defend against the rights of others;

•	the introduction of technological innovations or new energy products or methods of distribution that compete with our potential products;

•	the loss of key employees;

•	changes in estimates or recommendations by securities analysts, if any, who cover our common stock;

•	general and industry-specific economic conditions that may affect our research and development expenditures; and

•	period-to-period fluctuations in our financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of our common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

If securities analysts do not publish research or reports about our business, or if they publish negative evaluations or recommendations, our share price could decline.

The trading market for our common stock may be impacted by the availability or lack of research and reports that third-party industry or financial analysts publish about us. There are many large, publicly-traded companies active in the energy and power generation and distribution industry, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline. If we do not receive adequate coverage by reputable analysts that have an understanding of our business and industry, we could fail to achieve visibility in the market, which in turn could cause our stock price to decline.

As a result of the Share Exchange, Casey Crenshaw has voting control over our company.

Currently, Casey Crenshaw has beneficial ownership of 77.1% of the outstanding shares of our common stock. As a result, Mr. Crenshaw may control all matters that require stockholder approval, as well as its management and affairs. For example, Mr. Crenshaw may unilaterally approve the election of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench its management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving the company that other stockholders may desire.

We are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements.

Casey Crenshaw holds a majority of the voting power of our shares. As a result, we are a controlled company within the meaning of Nasdaq corporate governance standards. Under Nasdaq rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a controlled company and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of Nasdaq;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. We intend to continue to utilize some or all of these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Management.”

The failure to integrate successfully the businesses of Stabilis Energy, LLC and American Electric in the expected timeframe could adversely affect our future results.

Following the Share Exchange, the continued operation of our business is, and will continue to be, complex. Our success will depend, in large part, on our ability to realize the anticipated benefits from combining the businesses of American Electric and Stabilis Energy, LLC and its subsidiaries.

The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in our failure to achieve some or all of the anticipated benefits of the Share Exchange.

Potential difficulties that may be encountered in the integration process include the following:

•	using our Company’s cash and other assets efficiently to develop our business;

•	appropriately managing our liabilities;

•	potential unknown or currently unquantifiable liabilities associated with the Share Exchange and our operations; and

•	performance shortfalls as a result of the diversion of management’s attention caused by focusing on the integration of operations following the Share Exchange.

We will continue to incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

We incur and will continue to incur significant legal, accounting and other expenses that Stabilis Energy, LLC and its subsidiaries did not incur as private companies, including costs associated with public company reporting requirements. We also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act and rules and regulations promulgated by the SEC and Nasdaq. These rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. These rules and regulations may also make it difficult and expensive for us to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult to attract and retain qualified individuals to serve on our board of directors (the “Board” or “Board of Directors”) or as executive officers, which may adversely affect investor confidence in us and could cause our business or stock price to suffer.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate its business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Through the fiscal year ended December 31, 2016, Stabilis Energy, LLC’s financial statements have been audited in accordance with generally accepted auditing standards in the United States. Beginning with the fiscal year ended December 31, 2017 and following the Share Exchange, Stabilis Energy, LLC’s financial statements are now audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In addition, we are required to be compliant with public company internal control requirements mandated under Section 302 and 906 of the Sarbanes-Oxley Act. We are implementing measures designed to improve our internal controls over financial reporting, including the hiring of accounting personnel and establishing new accounting and financial reporting procedures to establish an appropriate level of internal controls over financial reporting. However, we cannot provide assurances that we will be successful in doing so. If we are unable to successfully implement internal controls over financial reporting, the accuracy and timing of our financial reporting, and our stock price, may be adversely affected and we may be unable to maintain compliance with the applicable stock exchange listing requirements.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase operating costs and harm the business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price.

In addition to Mr. Crenshaw’s ability to control all matters that require stockholder approval, provisions in our corporate charter documents and under Florida law could make an acquisition of the Company, which may be beneficial to its stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because the Board of Directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by stockholders to replace or remove the current management by making it more difficult for stockholders to replace members of the Board of Directors. Among other things, these provisions:

•	allow the authorized number of our directors to be fixed only by resolution of our Board of Directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our Board of Directors;

•

require that stockholder actions must be effected at a duly called stockholder meeting or by our stockholders by written consent of the holders of over 50% of the votes that all our stockholders would be entitled to cast;

•

authorize our Board of Directors to issue preferred stock without stockholder approval, which could be used to institute a shareholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our Board of Directors;

•	require the proposal of our Board of Directors and the approval of the holders of over 50% of the votes that all our stockholders would be entitled to cast to amend our charter; and

•	require the approval of the holders of over 50% of the votes that all our stockholders would be entitled to cast to amend our bylaws.

Moreover, because we are incorporated in Florida, we are governed by the provisions of Section 607.0901 and 607.0102 of the Florida Business Corporation Act.

In general, Section 607.0901 regulates certain transactions between a corporation and an “interested shareholder,” one who beneficially owns more than ten percent of the corporation’s outstanding voting shares. The statute provides significant protection to minority shareholders by assuring that the transactions covered by the statute are either (a) procedurally fair (i.e., the transaction is approved by disinterested directors or disinterested shareholders) or (b) substantively fair (i.e., result in a fair price to the shareholders).

In general, Section 607.0902 focuses on the acquisition of “control shares” in an issuing public corporation. When control shares are acquired in a “control share acquisition,” the shares do not have voting rights. Voting rights may be restored only if the bidder files an acquiring person statement and requests a shareholder meeting to vote on whether the bidder’s shares should be accorded voting rights. Voting rights are restored only to the extent approved by the disinterested shareholders (which excludes both the bidder and management shareholders). Alternatively, the bidder’s shares will have voting rights if the acquisition is approved by the target company’s board of directors. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

We do not anticipate that we will pay any cash dividends in the foreseeable future.

The current expectation is that for the foreseeable future, we will retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be the sole source of gain, if any, for any stockholders for the foreseeable future.

The Share Exchange resulted in changes to our Board of Directors that may affect our business strategy and operations.

The composition of our Board of Directors changed as a result of the Share Exchange. The newly comprised Board of Directors of the Company may affect business strategies and operating decisions with respect to the Company that may have an adverse impact on our business, financial condition and results of operations following the completion of the Share Exchange. See “Management” on page 64 of this prospectus.

Our present and future success depends on key members of our management team and certain employees and our ability to retain such key members, the loss of any of whom could disrupt our business operations.

We are highly dependent on principal members of our management team and certain of our other employees. The loss of the services of any member of our management team could disrupt our operations, adversely impact the achievement of our objections and increase our exposure to the other risks described in this “Risk Factors” section. We have not entered into employment agreements with Mr. Reddinger, Mr. Puhala and other principal members of our management team, and any of them could leave our employment at any time.

Our success will also depend on pre-existing relationships with third parties, which relationships may be affected by the Share Exchange. Any adverse changes in these relationships could adversely affect our business, financial condition or results of operations.

Our success will be dependent on the ability to maintain and renew relationships with pre-existing third-party relationships. There can be no assurance that we will be able to maintain pre-existing business relationships, or enter into or maintain new business relationships, on acceptable terms, if at all. The failure to maintain important pre-existing third-party relationships could have a material adverse effect on our business, financial condition or results of operations.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of our financial condition or results of operations following the completion of the offering.

The pro forma financial statements contained in this prospectus are presented for illustrative purposes only and may not be an indication of our financial condition or results of operations following the Share Exchange for several reasons. The pro forma financial statements have been derived from the historical financial statements of AETI and Stabilis Energy, LLC and adjustments and assumptions have been made regarding the Company after giving effect to the Share Exchange. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the Company in connection with the Share Exchange. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma financial statements. As a result, the actual financial condition of the Company following the Share Exchange may not be consistent with, or evident from, these pro forma financial statements. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect our financial condition following the Share Exchange. The pro forma financial statements can be found in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” beginning on page F-40 of this prospectus.

USE OF PROCEEDS

We are registering these shares of common stock for resale by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been trading under the symbol “SLNG” on the Nasdaq Stock Market since July 29, 2019. Prior to the Share Exchange, it traded under the symbol “AETI.”

The closing sale price of our common stock on the Nasdaq Stock Market on September 9, 2019 was $6.22 per share. As of September 6, 2019, we had 52 holders of record of our common stock, based on information provided by our transfer agent.

DIVIDEND POLICY

We have not paid any dividends on our common stock in either of the last two years and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our Board of Directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context indicates otherwise, all references to “Stabilis,” the “Company,” “we,” “us,” or “our” in this discussion refer to Stabilis Energy, LLC during the period prior to the Effective Date and Stabilis Energy, Inc. during the period beginning on the Effective Date, together with its respective majority and wholly owned subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the unaudited pro forma financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We are a vertically integrated provider of small-scale liquefied natural gas (“LNG”) production, distribution and fueling services to multiple end markets in North America. Our diverse customer base utilizes LNG as a fuel source in a variety of applications in the industrial, energy, mining, utilities and pipelines, commercial, and high horsepower transportation markets. Our customers use LNG as an alternative to traditional fuel sources, such as diesel, fuel oil, and propane, and as a means to lower fuel costs and reduce their environmental footprint. Our customers also use LNG as a “virtual pipeline” solution when natural gas pipelines are not available or are curtailed.

Stabilis seeks to provide our customers with safe, reliable and cost effective LNG fueling solutions. We provide multiple products and services to our customers, including:

LNG Production and Sales—Stabilis builds and operates cryogenic natural gas processing facilities, called “liquefiers”, that convert natural gas into LNG through a multiple stage cooling process. We currently own and operate a liquefier that can produce up to 120,000 LNG gallons (455 cubic meters) per day. We also purchase LNG from third-party production sources which allows us to support customers in markets where we do not own liquefiers. We define “small-scale” LNG production to include liquefiers that produce less than 1,000,000 LNG gallons per day (3,788 cubic meters per day).

Transportation and Logistics Services—Stabilis offers our customers a “virtual natural gas pipeline” by providing them with turnkey LNG transportation and logistics services in North America. We deliver LNG to our customers’ work sites from both our own production facility and our network of 25 third-party production sources located throughout North America. We own a fleet of LNG fueled trucks and cryogenic trailers to transport and deliver LNG. We also outsource similar equipment and transportation services from qualified third-party providers as required to support our customer base. We define “small-scale” LNG distribution to include distribution by trailer or tank container (up to 15,000 LNG gallons) or marine vessels that carry less than 8,000,000 LNG gallons (approximately 30,000 cubic meters).

Cryogenic Equipment Rental—Stabilis owns and operates a rental fleet of 150 mobile LNG storage and vaporization assets, including: transportation trailers, electric and gas-fired vaporizers, ambient vaporizers, storage tanks, and mobile vehicle fuelers. We also own several stationary storage and regasification assets. We believe this is one of the largest fleets of small-scale LNG equipment in North America. Our fleet consists primarily of trailer-mounted mobile assets, making delivery to and between customer locations more efficient. We deploy these assets on job sites to provide our customers with the equipment required to transport, store, and consume LNG in their fueling operations.

Engineering and Field Support Services—Stabilis has experience in the safe, cost effective, and reliable use of LNG in multiple customer applications. We have also developed many processes and procedures that we believe improve our customers’ use of LNG in their operations. Our engineers help our customers design and integrate LNG into their fueling operations and our field service technicians help our customers mobilize, commission and reliably operate on the job site.

Stabilis generates revenue by selling and delivering LNG to our customers. We also generate revenue by renting cryogenic equipment and providing engineering and field support services. We sell each product and service separately or as a bundle depending on the customer’s needs. LNG pricing depends on market pricing for natural gas and competing fuel sources (such as diesel, fuel oil, and propane among others), as well as the customer’s purchased volume, contract duration and credit profile.

Stabilis’ customers use natural gas in their operations for multiple reasons, including lower fuel cost, more stable fuel costs, reduced environmental emissions, and improved operating performance. We serve customers in a variety of end markets, including industrial, energy, mining, commercial, utilities and pipelines, and high horsepower transportation. We believe that LNG consumption will continue to increase in these end markets in the future.

2019, 2018 & 2017 Developments

On July 26, 2019 (the “Effective Date”), we completed a business combination transaction (the “Share Exchange”) by which American Electric Technologies, Inc., a Florida corporation (“American Electric”) acquired 100% of the outstanding limited liability company interests of Stabilis Energy, LLC from LNG Investment Company, LLC, a Texas limited liability company (“Holdings”) and 20% of the outstanding limited liability company interests of PEG Partners, LLC, a Delaware limited liability company (“PEG”) from AEGIS NG LLC, a Texas limited liability company (“AEGIS”). The remaining 80% of the outstanding limited liability company interests of PEG were owned directly by Stabilis Energy, LLC. As a result, Stabilis Energy, LLC became the 100% directly-owned subsidiary and Prometheus became the 100% indirectly-owned subsidiary of American Electric. Under the Share Exchange Agreement entered into on December 17, 2018 and amended on May 8, 2019, (as amended, the “Share Exchange Agreement”), American Electric issued 105,558,606 shares of common stock to acquire Stabilis Energy, LLC, which represented 90% of the total amount of the common stock of American Electric which was issued and outstanding as of the Effective Date. The proposed transaction was approved by the shareholders of American Electric at a Special Meeting of Stockholders. The transaction closed on July 26, 2019. The Share Exchange resulted in a change of control of American Electric to control by Casey Crenshaw by virtue of his beneficial ownership of 88.4% of the common stock of American Electric outstanding as of the Effective Date.

Just after the Effective Date, the Company effectuated a reverse stock split of its outstanding common stock at a ratio of 1:8 in order to assure that its common stock met the Nasdaq Stock Market requirement that its common stock close at a price of $4.00 on the first day of trading following the completion of the Share Exchange.

Following the Effective Date, American Electric changed its name to Stabilis Energy, Inc.

In connection with the completion of the Share Exchange Agreement, AETI, Holdings and AEGIS entered into a Registration Rights Agreement on July 26, 2019 (the “Registration Rights Agreement”). The shares that are the subject of the Registration Rights Agreement include the American Electric common stock issued to Holdings and AEGIS pursuant to the Share Exchange Agreement and any other securities issued or issuable with respect to such common stock by way of stock dividend or stock split or combination of shares, recapitalization, merger, consolidation or reorganization. Such securities will no longer be subject to registration rights when disposed of pursuant to an effective registration statement; sold pursuant to Rule 144 and the transferee received securities that are not restricted securities as defined in Rule 144; securities which have ceased to be outstanding; or securities held by holder that is not Holdings or AEGIS or an affiliate thereof to whom registration rights have not been transferred in accordance with the Registration Rights Agreement.

On July 30, 2019, we received a staff determination letter from the listing qualifications department of The Nasdaq Stock Market LLC (the “Nasdaq Stock Market”) setting forth a determination to delist the Company’s common stock from the Nasdaq Stock Market as a result of the Company’s inability to satisfy Nasdaq Listing Rule 5505(a)(2), which requires a minimum of 1,000,000 publicly held shares, and Nasdaq Listing Rule 5505(b)(1)(B), which requires a minimum market value of $15 million in publicly held shares.

Upon request, a hearing before the Nasdaq Stock Market Hearings Panel (the “Panel”) was scheduled on September 19, 2019 and our request for hearing has stayed any suspension or delisting action by Nasdaq pending the completion of the hearing process and the expiration of any extension period that may be granted to the Company by the Panel. We intend to pursue certain actions including this offering to increase the number of publicly held shares of common stock as well as to increase our minimum market value as soon as practicable to meet the applicable listing requirements; however, there can be no assurances that we will be able to do so within the period of time that may be granted by the Panel.

On August 5, 2019, we entered into an exchange agreement (the “Exchange Agreement”) with Chart Energy & Chemicals, Inc., a Delaware corporation and subsidiary of Chart Industries, Inc. (“Chart E&C”), Stabilis Energy, LLC, a Texas limited liability company and subsidiary of the Company, and Stabilis LNG Eagle Ford LLC, a Delaware limited liability company and subsidiary of the Company (“Stabilis LNG”), for the satisfaction of indebtedness of Stabilis LNG, a Company subsidiary, to Chart E&C in the principal amount of $7 million (the

“Exchanged Indebtedness”) owed pursuant to a secured promissory note issued by Stabilis LNG to Chart E&C in September 2013 (the “Note”) in exchange for unregistered shares of our common stock (such transactions, the “Chart E&C Transaction”). We issued to Chart E&C 1,470,807 shares of Company common stock, based on the per share price of Company common stock of 90% of the average of the dollar volume-weighted average prices per share of the common stock as calculated by Bloomberg for each of the five consecutive trading days ending on and including the third trading day immediately preceding the closing date (the “Initial Closing”). At the Initial Closing, Stabilis LNG also paid to Chart E&C an amount in cash equal to the accrued and unpaid interest on the Exchanged Indebtedness due through the Initial Closing, plus a cash amount to be paid in lieu of the issuance of fractional shares of our Common Stock. The Exchange Agreement granted Chart E&C registration rights for the shares it received and requires the Company prepare and file, no later than 90 days after the Initial Closing, a Registration Statement on Form S-1 to permit the public resale of all of the registrable securities received by Chart E&C.

At any time after six months after August 5, 2019, Chart E&C may elect an additional exchange (the “Additional Exchange”) of all or any portion of the balance of the unpaid principal amount of the Note, currently approximately $2.1 million, including any Remaining Indebtedness not exchanged at the Initial Closing in exchange for additional shares of our common stock based on the foregoing pricing calculation related to the closing date of the Additional Exchange plus payment by Stabilis LNG to Chart E&C of the accrued and unpaid interest on the Note plus a cash amount to be paid in lieu of the issuance of fractional shares of Company Common Stock. The Company is not required to conduct more than one Additional Exchange.

On August 20, 2019, we completed our acquisition of Diversenergy, LLC (“Diversenergy”) and its subsidiaries, creating what we believe will be one of the leading LNG marketing and distribution companies in Mexico (such acquisition, the “Diversenergy Transaction”). We purchased all of the issued and outstanding membership interests of Diversenergy for total consideration of 684,963 shares of Company common stock and $2 million in cash, subject to adjustments for Diversenergy’s net working capital as of the closing date.

Diversenergy provides LNG to customers which use LNG as a fuel in mobile high horsepower applications and to customers which do not have natural gas pipeline access.

We also entered into a Registration Rights Agreement with certain holders of Diversenergy (the “Diversenergy Registration Rights Agreement”). The shares that are the subject of the Diversenergy Registration Rights Agreement include the Company common stock issued in connection with the Membership Interest

Purchase and Sale Agreement and any other securities issued or issuable with respect to such common stock by way of stock dividend or stock split, or in exchange for or upon conversion of such shares, or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation or reorganization. Such securities will no longer be subject to registration rights when disposed of pursuant to an effective registration statement; sold pursuant to Rule 144; securities that become eligible for sale pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1), as set forth in a written opinion letter to the transfer agent to such effect; securities otherwise transferred; or securities which have ceased to be outstanding.

On August 20, 2019, we established Energĺa Superior Gas Natural LLC as a joint venture with CryoMex Investment Group LLC (“CryoMex”), to pursue investments in distributed natural gas production and distribution assets in Mexico (the “Joint Venture”). CryoMex is led by Grupo CLISA, a Monterrey, Mexico-based developer and operator of businesses in multiple end markets including energy.

The Joint Venture plans to invest in LNG and compressed natural gas production, transportation, storage, and regasification assets that serve multiple end markets throughout Mexico, including the industrial, mining, pipeline, utility, marine, and over-the-road transportation markets.

On February 28, 2017, the Company acquired Prometheus Energy Group Incorporated (“Prometheus”) in a transaction between entities under common control and Prometheus became an 80% owned subsidiary of the Company. Because the entities are under common control, the assets and liabilities of Prometheus were transferred to the Company at their historic cost.

Prometheus markets and distributes LNG as an alternative to traditional fuel sources, such as diesel fuel and propane. It also provides LNG to supplement pipelines that require additional natural gas supply. Prometheus serves a wide variety of North American end markets, including utilities and pipelines, industrial, energy, mining, and high horsepower transportation markets.

Prometheus owns a fleet of cryogenic transportation, storage and vaporization trailers and related equipment that it utilizes at customer sites. Prometheus provides its customers with logistics, delivery, onsite storage and vaporization, project management, and operations and maintenance services. Prometheus supplies its customers with LNG from third party suppliers.

In 2014, the Company acquired a 50% beneficial interest in Stabilis LNG Eagle Ford, LLC (“LNG EF”) and Stabilis FHR Oilfield LNG, LLC (“FHR”). Management determined that the 50% beneficial interest provided the Company significant influence but not a controlling financial interest. Through May 19, 2017, the Company reported its share of income or loss from its 50% interest in LNG EF and FHR using the equity method of accounting. On May 19, 2017, the Company acquired the remaining 50% interests in LNG EF and FHR. Accordingly, after the purchase date all income and expense items from the date of purchase forward have been consolidated.

Results of Operations

Year ended December 31, 2018 Compared to December 31, 2017

The following table reflects line items from the accompanying Consolidated Statements of Operations year ended December 31, 2018 (the “Current Year”) as compared to December 31, 2017 (the “Prior Year”):

	Year Ended December 31,
	2018	2017	Change	% Change
	(In thousands, excluding percentages)
Revenue:
LNG Product	$30,200	$15,534	$14,666	94.4%
Rental, service and other	7,142	4,913	2,229	45.4

Total Revenues	37,342	20,447	16,895	82.6
Operating Expenses:
Costs of revenue (exclusive of depreciation as shown separately below):
Costs of LNG product	23,804	14,245	9,559	67.1
Costs of rental, service and other	4,648	3,536	1,112	31.4
Selling, general and administrative	7,350	4,653	2,697	58.0
Depreciation	8,822	6,992	1,830	26.2

	44,624	29,426	15,198	51.6
Other Operating Income (Loss):
Loss from equity methods investments	—	(1,098)	1,098	(100.0)
Gain from bargain purchases	—	27,067	(27,067)	(100.0)

Total other operating income	—	25,969	(25,969)	(100.0)

Income (Loss) from operations	(7,282)	16,990	(24,272)	(142.9)
Other Income (Expense):
Interest income	12	4	8	200.0
Interest expense	(4,433)	(3,380)	(1,053)	31.2
Other income	298	97	201	208.7
Gain (loss) from disposal of assets	319	(1,643)	1,962	(119.4)

Total other expense	(3,804)	(4,922)	1,118	(22.7)

Net income (loss)	(11,086)	12,068	(23,154)	(191.9)

Net income (loss) attributable to noncontrolling interests	(42)	(716)	674	(94.1)

Net income (loss) attributable to Stabilis Energy, LLC	$(11,044)	$12,784	$(23,828)	(186.4)%

Revenue

LNG Product Revenue. During the Current Year our LNG Product revenues increased $14.7 million versus the Prior Year. This increase was attributable to the acquisition of Prometheus on February 28, 2017, the purchase of the remaining interest in the LNG EF and FHR joint venture in May of 2017, and growth in the existing Stabilis business.

The impact of including twelve months of Prometheus revenue contributed $1.5 million of the increase in LNG Product revenue for the Current Year. The consolidation upon the purchase of the remaining interest of LNG EF and FHR contributed $1.3 million of LNG product revenue growth in the Current Year. Stabilis and Prometheus LNG revenue from its existing business increased $11.9 million in the Current Year due to higher volumes and improved pricing. The additional volumes were driven by distribution partners for industrial applications, new oilfield customers, sand drying applications, and exports into Mexico.

Rental, Service, and Other Revenue. Rental and service revenues increased by $2.2 million in the Current Year. The increase was attributable to a full year of revenue in 2018 from the acquisitions ($1.7M) and volume growth referenced in LNG product revenue. ($0.5M).

Operating Expenses

Costs of LNG Product. Cost of LNG Product is comprised of the commodity (natural gas), liquefaction cost, and the transportation of LNG to the end destination.

Cost of LNG product in the Current Year increased $9.6 million or 67% compared to a $14.7 million or 94% increase in product revenue. The lower costs as a percentage of revenue was primarily due to increases in LNG sourced from Stabilis’ liquefaction plant rather than third party liquefiers and lower transportation costs due to the geographic mix of customers.

Costs of Rental, Service, and Other Revenue. These costs include the internal cost of staff field technicians, transportation, equipment rentals, equipment maintenance, and the logistics team that provide a continuous supply of LNG to customer sites safely and timely to avoid any production disruptions at the customer site. This cost increased $1.1 million or 31% in the Current Year primarily due to the Company’s acquisition of Prometheus.

Selling, general and administrative. Selling, general and administrative expense increased $2.7 million or 58% during the Current Year as compared to the Prior Year. This increase was primarily driven by the acquisition of Prometheus ($0.5 million), the consolidation of a joint venture ($0.3 million), transaction costs related to the Share Exchange ($1 million), and additional expenses to support growth ($0.8 million).

Depreciation. Depreciation expense increased $1.8 million during the Current Year as compared to the Prior Year. This increase was primarily driven by the consolidation of a joint venture in May 2017 ($1.7 million) including the liquefaction plant in George West, Texas and the associated vehicles, storage, and vaporization equipment. Additionally, there were two more months of depreciation ($0.5 million) related to Prometheus assets in the Current Year due to the February 2017 acquisition of Prometheus.

Other Operating Income

Total Other Operating Income. Other operating income decreased $26.0 million in the Current Year as compared to the Prior Year. In the Prior Year the Company acquired 80% of Prometheus in a transaction between entities under common control resulting in a $13.1 million bargain purchase gain and acquired the remaining 50% ownership of LNG EF and FHR in a step acquisition resulting in a $13.9 million bargain purchase gain. Before the Company fully owned LNG EF and FHR, Stabilis incurred a $1.1 million loss in 2017 from its investment in these entities.

Other Income. Other income is primarily the Alternative Fuels excise tax credits. Income recognized for the Current year and Prior Year was $320 thousand and $48 thousand, respectively due to lapses in legislation governing these credits.

Interest expense. Interest expense increased $1.1 million during the Current Year as compared to the Prior Year. The increase was attributable to a higher principal balance on related party debt as a result of the April 1, 2018 amendments and extensions on related party notes payable which rolled accrued and unpaid interest into principal along with an incremental borrowing of $1.1 million (see Note 9. Notes Payable to our Consolidated Financial Statements for further discussion). In addition, the Company entered into certain capital leases during the year.

Gain / (loss) on the disposal of fixed assets. The Company sold equipment in the Current Year for proceeds of $0.9 million resulting in gains of $0.3 million. In the Prior Year, equipment sales generated $2.4 million of proceeds and resulted in a $1.6 million loss.

Income tax expense. The Company did not incur an income tax expense in the Current Year or Prior Year due to its net losses resulting in benefits which are offset by a valuation allowance.

Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018

The following table reflects line items from the accompanying Consolidated Statements of Operations for the three months ended June 30, 2019 (the “Current Quarter”) as compared to the three months ended June 30, 2018 (the “Prior Year Quarter”):

Stabilis Energy, LLC

Consolidated Statements of Operations

	Quarter Ended June 30,
	2019	2018	Change	% Change
	(unaudited)
	(In thousands, excluding percentages)
Revenue:
LNG Product	$8,699	$7,047	1,652	23.4%
Rental, service and other	2,396	1,644	752	45.7

Total Revenues	11,095	8,691	2,404	27.7
Operating Expenses:
Costs of revenue (exclusive of depreciation as shown separately):
Costs of LNG product	5,616	5,762	(146)	(2.5)
Costs of rental, service and other	1,696	1,299	397	30.6
Selling, general and administrative	2,211	1,515	695	45.9
Depreciation	2,294	2,215	79	3.6

	11,816	10,791	1,025	9.5
Loss from operations	(722)	(2,100)	1,379	65.6
Other Income (Expense):
Interest expense	(296)	(1,170)	873	74.7
Other income	(19)	154	(173)	(112.3)
Gain (loss) from disposal of assets	—	(327)	327	100.0

Total other expense	(315)	(1,343)	1,028	76.5

Net income (loss)	(1,037)	(3,444)	2,407	69.9

Net income (loss) attributable to NCI	28	(157)	185	118.1

Net income (loss) attributable to Stabilis Energy, LLC	$(1,066)	$(3,287)	2,222	67.6%

Revenue

LNG Product Revenue. During the Current Quarter LNG Product revenues increased $1.7 million (23%) versus the Prior Year Quarter. This increase was primarily attributable to growth in LNG plant product sales of $2 million compared to the Prior Year Quarter, which was a 54% increase in product revenue. Key factors behind this growth were expansion of customer base in the sand drying applications and increased demand from existing customers in Mexico. LNG product revenue from distribution sales declined $0.3 million.

Rental, Service, and Other Revenue. Rental and service revenues increased by $0.8 million in the Current Quarter relative to Prior Year Quarter. The addition of new customers and increased demand from existing customers required additional equipment to be deployed. Overall, the company achieved $0.5 million in equipment rental revenue growth and $0.3 million in services revenue growth.

Operating Expenses

Costs of LNG Product. Cost of product in the Current Quarter declined $0.1 million or 3% compared to a $1.7 million or 23% increase in product revenue. As a percentage of revenue, overall cost of product declined by 17% primarily due to cost efficiencies achieved through higher utilization rates from Stabilis’ liquefaction plant. As a percentage of LNG revenue, cost of LNG product sourced from Stabilis’ plant declined by 31%, while cost of LNG product related to distribution sales declined by 1%. The $0.5 million reduction in transportation cost was due to the customers being closer to the LNG supply source in 2019.

Costs of Rental, Service, and Other Revenue. This cost increased $0.4 million or 31% in the Current Quarter consistent with the increase in rental, service, and other revenue. As a percentage of revenue, these costs declined by 8% compared to the Prior Year Quarter.

Selling, general and administrative. Selling, general and administrative expense increased $0.7 million or 46% during the Current Quarter as compared to the Prior Year Quarter. This increase was primarily driven by audit, legal and consulting fees of $0.5 million associated with the business combination with American Electric. Business Development fees and benefits costs accounted for the balance of the increase.

Depreciation. Depreciation expense increased $0.1 million or 4% during the Current Quarter as compared to the Prior Year Quarter due to addition of assets.

Interest expense. Interest expense decreased $0.9 million during the Current Quarter as compared to the Prior Year Quarter. This decrease was attributable to related party debt being converted to equity in November of 2018 and a $2.4 million debt payment to a third party.

Other Income. Other income decreased $0.2 million in the Current Quarter. This change was due to the Prior Year Quarter containing Alternative Fuel excise tax credits. There is no current legislation in place to allow for these tax credits in 2019.

Gain (loss) on the disposal of fixed assets. The Company sold equipment in the Prior Year Quarter resulting in a loss of $0.3 million. There were no asset sales in the Current Quarter.

Income tax expense. The Company did not incur an income tax expense in the Current Quarter or Prior Year Quarter.

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

The following table reflects line items from the accompanying Consolidated Statements of Operations for the six months ended June 30, 2019 (the “Current Year”) as compared to the six months ended June 30, 2018 (the “Prior Year”):

Stabilis Energy, LLC

Consolidated Statements of Operations

	Year To Date as of June 30,		Change	% Change
	2019	2018
	(unaudited)
	(In thousands, excluding percentages)
Revenue:
LNG Product	$18,953	$14,898	4,055	27.2%
Rental, service and other	5,117	3,667	1,450	39.5

Total Revenues	24,070	18,565	5,505	29.6
Operating Expenses:
Costs of revenue (exclusive of depreciation shown separately)
Costs of lng product	13,098	11,948	1,151	9.6
Costs of rental, service and other	3,110	2,355	754	32.0
Selling, general and administrative	4,203	3,060	1,143	37.4
Depreciation	4,585	4,383	201	4.6

	24,995	21,746	3,250	14.9
Loss from operations	(926)	(3,180)	2,255	(70.9)
Other Income (Expense):
Interest expense	(608)	(2,280)	1,671	73.3
Other income	(63)	352	(415)	(117.9)
Gain (loss) from disposal of assets	—	162	(162)	(100.0)

Total other expense	(672)	(1,765)	1,094	62.0

Net income (loss)	(1,597)	(4,946)	$3,349	67.7

Net income (loss) attributable to NCI	207	46	161	353.6

Net income (loss) attributable to Stabilis Energy, LLC	$(1,804)	$(4,991)	$3,187	63.9%

Revenue

LNG Product Revenue. During the Current Year LNG Product revenues increased $4.1 million (27%) versus the Prior Year. This increase was primarily attributable to growth in LNG plant product sales of $3.5 million compared to the Prior Year, which was a 67% increase in product revenue. Key factors behind this growth were expansion of customer base in the sand drying applications and increased demand from existing customers in Mexico. LNG product revenue from distribution sales increased $0.8 million related to increased demand from customers in the oilfield as well increased revenues from winter peaking projects.

Rental, Service, and Other Revenue. Rental, service and other revenues increased by $1.5 million (40%) in the Current Year compared to Prior Year. Equipment rental in oilfield and winter peaking projects accounted for an increase in revenues of $0.9 million. Additionally, other revenues increased due to a large project cancellation fee of approximately $0.6 million.

Operating Expenses

Costs of LNG Product. Cost of product in the Current Year increased $1.2 million or 10% compared to a $4.1 million or 27% increase in product revenue. As a percentage of revenue, overall cost of product declined by

11% primarily due to cost efficiencies achieved through higher utilization rates from Stabilis’ liquefaction plant. As a percentage of LNG revenue, cost of LNG product sourced from Stabilis’ plant declined by 21%, while cost of LNG product related to distribution sales remained the same. Transportation costs related to the plant saw a $0.5 million reduction due to customers being closer to the LNG supply source in 2019.

Costs of Rental, Service, and Other Revenue. This cost increased $0.8 million or 32% in the Current Year consistent with the increase in rental, service, and other revenue. As a percentage of revenue, these costs declined by 3% compared to the Prior Year.

Selling, general and administrative. Selling, general and administrative expense increased $1.1 million or 37% during the Current Year as compared to the Prior Year. This increase was primarily driven by audit, legal and consulting fees associated with the business combination with American Electric. Business Development fees and benefits costs accounted for the balance of the increase.

Depreciation. Depreciation expense increased $0.2 million or 5% during the Current Year as compared to the Prior Year due to addition of assets.

Interest expense. Interest expense decreased $1.7 million during the Current Year as compared to the Prior Year. This decrease was attributable to related party debt being converted to equity in November of 2018 and a $2.4 million debt payment to a third party.

Other Income. Other income decreased $0.4 million in the Current Year. This change was due to the Prior Year containing Alternative Fuel excise tax credits. There is no current legislation in place to allow for these tax credits in 2019.

Gain / (loss) on the disposal of fixed Assets. The Company sold equipment in the Prior Year resulting in a gain of $0.2 million. There were no asset sales in the Current Year.

Income tax expense. The Company did not incur an income tax expense in the Current Year or Prior Year.

Liquidity and Capital Resources

Overview

As of December 31, 2018, we had $1.2 million in cash and cash equivalents on hand and $16.3 million in outstanding long-term debt and capital lease obligations (of which $6.4 million is due in the next twelve months).

We have historically funded the business primarily through cash flows from operations, short-term notes payable, debt from finance companies and related parties, and capital contributions. We have used a portion of our cash flows to invest in fixed assets to support growth. We have also used cash to pay interest and principal amounts outstanding under our borrowings.

The Company is subject to substantial business risks and uncertainties inherent in the LNG industry. There is no assurance that the Company will be able to generate sufficient cash flows in the future to sustain itself or to support future growth.

Management concluded positive cash flows from operations are attainable primarily due to the following: (i) recent increases in sales volumes, (ii) the conversion in 2018 of $48.7 million of our existing related party debt to equity, (iii) the August 2017 amendment to our promissory note to Chart Industries, Inc. (“Chart Industries”) thereby reducing our mandatory debt service payments and, (iv) the August 2018 cancellation of $7.0 million of Chart Industries indebtedness in exchange for Stabilis common stock.

Improved cash flow projections are supported by the recent increase in sales, and the reduction of operating costs as a percent of sales. Accordingly, management believes the business will generate sufficient cash flows from its operations to fund the business for the next 12 months.

Cash Flows

Cash flows provided by (used in) our operating, investing and financing activities are summarized below (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017
	(unaudited)
	(In thousands)
Operating activities	$4,879	$(167)	$(425)	$(3,682)
Investing activities	(1,577)	(19)	69	1,470
Financing activities	(1,632)	145	114	3,050

Increase (decrease) in cash and cash equivalents	$1,670	$(41)	$(242)	$838

Operating Activities

Net cash used in operating activities totaled $0.4 million and $3.7 million for Current Year and Prior Year, respectively. The decrease in net cash used in operating activities of $3.3 million as compared to the Prior Year was primarily attributable to increases in revenues from the acquisition of Prometheus in February 2017 and the acquisition of LNG EF in May 2017. The growth from acquisition was coupled with organic increases in revenues from higher volumes pricing in the Current Year. Revenue growth of 83% outpaced Operating expenses growth of 52% in the Current Year

Net cash provided by operating activities totaled $4.9 million compared to a $(0.2) million use for the six months ended June 30, 2019 and 2018, respectively. The increase in cash flow provided of $5.1 million as compared to the Prior Year was primarily attributable to a $3.4 million smaller loss in the first half of the current year relative to the first half of the prior year. Changes in working capital accounted for the balance of the $5.0 million improvement.

Investing Activities.

Net cash provided by investing activities totaled $0.1 million and $1.5 million for the Current Year and Prior Year, respectively. The decrease in cash provided by investing activities in the Current Year of $1.4 million as compared to the Prior Year was primarily attributable to a reduction in the proceeds from sale of fixed assets of $1.5 million and an increase in fixed asset purchases of $0.8 million in the Current Year, partially offset by the absence of net cash paid in the acquisitions of LNG EF and PEG in the Prior Year.

Net cash used by investing activities totaled $(1.6) million and $(0.0) million for the six months ended June 30, 2019 and 2018, respectively. The Company purchased $1.6 million of equipment in the six months ending June 30, 2019 and did not sell any equipment. In the six months ending June 30, 2018 the company received $0.8 million from the sale of equipment that offset the equipment purchased.

Financing Activities.

Net cash provided by financing activities totaled $0.1 million and $3.1 million for the Current Year and Prior Year, respectively. The decrease of $3.0 million was primarily attributable to a decrease in proceeds from long-term borrowings from related parties of $4.7 million offset by decreases in principal payments on long- term borrowings of $1.9 million.

Net cash used by financing activities totaled $(1.6) million and $0.1 million for the six months ended June 30, 2019 and 2018, respectively. The decrease of $1.7 million compared to the Prior Year was primarily attributable to payments on leased equipment.

Sources of Liquidity and Capital Resources

Our principal sources of liquidity have consisted of cash on hand, cash provided by our operations, and proceeds from asset sales. In addition, the Company secured financing from a key vendor and obtained equipment financing by MG Finance, a related party. Lastly, the majority member of Stabilis Energy, LLC has provided financial support as required.

Future Cash Requirements:

Uses of Liquidity and Capital Resources

We require cash to fund our operating expenses and working capital requirements, including costs associated with fuel sales, capital expenditures, debt repayments and repurchases, equipment purchases, maintenance of LNG production facilities, mergers and acquisitions (if any), pursuing market expansion, supporting sales and marketing activities, support of legislative and regulatory initiatives, and other general corporate purposes. While we believe we have sufficient liquidity and capital resources to fund our operations and repay our debt, we may elect to pursue additional financing activities such as refinancing existing debt, or debt or equity offerings to provide flexibility with our cash management.

Debt Level and Debt Compliance

We had total indebtedness of $16.3 million in principal as of December 31, 2018, of which approximately $6.4 million, $4.9 million, $1.5 million, $1.5 million, $1.5 million and $0.6 million is expected to become due in 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. Additionally, we expect our total interest payment obligations relating to our indebtedness to be approximately $1.1 million for the year ending December 31, 2019. Certain of the agreements governing our outstanding debt, which are discussed in Note 9, Notes Payable to our Consolidated Financial Statements, have certain non-financial covenants with which we must comply. As of June 30, 2019, we were in compliance with all of these covenants.

Contractual Obligations

We are committed to make cash payments in the future pursuant to certain of our contracts. The following table summarizes certain contractual obligations in place as of December 31, 2018:

	Payments Due By Period
	Total	2019	2020	2021	2022	2023	Thereafter
	(In thousands)
Note Payable to Chart Energy & Chemicals Inc.(1)	$9,077	$2,500	$1,500	$1,500	$1,500	$1,500	$577
Interest—Chart Energy & Chemicals Inc.(1)	1,483	499	362	279	197	114	32
Related Party Debt & Cap Leases(2)	7,246	3,879	3,367	—	—	—	—
Interest—Related Party Debt & Cap Leases(2)	783	604	179
Operating Lease Obligations(3)	594	320	143	97	34	—	—

Total	$19,183	$7,802	$5,551	$1,876	$1,730	$1,614	$609

(1)	Debt relates to the construction of LNG liquefaction plant in Texas. Principle and accrued interest at LIBOR + 3% are due annually.

(2)	Obligation to related party is equipment leased from a subsidiary of The Modern Group, Ltd.
(3)

Operating lease obligations primarily relate to office lease space in Colorado, Texas and Washington. Colorado lease began in 2014 and will expire in 2020, Washington lease renewed in 2017 for an additional 3 year term and Texas office is subleased at fixed rate with expiration on January 31, 2019. Obligations can be found in Note 14, Commitments and Contingencies, of our Notes to Consolidated Financial Statements

Contingencies

In the normal course of our business, we become involved in various litigation matters. In addition, from time to time, we are involved in tax and other disputes with various government agencies. Management has used estimates in determining our potential exposure to these matters and has recorded reserves in our financials statements related thereto as appropriate. It is possible that a change in estimates related to these exposures could occur, but we do not expect such changes in the estimated costs would have a material effect on our business, consolidated financial position or results of operations.

Critical Accounting Policies

Revenue Recognition

The Company recognizes revenue associated with the sale of LNG at the point in time when the customer obtains control of the asset. In evaluating when a customer has control of the asset, the Company primarily considers whether the transfer of legal title and physical delivery has occurred, whether the customer has significant risks and rewards of ownership, and whether the customer accepted delivery and a right of payment exists. Revenues from the providing of services, transportation and equipment to customers is recognized as the service is performed.

Revenue is measured as consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Amounts are billed upon completion of service or transfer of a product and are generally due within 30 days.

Revenues from contracts with customers are disaggregated into (1) LNG product and (2) rental, service, and other.

LNG product revenue generated includes the revenue from the product and delivery of the LNG to our customer’s location. Product contracts are established by agreeing on a sales price or transaction price for the related item. Product revenue is recognized upon delivery of the related item to the customer, at which point the customer controls the product and the Company has an unconditional right to payment. Payment terms for product contracts are generally within thirty days from the receipt of the invoice.

Rental and service revenue generated by the Company includes equipment and people provided to the customer to support the use of LNG in their application. Rental contracts are established by agreeing on a rental price or transaction price for the related piece of equipment and the rental period which is generally daily or monthly. The Company maintains control of the equipment that the customer uses and can replace the rented equipment with similar equipment should the rented equipment become inoperable or the Company chooses to replace the equipment for maintenance purposes. Revenue is recognized as the rental period is completed and for periods that cross month end, revenue is recognized for the portion of the rental period that has been completed to date. Payment terms for rental contracts are generally within thirty days from the receipt of the invoice. Performance obligations for rental revenue are considered to be satisfied as the rental period is completed based upon the terms of the related contract. Service revenue generated by the Company consists of mobilization and demobilization of equipment and onsite technical support while customers are consuming LNG in their applications. Service revenue is billed based on contractual terms that can be based on an event (i.e. mobilization or demobilization) or an hourly rate. Revenue is recognized as the event is completed or work is done. Payment terms for service contracts are generally within thirty days from the receipt of the invoice. Performance obligations for service revenue are considered to be satisfied as the event is completed based or work is done per the terms of the related contract.

All outstanding accounts receivable, net of allowance, on the consolidated balance sheet are typically due and collected within the next 30 days.

Impairment of Long-Lived Assets

LNG liquefaction facilities, and other long-lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that a particular asset’s carrying value may not be recoverable. Recoverability generally is determined by comparing the carrying value for the asset to the expected undiscounted future cash flows of the asset. If the carrying value of the asset is not recoverable, the amount of impairment loss is measured as the excess, if any, of the carrying value of the asset over its estimated fair value. The estimated undiscounted future cash flows are based on projections of future operating results; these projections contain estimates of the value of future contracts that have not yet been obtained, future commodity pricing and our future cost structure, among others. Projections of future operating results and cash flows may vary significantly from actual results. Management reviews its estimates of cash flows on an ongoing basis using historical experience, business plans, overall market conditions, and other factors.

Income Taxes

Deferred income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in the fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with US GAAP:

Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby, allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Recently Adopted Accounting Changes and Recently Issued and Adopted Accounting Standards.

For descriptions of recently adopted and issued accounting standards, see Note 1—Basis of Presentation and Summary of Significant Accounting Policies of our Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

As of June 30, 2019, we had no transactions that met the definition of off-balance sheet arrangements that may have a current or future material effect on our consolidated financial position or operating results.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, the Company encounters several significant types of market risks including commodity and interest rate risks.

Commodity Price Risk

Due to the nature of the LNG distribution business, the Company has short term agreements with suppliers to contract for LNG purchases. These contracts extend for various period and minimums. The index rate pricing for natural gas may increase or decrease in the future based upon market conditions. Contracts for the purchase of LNG for future delivery are generally for fixed volumes at fixed prices.

Commodity price risk is the risk of loss arising from adverse changes in market rates and prices. We are able to limit our exposure to fluctuations in natural gas prices by structuring our contract pricing with customers so that it mirrors the volatility in our supply cost with vendors. Our exposure to market risk associated with LNG price changes may adversely impact our business. We do not currently have any derivative arrangements to protect against fluctuations in commodity prices, but to mitigate the effect of fluctuations in LNG prices on our operations, we may enter into various derivative instruments.

Interest Rate Risk

On September 30, 2013, the Company entered into a Secured Term Note Payable with Chart E&C (the “Lender”) where the Lender agreed to sell the Company certain equipment for the liquefaction plant in George West, TX. The total value of the agreement was not to exceed $20.5 million and was billed in advances based on a “Milestone Payment Schedule.” This Note Payable bears interest at a variable rate and exposes us to interest rate risk. Interest is calculated under the terms of the Note Payable based on a calculation of 3% plus the London interbank offered rate at the end of each month. Assuming the $9.1 million principal amount at December 31, 2018 remains outstanding, the impact on interest expense of a 1% increase or decrease in the interest rate would be approximately $0.1 million per year. After the August 30, 2019 debt exchange with Chart E&C, the impact on interest expense of a 1% increase or decrease in the interest rate would be $0.0 million per year. We do not currently have or intend to enter into any derivative arrangements to protect against fluctuations in interest rates applicable to our outstanding indebtedness.

Foreign Currency Exchange Rate Risk

We conduct all of our operations in U.S. dollars, and as such, our results of operations and cash flows have not been impacted by fluctuations due to changes in foreign currency exchange rates. Further, we do not currently have or intend to enter into any derivative arrangements to protect against such fluctuations.

BUSINESS

Summary

Stabilis is a vertically integrated provider of small-scale liquefied natural gas (“LNG”) production, distribution and fueling services to multiple end markets in North America. We have safely delivered over 200 million gallons of LNG through more than 20,000 truck deliveries during our 15-year operating history, which we believe makes us one of the largest and most experienced small-scale LNG providers in North America. Our diverse customer base utilizes LNG as a fuel source in a variety of applications in the industrial, energy, mining, utilities and pipelines, commercial, and high horsepower transportation markets. Our customers use LNG as an alternative to traditional fuel sources, such as diesel, fuel oil, and propane, and as a means to lower fuel costs and reduce their environmental footprint. Our customers also use LNG as a “virtual pipeline” solution when natural gas pipelines are not available or are curtailed. We believe being an experienced, integrated small-scale LNG supplier of natural gas makes us well positioned to meet our customers’ increasing LNG fuel needs and to grow rapidly into new markets.

According to Qatar Petroleum, the global LNG market is projected to grow by more than 35% over the next 15 years due to the declining cost of natural gas and growing environmental concerns that are driving the use of cleaner fuels. We believe that similar macro trends are driving increased demand for small-scale LNG in North America. According to ADI Analytics (“ADI”), an independent energy market research and advisory firm, the North American small-scale LNG market was 499 million gallons in 2018 and is projected to grow by 271% to 1.9 billion gallons by 2030 (a 11.5% compound annual growth rate) due to the increased adoption of LNG across multiple end markets. Our annual LNG gallons sold increased 89% in 2018 and we expect that increasing North American demand for LNG will support future growth in our business.

Stabilis seeks to provide our customers with safe, reliable and cost effective LNG fueling solutions. We provide multiple products and services to our customers, including:

LNG Production and Sales—Stabilis builds and operates cryogenic natural gas processing facilities, called “liquefiers”, that convert natural gas into LNG through a multiple stage cooling process. We currently own and operate a liquefier that can produce up to 120,000 LNG gallons (455 cubic meters) per day. We also purchase LNG from third-party production sources which allows us to supply customers in markets where we do not own liquefiers. We define “small-scale” LNG production to include liquefiers that produce less than 1,000,000 LNG gallons per day (3,788 cubic meters per day).

Transportation and Logistics Services—Stabilis offers our customers a “virtual natural gas pipeline” by providing them with turnkey LNG transportation and logistics services. Our supply and logistics team can have LNG delivered quickly and efficiently to most locations in North America. We deliver LNG to our customers’ work sites from both our own production facility and our network of 25 third-party production sources located throughout North America. We own a fleet of LNG fueled trucks and cryogenic trailers to transport and deliver LNG. We also outsource similar equipment and transportation services from qualified third-party providers as required to support our customer base. We define “small-scale” LNG distribution to include distribution by trailer or tank container (up to 15,000 LNG gallons) or marine vessels that carry less than 8,000,000 LNG gallons (approximately 30,000 cubic meters).

Cryogenic Equipment Rental—Stabilis owns and operates a rental fleet of 150 mobile LNG storage and vaporization assets, including: transportation trailers, electric and gas-fired vaporizers, ambient vaporizers, storage tanks, and mobile vehicle fuelers. We also own several stationary storage and regasification assets. We believe this is one of the largest fleets of small-scale LNG equipment in North America. Our fleet consists primarily of trailer-mounted mobile assets, making delivery to and between customer locations more efficient. We deploy these assets on job sites to provide our customers with the equipment required to transport, store, and consume LNG in their fueling operations.

Engineering and Field Service Support Services—Stabilis has experience in the safe, cost effective, and reliable use of LNG in multiple customer applications. We have also developed many processes and procedures that we believe improve our customers’ use of LNG in their operations. Our engineers help our customers design and integrate LNG into their fueling operations and our field service technicians help our customers mobilize, commission and reliably operate on the job site.

Stabilis generates revenue by selling and delivering LNG, which in many instances involves us providing engineering and field support services, to our customers. We also generate revenue by renting cryogenic equipment to our customers. We sell each product and service separately or as a bundle depending on the customer’s needs. LNG pricing depends on market pricing for natural gas and competing fuel sources (such as diesel, fuel oil, and propane among others), as well as the customer’s purchased volume, contract duration and credit profile.

Stabilis’ customers use natural gas in their operations for multiple reasons, including lower fuel cost, more stable fuel costs, reduced environmental emissions, and improved operating performance. We serve customers in a variety of end markets, including industrial, energy, mining, commercial, utilities and pipelines, and high horsepower transportation. We believe that LNG consumption will continue to increase in these end markets in the future.

Stabilis believes that our extensive operating experience positions us to be a leader in the North American small-scale LNG market. We operate an LNG liquefier and have executed approximately 200 turnkey LNG supply and distribution projects for our customers. We plan to leverage this experience to grow our business by investing in new LNG production and distribution assets throughout North America. We will also seek to consolidate the market by acquiring existing LNG production and distribution assets to create greater operating scale and efficiencies.

Stabilis was founded in 2013 to build and operate small-scale LNG production facilities. We opened our first natural gas liquefaction facility in Texas in 2015. Stabilis Energy, LLC is a Texas Limited Liability Company and is taxed as a Corporation for U.S. Federal Income Tax purposes. In 2017, through a party under common control with Stabilis, we acquired 80% of PEG Partners LLC, the parent company of Prometheus, a leading provider of LNG distribution services, to create what we believe is the largest integrated small-scale LNG production and distribution company in North America. Prometheus was founded in 2003.

Stabilis’ principal executive office is located at 10375 Richmond Ave., Suite 700, Houston, Texas 77042. Our telephone number is 832-456-6500 and our website address is www.stabilisenergy.com. The reference to Stabilis’ website is not intended to incorporate the information on the website into this prospectus.

Market for Small-Scale LNG in North America

LNG can be used to deliver natural gas to locations where pipeline service is not available, has been interrupted, or needs to be supplemented. LNG can also be used to replace a variety of alternative fuels, including distillate fuel oil (including diesel fuel and other fuel oils) and propane, among others. We believe that these alternative fuel markets are large and provide significant opportunities for LNG substitution. U.S. Energy Information Administration (“EIA”) data for the U.S. market size for these alternative fuels in 2018 was as follows:

				ADI Estimated LNG Market Size (LNG Gallons)
	EIA Reported Gallons (Billions)	Cubic Meters (Millions)	LNG Gallon Equivalent (Billions)	2018 (Billions)	% 2018 Combined	2030 (Billions)	% 2018 Combined
Distillate Fuel Oil	63.4	408.0	107.7
Propane	13.1	54.7	14.4

Combined	76.5	462.8	122.2	0.5	0.4%	1.9	1.6%

Note: Assumes 1.7 LNG gallons per distillate fuel oil gallon, 1.1 LNG gallons per propane gallon, and 264 LNG gallons per cubic meter

Source: U.S. Energy Information Administration and ADI Analytics

This market size does not include Mexico, Canada, or Latin America. According to ADI, the North American small-scale LNG market was 499 million gallons in 2018 and is projected to be 1.9 billion gallons by 2030. This implies that LNG comprised approximately 0.4% of the combined U.S. distillate and propane markets in 2018 and will comprise approximately 1.6% of the current combined market size by 2030. We believe that LNG is a suitable substitute for most diesel and propane applications and that the LNG market share growth projected in the table above should be achievable based on current market trends.

We believe that the following factors could drive significant LNG market growth in North America over the next decade:

Less Expensive than Alternative Fuels. Technological advances in natural gas production have unlocked significant new reserves in North America. We believe that these proven, abundant and growing reserves of natural gas have the potential to produce among the highest volumes of natural gas in the world. This abundant supply of natural gas has supported relatively low natural gas prices in North America. The cost of natural gas in the United States and Canada currently is less than the cost of crude oil on an energy equivalent basis. In addition, because the price of the natural gas commodity makes up a smaller portion of the total cost of LNG relative to the commodity portion of competing fuels, the price of LNG is less sensitive to variations in the underlying commodity cost. These factors have made LNG cheaper than competing fuel sources at most times over the past ten years, and we believe that LNG will maintain this cost advantage into the foreseeable future.

The following chart sets forth the wholesale price of Propane, Ultra-Low No. 2 Diesel, Indicative Liquefied Natural Gas and Natural Gas (Henry Hub).

ULSD, Propane & LNG pricing—2009 to Current

Lower Emissions than Alternative Fossil Fuels. Natural gas contains less carbon than most other fossil fuels and, as a result, produces fewer carbon dioxide emissions when burned. The National Energy Technology Laboratory indicates that new natural gas power plants emit between 50% and 60% less carbon dioxide compared with emissions from a typical coal plant. The Argonne National Laboratory indicates that natural gas vehicles produce between 13% and 21% fewer greenhouse gas emissions than comparable gasoline and diesel fueled vehicles. Additional studies indicate that natural gas also produces lower particulate matter and sulphur emissions than other fossil fuels. We believe the relative environmental benefits of natural gas as a fuel could become increasingly important if, as we expect, air quality regulations become increasingly stringent, new regulations mandating low carbon fuels are enacted, and our customers expand their corporate sustainability mandates to lower greenhouse gas emissions and increase fuel diversity.

Better Safety than Alternative Fuels. The physical characteristics of LNG make it a safer fuel when compared to diesel and propane because it boils and dissipates rapidly into the air when spilled instead of pooling on or near the ground. If released, LNG is also less combustible than diesel and propane because it ignites at relatively high temperatures and within a narrow flammability range when mixed with air. In addition, LNG fuel tanks and systems used in natural gas applications are subjected to a number of federal and state required safety tests, such as fire, environmental hazard, burst pressure and crash testing that ensure their safety.

Established LNG Production and Distribution Technology. ADI Analytics reports that small-scale LNG production and distribution technologies have been proven and are now widely available from multiple vendors. Small-scale liquefiers are available in modular formats from several vendors and many of them have established track records of reliable and safe operating performance. LNG transport trailers, storage vessels, and vaporization equipment are also available from multiple vendors, and most of this equipment also comes with an established operating track record. We believe that the availability of proven small-scale LNG production and distribution technologies reduces the technology risk in growing the industry, but it also places a premium on the owner’s or operator’s construction and operating capabilities.

Increasing Growth in Renewable Energy Production: Energy production from renewable energy sources, in particular wind and solar, is growing rapidly across the world as many governments and businesses seek to reduce their carbon emissions. The International Renewable Energy Agency (“IRENA”) reports that global power capacity based on renewable energy increased 7.9% in 2018 with solar and wind accounting for 84% of the growth. IRENA projects similar growth trends for the renewable energy production over the next several years. However, wind and solar are intermittent energy sources that require back-up energy sources that can come into service quickly and reliably. We believe that natural gas driven turbines are preferred viable back-up power source as they meet these operating requirements and use relatively clean natural gas fuel. We believe that natural gas power generation could support the growth of wind and solar energy production and that LNG could be a preferred source of natural gas fuel for off-pipeline applications.

Our Products, Services and Other Business Activities

Stabilis’ principal products, services and business activities are described below. Financial information about the revenue we receive from these activities is discussed in this prospectus in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

LNG Production. Stabilis owns and operates an LNG liquefier near George West, Texas, which we refer to as the “George West Liquefier”, that has the capacity to produce 43.8 million LNG gallons (165,909 cubic meters) per year or 120,000 LNG gallons (455 cubic meters) per day. This plant includes a dual truck trailer loading system and a 270,000 LNG gallon (1,023 cubic meters) storage tank system. The George West Liquefier was 96.5% dispatchable in 2018 with the only shutdowns coming for routine scheduled maintenance. We intend to build or acquire additional liquefiers throughout North America over the next several years as we seek to optimize our North American LNG supply network.

Stabilis believes that we can construct new LNG liquefiers quickly and cost effectively which will allow us to provide cost competitive LNG to our customers. We constructed the George West Liquefier, which commenced commercial operations in 2015, in under eighteen months at a total cost of approximately $47.0 million, or $644 per annual ton of LNG production, which is below the midpoint of the world-scale LNG industry’s published liquefier construction costs of $511 to $867 per ton excluding ancillary infrastructure. We believe that our projected construction costs are competitive with those of world scale LNG export facilities because our plants would be built from standard modular designs, which reduces engineering and construction costs, and require fewer permits and approvals than larger export facilities, which reduces our permitting costs and timeline for completion. We anticipate that new liquefiers we construct will produce between 100,000 – 450,000 LNG gallons per day (379 to 1,705 cubic meters per day) and we believe that our LNG liquefier construction and operations experience will allow us to construct future liquefiers for approximately $490 – $550 per ton. LNG production capacity can be expanded at existing liquefaction sites at lower costs (approximately $200 – $250 per ton) and in shorter timeframes (less than twelve months) than greenfield facilities due to existing gas supply, electrical supply, site work, and gas processing systems.

Stabilis believes that our new liquefiers will be able to produce LNG at costs that make it a competitive fuel source for our customers. Based on our operating experience at the George West Liquefier, our direct costs to liquefy gas range from $0.15 – $0.20 per LNG gallon ($1.82 – $2.42 per MMBtu) when the plant is operating in excess of 50% capacity. This includes plant operating costs, such as electricity and labor, but does not include the cost of the natural gas feedstock. This liquefaction cost could vary by time and plant location if input costs change. Our direct cost to deliver LNG via truck transportation is approximately $0.05 – $0.10 per gallon per every 100 miles traveled. These costs of liquefaction and transportation exclude corporate expenses such as sales and marketing, administration, and financing, among others. We believe that this cost of production and distribution will allow our LNG to be competitive with alternative fuel sources in most commodity market environments.

Stabilis owns a second liquefier that has a production capacity of 9.1 million LNG gallons (34,470 cubic meters) per year or 25,000 LNG gallons (95 cubic meters) per day. This liquefier is in storage awaiting deployment near Midland, Texas and we are actively exploring sites where it could be located in West Texas. We believe that this liquefier could be commissioned as early as 2020. If we determine that LNG demand in West Texas exceeds the capacity of this liquefier, we could either expand the production of this liquefier or install a larger liquefier that is similar to our George West Liquefier. We are also in the process of evaluating other opportunities to develop liquefiers throughout the North America, including several locations in Mexico, Canada, and the United States.

LNG Sales. Stabilis supplies our customers with LNG produced at our own liquefaction facility as well as LNG produced at third-party facilities. We make the determination of LNG supply sources based on the cost of LNG, the transportation cost to deliver to regional customer locations, the quality of the LNG, and the reliability of the supply source. Our network of 25 third-party LNG production facilities located throughout North America includes: 1) utility owned peak shaving plants, 2) natural gas/helium processing facilities, and 3) other merchant LNG production facilities similar to our George West Liquefier. We have contracts with these production sources that allow us to purchase LNG for our customers as required and without firm or long-term volume commitments. We believe that our third-party supply network is the largest and most complete in North America allowing us access to approximately 500 million LNG gallons (1.9 million cubic meters) of capacity annually on an as required basis. Occasionally the LNG we obtain from third parties may be purchased under take-or-pay contracts that require us to purchase minimum volumes. In situations where firm take or pay contracts are required, we try to support them with back-to-back customer purchase agreements. Currently we have one take-or-pay LNG supply contract that is matched to contracted customer demand. In 2018, we purchased approximately 51% of our LNG from third-party suppliers and we produced the remainder at the George West Liquefier.

Stabilis sells LNG on a bulk or wholesale basis to our customers. We sell LNG through supply contracts that are priced on a regional commodity index-plus basis, such that LNG sales under these contracts increase or decrease as a result of changes in the commodity cost of natural gas. We sell LNG to our customers based on the same commodity index we buy natural gas to reduce our exposure to commodity prices changes. We sell LNG fuel at prices we set based on prevailing market conditions. Our pricing methodology depends on our cost of natural gas and LNG production, the customer’s commercial requirements, the price of competing energy sources, volumes required, contract duration, and the customer’s credit profile. Although we have long-term commercial relationships with many of our customers, our customer contracts are generally short-term in nature.

Transportation and Logistics Services. Stabilis offers its customers a “virtual natural gas pipeline” by providing them with turnkey transportation and logistics services for delivery from the LNG production source to the LNG consumption site. Our logistics and scheduling team offers 24-hour support to our customers. We utilize customized telemetry and fuel dispatch software systems to optimize our LNG deliveries. Customers can call our logistics team and have LNG delivered quickly and efficiently to almost any location in North America. We deliver LNG to our customers’ sites with our fleet of 45 tanker trailers, where it is stored and then vaporized on demand to fuel our customers consuming equipment which includes engines, turbines, generators, furnaces, dryers, boilers, kilns, and pipelines.

Stabilis owns a fleet of LNG fueled trucks that are used to make deliveries to our customers near the George West Liquefier. We also have contracts with multiple national and regional trucking companies to deliver LNG to our customers. These carriers are certified to transport hazardous materials and the drivers are trained on safe LNG operating and delivery procedures. We believe that our established relationships with these carriers gives us a unique ability to reliably and safely deliver LNG to almost any location in North America on short notice.

Cryogenic Equipment Rental. Stabilis believes that we own the largest rental fleet of mobile LNG storage, transportation and vaporization equipment in North America. Our asset base includes 150 pieces of equipment, including: transportation trailers, electric and gas-fired vaporizers, ambient vaporizers, storage tanks, and mobile vehicle fuelers. We use these assets to provide customers with the necessary equipment to transport, store, and consume LNG in their operations.

Stabilis rents our cryogenic and related equipment to customers based on day rates that vary by the cost and availability of our equipment, and align with our customers’ contract terms. Our equipment is designed specifically for use in small-scale LNG applications and includes the safety and operational features that our customers and our regulators require. We believe that our current fleet of equipment can support significant growth in volumes in our business. We continually evaluate adding additional equipment as required by our customers to optimize their operations.

Stabilis Energy—Mobile Asset Base

Asset Type	Qty	Description
Mobile Storage and Vaporization Units	88	Located on customer sites for storage and delivery of LNG fuel
Transport Trailers	45	Deliver LNG from production sources to customer sites
Mobile Truck Fuelers	9	Mobile fueling station used to fill heavy duty trucks
Other Cryogenic Assets	8	Includes hose reels, pump skids, generators, and other

Total	150

Engineering and Field Service Support Services. Stabilis believes it has significant experience in the safe, cost efficient and reliable use of LNG in multiple customer applications. Our engineering team provides our customers with safe and effective LNG fueling plans. Our engineering services are usually included in our efforts to sell and commission customer projects, however sometimes we bill customers for them on an hourly or fixed project basis. Our staff of approximately 12 trained field service technicians help our customers use LNG safely and efficiently on their job sites. We generally bill our customers for field service technicians on a day rate basis but sometimes this cost is included in bundled pricing.

We also operate an electrical services business in Brazil and own a 40% interest in a joint venture in China that produces power and control systems, as a result of our Share Exchange with American Electric.

Our Customers

Stabilis serves customers in a variety of end markets, including industrial, energy, utilities and pipelines, mining, commercial, and transportation within the United States, Mexico and Canada. We believe these customer markets are well suited to use LNG because they consume relatively high volumes of fuel, operate in mobile, temporary or off-pipeline locations, have limited access to alternative fuel sources, and/or are facing increasingly stringent emissions or other environmental requirements. We currently serve approximately 38 customers. For the year ended December 31, 2018, Noble Energy, Inc. and Blue Roads Solutions, LLC each accounted for more than 10% of our revenues. For the year ended December 31, 2017, Noble Energy, Inc. and UGI Energy Services, Inc. each accounted for more than 10% of our revenues. During such periods, no other purchaser accounted for 10% or more of our revenue. We believe that the loss of any of these purchasers would not result in a material adverse effect on our financial condition or results of operations because LNG is a fungible product with well-established markets and numerous purchasers.

Industrial. Industrial applications for LNG include sand and aggregate producers, asphalt plants, greenhouses, food processers, paper mills, agricultural dryers, and general manufacturing facilities. Remote sand producers and mobile asphalt plants that use LNG to produce heat for their processing and drying operation are among our largest customers. LNG often replaces propane, fuel oil, or diesel fuel in these applications. These customers often cannot justify the cost of new pipeline infrastructure and using LNG requires minimal up-front costs, regulatory approvals, and lead time requirements. We believe LNG is optimal for these applications because it is cost-effective with stable pricing, offers consistent supply without curtailments, provides an energy density that minimizes storage requirements, and has a clean and consistent burn that makes heating operations more predictable. Based on our experience, sand production facilities can consume 10,000 to 20,000 LNG gallons per day, and asphalt plants can use 5,000 to 10,000 LNG gallons per day.

Energy. Energy producers use high horsepower engines to power their drilling and pressure pumping operations. LNG displaces some of the total diesel fuel consumption in these applications using dual-fuel engine technology. We believe that energy producers can use LNG to reduce fuel costs and to meet environmental emissions requirements. Based on our experience, dual-fuel drill rigs can consume 1,000 to 5,000 LNG gallons per day and dual-fuel pressure pumping spreads can consume 10,000 to 20,000 LNG gallons per day. Recently, energy producers began using the field gas being produced in their operations to fuel the turbine engines that power their pressure pumping spreads. While turbines can burn field gas, they often require significant amounts of LNG for primary or back-up fuel supply because field gas often varies widely in volume, composition, and pressure. Based on our experience, turbine driven pressure pumping operations can consume 30,000 to 60,000 LNG gallons per day when using LNG as the primary fuel.

Utilities and Pipelines. North America has an expansive network of pipelines that, based on age and increasingly more stringent regulations, require routine testing and maintenance. During such events LNG fueling solutions can provide flow assurance to address natural gas supply interruptions during pipeline hydrostatic testing, repairs, gas distribution system curtailments, or unplanned outages. Such solutions can also provide a bridge for large industrial or utility customers before permanent pipelines are installed. LNG is becoming more predominant in regions where natural gas demand is growing and utilities and pipelines are required to continue to meet critical peak gas demand. LNG can provide an economic solution to support these supply requirements during peak weather conditions, gas curtailments and/or pipeline repairs. LNG usage in utility and pipeline applications varies significantly by project type.

Mining. Mines, including those producing metals, rare earth materials, and coal, are often located in remote locations that are off the electrical grid and do not have natural gas pipeline access. Mines use LNG to fuel electrical generators and to produce heat for their processing activities. Several mines have also tested using LNG as a fuel for their mine trucks and other high horsepower engine equipment. In addition to fuel cost benefits, LNG can help reduce emissions at mines that are often located in environmentally sensitive areas. Based on our experience, power generation and heating applications at mines can consume 10,000 to 100,000 LNG gallons per day.

Commercial. Commercial locations, including offices, calls centers, data centers, campuses, often need fuel for primary or back-up power generation. LNG often replaces propane or diesel fuel in these applications. LNG usage in commercial applications varies significantly by location size and purpose.

Transportation. LNG is being used to fuel high horsepower engines in multiple transportation applications, including over-the-road trucking, mine haul trucks, locomotives, and marine engines due to reduced emissions and cost savings benefits. Extensive LNG fueling networks exist currently in the United States, the European Union, and China. Regulatory requirements are accelerating the adoption of LNG as a transportation fuel in other markets, particularly in the marine sector. The International Maritime Organization (“IMO”) has imposed a global sulphur cap of 0.5% on ships trading outside of established emission control areas starting in January 2020, a level that could be difficult to achieve using common marine fuels, such as heavy fuel oil, but could be achieved using LNG. Large marine vessels can take several hundred thousand gallons of LNG in a single fuel bunkering event. LNG is also being tested as a fuel for rail locomotives and mining trucks, and is also a commonly used rocket propellant. LNG usage in transportation application varies by the horsepower requirements of the application.

Mexico. The volume of U.S. produced natural gas going to Mexico has been increasing significantly over the last several years as pipelines have been built to deliver natural gas to major Mexican cities and utility sites.

However, a large portion of Mexico does not have access to these pipelines and is not expected to have access soon so LNG can be used to provide energy to these areas. We believe we are currently one of the largest small-scale LNG exporters to Mexico with multiple truckloads crossing the border from our George West Liquefier daily. Primary end markets for LNG in Mexico include the industrial, mining, and commercial sectors. We believe that the demand for LNG will continue to grow as the population and economy grow.

Canada. Canada is rich with natural resources including oil and gas, rare earth mining and minerals and timber. The recovery, processing, and utilization of these resources however is often done in remote areas that do not have access to natural gas pipelines or electrical grids. Primary end markets for LNG in Canada include the industrial and mining sectors. We believe that the demand for LNG will continue to grow as the economy grows and the focus on reducing environmental emissions increases. Certain provinces in Canada already have stringent carbon reduction programs that we believe incentivize the use the LNG.

Growth Strategy

Stabilis’ primary business objective is to provide superior returns to our shareholders by becoming the leading vertically integrated small-scale LNG provider in the Americas. We intend to accomplish this objective by implementing the following growth strategies:

Expand our LNG production business throughout North America. Stabilis believes that the customers and markets we serve could benefit from localized LNG supply sourcing. To this end, we believe that expanding our LNG liquefaction footprint throughout North America will enhance our competitive position by lowering our delivered cost and by creating a comprehensive and reliable supply network for our customers. We intend to leverage our liquefier development, construction, and operations experience to develop new liquefiers in markets that require LNG supply. We plan to both build new liquefiers and acquire existing liquefiers based on whichever offers the best service to our customers and returns to our investors.

In addition to growth in our existing domestic markets, Stabilis plans to focus on opening liquefiers in Mexico and Canada. We believe that both countries are attractive development opportunities given their lack of natural gas pipeline infrastructure in certain regions and focus on reducing environmentally harmful emissions. Both markets are also home to large fuel consumers such as mines, manufacturing and process facilities, and remote commercial and residential communities. Currently we are pursuing partnerships and acquisition opportunities in both countries that we believe will give us the capabilities required to grow rapidly in both markets.

Expand our LNG distribution business throughout North America. Stabilis believes that expanding our LNG distribution capabilities throughout North America will enhance our competitive position by creating a comprehensive and reliable supply network for our customers, lowering our delivered LNG costs, and expanding our ability to service new industries and geographies. We currently provide LNG distribution and field service support throughout the United States and parts of Mexico and Canada. We plan to expand our distribution capabilities by adding equipment to our fleet, including the high-flow, high pressure vaporization equipment required by pipelines and turbine powered pressure pumping spreads. In addition, we plan to explore opportunities that expand our geographic reach and industry expertise, including acquisitions of companies that already service our targeted customers. Finally, we plan to explore opportunities to expand into the compressed natural gas (“CNG”) market to become a comprehensive mobile natural gas solution provider for our customers.

Consistent with our strategy to expand of our LNG production business, Stabilis will focus the expansion of our LNG distribution business on the United States, Mexico and Canada. We believe that supporting our liquefiers with our distribution capabilities optimizes our asset base and our ability to service our customers. We also plan to expand our third-party LNG supply network in these markets so we can provide our customers with comprehensive and reliable service.

Use our LNG production and distribution expertise to expand into Latin and South America. Stabilis believes there is a significant opportunity to leverage our expertise in LNG production and distribution to expand our business into power generation opportunities in Latin and South America. Our business development team is identifying utilities and industrial energy consumers that may view LNG as a compelling alternative to traditional distillate fuels. We believe it will be compelling for them to enter into long-term contracts that support the development of the infrastructure required to deliver LNG directly to their power generation and other assets. We are currently developing partnerships and customer relationships in various regions of Latin and South America. We expect that these markets will require some combination of LNG production or sourcing, local logistics, distribution services and field support, paired with Stabilis-owned power generation assets in some instances.

Maintain financial strength and flexibility. Stabilis will seek to maintain a conservative balance sheet which we believe will allow us to better react to market opportunities. We believe that maintaining adequate balance sheet flexibility, along with positive cash flows from operations, will provide us with sufficient liquidity to execute on our business strategies.

Competition

The market for natural gas is highly competitive. Stabilis believes the biggest competition for LNG in these applications are distillate fuels and propane as they power the majority of engines and generators in our target markets. We also compete with other fuel sources including pipeline natural gas and CNG. We believe we have multiple competitors in the market for natural gas fuel, including, but not limited to:

•

Producers and distributors of LNG, including Clean Energy Fuels Corp., Applied LNG, New Fortress Energy LLC, Kinetrex Energy, Pivotal LNG Inc., numerous utilities located across the country which produces LNG for peak shaving purposes, and numerous local providers of cryogenic distribution and field services; and

•	Producers and distributors of CNG, including NG Advantage LLC, Xpress Natural Gas LLC, Compass Natural Gas Partners LP and Certarus Ltd.

Stabilis competes with other natural gas companies, as well as other fossil fuel sources, based on a variety of factors, including, among others, cost, supply, availability, quality, cleanliness and safety of the fuel. Location is often a primary competitive factor as transportation costs limit the distance LNG can be hauled at competitive prices. We believe we compare favorably with many of our competitors on the basis of these factors; however, some of our competitors have longer operating histories and market based experience, larger customer bases, more expansive brand recognition, deeper market penetration and substantially greater financial, marketing and other resources than our business. As a result, they may be able to respond more quickly to changes in customer preferences, legal requirements or other industry or regulatory trends, devote greater resources to the development, promotion and sale of their products, adopt more aggressive pricing policies, dedicate more effort to infrastructure and systems development in support of their business or product development activities and exert more influence on the regulatory landscape that impacts the natural gas fuel market. Additionally, utilities and their affiliates typically have unique competitive advantages, including a lower cost of capital, substantial and predictable cash flows, long-standing customer relationships, greater brand awareness, and large sales and marketing organizations.

Stabilis does not believe that we compete with mid-scale and world-scale LNG liquefiers that produce more than 1,000,000 LNG-gallons (18,939 cubic meters) per day or 0.6 metric tons per year. These large LNG production facilities, such as those operated by Cheniere Energy and Freeport LNG, typically are designed and permitted to fill large marine vessels that deliver cargos of 21,120,000 LNG-gallons (80,000 cubic meters) or more to large import terminals in foreign markets. We do not believe that any of them currently have or plan to have truck loading facilities that would be required to supply LNG to small-scale LNG customers. We also do not believe that any mid-scale or large-scale liquefiers currently have plans to install LNG loading capabilities for vessels smaller than 7,920,000 LNG-gallons (30,000 cubic meters).

Competitive Strengths

Stabilis believes that we are well positioned to execute our business strategies based on the following competitive strengths:

LNG is an economically and environmentally attractive product. Stabilis believes that the combination of cost benefits and environmental benefits makes LNG a compelling fuel source for many energy consumers. We believe that LNG can be delivered to customers at prices that are lower and more stable than what they would pay for distillate fuels or propane. In addition, several of our customers have reported that LNG as a fuel decreases their operating costs by reducing equipment maintenance requirements and providing more consistent burn characteristics. We also believe that many of our customers use LNG because it can significantly reduce harmful carbon dioxide, nitrogen oxide, sulphur, particulate matter, and other emissions as compared to oil-based fuels.

Demonstrated ability to execute LNG projects safely and cost effectively. Stabilis has produced and delivered over 200 million gallons of LNG to our customers throughout our 15-year operating history. Our experience includes building and operating LNG production facilities, delivering LNG from third-party sources to our customers, and designing and executing a wide-variety of turnkey LNG fueling solutions for our customers using our cryogenic equipment fleet supported by our field service team. We have experience serving customers in multiple end markets including industrial, energy, utilities and pipelines, mining, commercial, and transportation. We also have experience exporting LNG to Mexico and Canada. Finally, we believe our team is among the most experienced in the small-scale LNG industry. We believe that we can leverage this proven LNG execution experience to grow our business in existing markets and expand our business into new markets.

Comprehensive provider of “virtual natural gas pipeline” solutions throughout North America. Stabilis offers our customers a comprehensive off-pipeline natural gas solution by providing the supply infrastructure, transportation and logistics, and field service support necessary to deliver LNG to them in a program that is tailored to their consumption needs. We believe we own one of the largest fleets of cryogenic transportation, storage, and vaporization equipment in North America. We can provide our customers LNG and related services for a wide variety of applications almost anywhere in United States, and we plan to expand our geographic coverage in Mexico and Canada. We believe that our ability to be a “one stop shop” for all of our customers’ off-pipeline natural gas requirements throughout North America is unique among LNG providers.

Ability to leverage existing LNG production and delivery capabilities into new markets. Stabilis believes that our experience producing and distributing LNG can be leveraged to grow into new geographic and service end markets. Since our founding we have expanded our service area across the United States, northeastern Mexico, and western Canada. We have also expanded our industry coverage to include multiple new end markets and customers. We accomplished this expansion into new markets by leveraging our LNG production and distribution expertise, in combination with our cryogenic engineering and project development capabilities, to meet new customer needs.

Sales and Marketing

Stabilis markets our products and services primarily through our direct sales force, which includes sales representatives covering all of our major geographic and customer markets, as well as attendance at trade shows and participation in industry conferences and events. Our technical, sales and marketing teams also work closely with federal, state and local government agencies to provide education about the value of natural gas as a fuel and to keep abreast of proposed and newly adopted regulations that affect our industry.

Seasonality

A portion of Stabilis’ operating revenues and profits relate to providing backup gas for the local distribution infrastructure in the United States and Mexico to support utilities during times of peak heating demand from

November through March. Revenues are generally lower from April to October during the months when heating demand is seasonally lower.

Government Regulation and Environmental Matters

Stabilis is subject to a variety of federal, international, state, provincial and local laws and regulations relating to the environment, health and safety, labor and employment, building codes and construction, zoning and land use, public reporting and taxation, among others. Any changes to existing laws or regulations, the adoption of new laws or regulations, or failure by us to comply with applicable laws or regulations could result in significant additional expense to us or our customers or a variety of administrative, civil and criminal enforcement measures, any of which could have a material adverse effect on our business, reputation, financial condition and results of operations. Regulations that significantly affect our operating activities are described below. Compliance with these regulations has not had a material effect on our capital expenditures, earnings or competitive position to date, but new laws or regulations or amendments to existing laws or regulations to make them more stringent could have such an effect in the future. We cannot estimate the costs that may be required for us to comply with potential new laws or changes to existing laws, and these unknown costs are not contemplated by our existing customer agreements or our budgets and cost estimates. We believe that we are in compliance with all environmental and other governmental regulations.

Construction and Operation of LNG Liquefaction Plants. To build and operate LNG liquefaction plants, Stabilis must apply for facility permits or licenses that address many factors, including storm water and wastewater discharges, waste handling, and air emissions related to production activities and equipment operation. The construction of LNG plants must also be approved by local planning boards and fire departments.

Transportation of LNG. Federal and state safety standards require that LNG is moved by qualified drivers in cryogenic containers designed for LNG transportation. Drivers are subject to US Department of Transportation (“USDOT”) regulations, such as FMCSA, Hazardous Materials Regulations, and state certification requirements, such as certifications by the Alternative Energy Division of the Railroad Commission of Texas. Cryogenic containers have to undergo annual USDOT visual inspections and periodic pressure tests. Motor vehicles equipped with an LNG container or other motor vehicles used principally for transporting LNG in portable containers in Texas have to be registered with the Railroad Commission of Texas.

Transfer of LNG. Federal safety standards require each transfer of LNG to be conducted in accordance with specific written safety procedures. These procedures must require that qualified personnel be in attendance during all LNG transfer operations, and these procedures must be implemented, and copies of the procedures must be available/displayed, at each LNG transfer location.

Storage and Vaporization of LNG at Customer Sites. To install and operate both temporary and permanent storage and vaporization equipment, Stabilis may apply for permits or licenses that address many factors, including waste handling and air emissions related to onsite storage and equipment operation or consult with customers so they may apply for needed permits. The operation and siting of storage and vaporization of LNG may also require approval by local planning boards and fire departments.

Import & Export of LNG. To import or export LNG from the United States to Mexico and Canada via truck, numerous authorizations are required. In support of our business in Canada, Stabilis maintains an import and export license from the United States Department of Energy (“DOE”) and from the National Energy Board of Canada (“NEB”). We maintain an Emergency Response Action Plan (“ERAP”) with Transport Canada. In support of our business in Mexico, we maintain an export license from the DOE and our customers in Mexico maintain import permits to bring the LNG into the country. Exporting LNG in large quantities would require additional permits and licenses from various regulatory agencies, including the DOE and the Federal Energy Regulatory Commission (“FERC”). We do not have these permits at this time but could file for such authorizations in the future.

Employees

As of June 30, 2019, Stabilis had 53 employees. We believe our relations with employees are satisfactory. None of our employees are currently subject to a collective bargaining agreement.

Intellectual Property

The intellectual property portfolio of Stabilis and its subsidiaries includes patents and trademarks. The Company has two pending patent applications in the United States, including a provisional patent application for the use of natural gas for well enhancement and a non-provisional patent application for use of natural gas deliquification. Additionally, the Company owns or has exclusive rights to five U.S. and one foreign patent (Mexico). The last patent to expire in the U.S. will expire in January 2031, absent any adjustments or extensions. In addition, the Company has three pending trademark applications including two in the United States and one in Canada. Additionally, the Company owns or has exclusive rights to eight U.S. trademarks and one foreign trademark (Canada) pending final approval.

Properties

The corporate headquarters of Stabilis are located at 10375 Richmond Avenue, Suite 700, Houston, TX 77042. Stabilis leases its general office space at its corporate headquarters. The lease expires in June 30, 2022. Stabilis or its subsidiaries currently own or lease the following additional principal properties:

Facility Location	Use	Size	Leased or Owned	Expiration of Lease
Denver, CO	Office	2,122 sq. ft.	Leased	February 28, 2021
George West, TX	LNG Plant	3,400 sq. ft. on 31.04 acres	Owned	N/A
Bellevue, WA	Office	1,610 sq. ft.	Leased	June 30, 2022
Hudson, CO	Storage Site	On 2 acres	Leased	May 31, 2020
Houston, TX	Office	4,065 sq. ft.	Leased	June 30, 2022

We believe that our existing facilities are adequate for our operations and their locations allow us to efficiently serve our customers.

MANAGEMENT

Directors and Executive Officers of Stabilis Energy, Inc.

The following table sets forth the names, ages (as of August 30, 2019) and titles of our current executive officers and directors.

Name	Age	Position
Casey Crenshaw	44	Executive Chairman of the Board of Directors
James Reddinger	48	President, Chief Executive Officer and Director
Andrew Puhala	49	Chief Financial Officer
Mushahid “Mush” Khan	52	Director
Arthur G. Dauber	76	President of International Operations, Director
Will Crenshaw	75	Director
Ben Broussard	40	Director
James Aivalis	61	Chief Operating Officer, Director
Edward Kuntz	74	Director
Peter Mitchell	63	Director

Casey Crenshaw

Executive Chairman

Casey Crenshaw, age 44, was appointed Executive Chairman of the Board of Directors of Stabilis on July 26, 2019. He served as the Executive Chairman of the Board of Directors of Stabilis Energy, LLC since November 2018. Mr. Crenshaw previously served as President of Stabilis Energy, LLC from its formation in February 2013 until November 2018. Mr. Crenshaw also serves as President and a member of the Board of Directors of The Modern Group, Ltd, a privately owned diversified manufacturing, parts and distribution, rental/leasing and finance business headquartered in Beaumont, Texas. Mr. Crenshaw has held various executive positions with The Modern Group since 1997, including over 10 years as CFO. Mr. Crenshaw has been a director of American Electric since 2012. Mr. Crenshaw holds a BA in Finance from Texas A&M University. Casey Crenshaw is the son of Will Crenshaw.

James Reddinger

President, Chief Executive Officer and Director

James Reddinger, age 48, is the President and Chief Executive Officer of Stabilis and previously served as the Chief Executive Officer of Stabilis Energy, LLC since November 2018. He was appointed to the Board of Directors of Stabilis on July 26, 2019. Mr. Reddinger has held various executive positions with Stabilis Energy, LLC, including Chief Financial Officer and Chief Operating Officer from 2013 to 2018. Prior to joining Stabilis, Mr. Reddinger was a private investor from 2010-2013. Mr. Reddinger was previously employed by UBS from 2004 to 2010 and Credit Suisse from 1998 to 2004. Mr. Reddinger holds an AB from Harvard University and an MBA from the JL Kellogg School of Management at Northwestern University.

Andrew Puhala

Chief Financial Officer

Andrew Puhala, age 49, began serving as Chief Financial Officer of Stabilis Energy, LLC in November 2018 and VP of Finance for The Modern Group, Ltd in August 2017. From September 2015 to June 2017 he served as Chief Financial Officer of ERA Group Inc. (NYSE:ERA), a provider of helicopter transport services primarily to the energy industry. Mr. Puhala served as Chief Financial Officer of American Electric from January 2013 to September 2015 and CFO of AccessESP from 2011- 2012. Mr. Puhala held a variety of senior financial roles at Baker Hughes, Inc. from 1996 through 2011 including VP finance- Middle East Region, Division Controller and Assistant Treasurer. Mr. Puhala is a Certified Public Accountant and received a BBA in Accounting and an MPA from the University of Texas at Austin.

Mushahid “Mush” Khan

Director

Mushahid “Mush” Khan, age 52, was appointed to the Board of Directors of Stabilis on July 26, 2019. He founded mkhangroup, LLC (MKG), an investment and advisory firm targeting companies in manufacturing and related industries in 2015 and has served as its CEO since founding. Mr. Khan has also been the President and Chief Executive Officer of APS Plastics and Manufacturing (APS), a full-service custom plastic component manufacturer since January 2016. Mr. Khan acquired APS in 2016, in partnership with Framework Capital Partners. Mr. Khan has also provided consulting services since 2015. From 2014 until 2015, Mr. Khan served as CEO of Ringers Gloves, a global industrial safety glove company. From 2002 until 2014, he served as President and COO of O’Rourke Petroleum, an industrial distribution company. Mr. Khan is also active in community service. He currently holds a board position with TXRX Labs, KIPP Houston Public Schools and Connect Communities, and is past board chair of Crisis Intervention of Houston as well as Devereaux Texas Treatment Centers. He is also an active member of Young Presidents Organization (YPO), Greater Houston Partnership’s advanced manufacturing workgroup, and Houston Exponential’s advanced manufacturing workgroup. Mr. Khan holds an MBA from The University of Houston (Clear Lake), and a BS in Mechanical Engineering from Louisiana State University.

Arthur G. Dauber

Director

Arthur G. Dauber, age 76, was appointed to the Board of Directors of Stabilis on July 26, 2019. He served as a director of American Electric from its merger with M&I Electric Industries, Inc. (“M&l”) in May 2007 until he retired from the Board in May 2014. He was Chairman of the Board from May 2007 until September 2009 at which time he served as Executive Chairman focusing on international joint ventures, technical developments, manufacturing and transformative business development projects. Mr. Dauber served as President and CEO of American Electric from May 2007 until his appointment as Executive Chairman in September 2009. He served as Executive Chairman until May 2014. Since May 2014 he has continued to provide his services to American Electric as a part time employee focusing on international operations. Mr. Dauber was President and Chairman of the Board of M&l from October 1984 until January 2008. From 1966 through 1984, Mr. Dauber was employed by the General Electric Company where he held positions in general management, strategic planning and manufacturing. He also completed General Electric’s Manufacturing Management Program. Mr. Dauber holds a Bachelor of Science degree from the University of Michigan and an MBA from the University of Pennsylvania’s Wharton School. In August 2019, Mr. Dauber is employed as a full time employee as President of International Operations.

Will Crenshaw

Director

Will Crenshaw, age 75, was appointed to the Board of Directors of Stabilis on July 26, 2019. He is the Chairman and CEO of The Modern Group, Ltd., a privately owned conglomerate of manufacturing and rental businesses serving the oil and gas, agriculture, power generation, storage, and transportation industries. Mr. Crenshaw acquired then, Modern Inc., in 1963 and expanded the business from 3 employees to 3,000 across 100 locations spanning the globe. Mr. Crenshaw holds an honorary Doctorate Degree from Lamar University and presently resides in Beaumont, Texas with his wife of 49 years, Joy Crenshaw.

Ben Broussard

Director

Ben Broussard, age 40, was appointed to the Board of Directors of Stabilis on July 26, 2019. He has been the Director of Finance for The Modern Group, Ltd., since 2013 and COO of its financing business, M/G Finance Co., Ltd., since 2017. Mr. Broussard began his career as a commercial banker with Washington Mutual Bank in

2001. After leaving the bank in 2008, he worked at T-Mobile until 2011 and then as a consultant to Microsoft’s Global Procurement Group from 2011 to 2013. Mr. Broussard holds a BA from the University of Notre Dame and JD from South Texas College of Law Houston.

James Aivalis

Director

James Aivalis, age 61, has served as CEO, President and Director of Prometheus Energy Group since January 2013 and was appointed to the Board of Directors of Stabilis on July 26, 2019. He has been a Managing Member of AEGIS NG, LLC since April 2016. From May 2006 through June 2012, Mr. Aivalis was the CEO and President of ThruBit, LLC, a Venture Capital funded company focused on drilling and evaluation technologies for horizontal wells and unconventional hydrocarbon reservoirs. From 2002 to 2006, Mr. Aivalis was GM/Managing Director at TenarisConnections, with global responsibilities for high performance OCTG premium connections. Mr. Aivalis served with Schlumberger from 1981 to 2002 with domestic and international roles in Management, Operations, Engineering, Project Management and Sales and Marketing. Mr. Aivalis served from October 2009 to September 2018 as a Non-Executive Director and Business Advisor with XACT Downhole Telemetry, Inc. in Calgary, Canada, and from August 2011 to December 2013 as a Business Advisor to Zinc Air Inc., developing grid scale flow batteries. Since June 2018, Mr. Aivalis has been a member of the Advisory Board at Florida Institute of Technology for the College of Engineering and Sciences. Mr. Aivalis holds a Bachelor of Science degree in Ocean Engineering from Florida Institute of Technology, has authored six patents focused on well construction and optimization technologies, and is a long-standing member of the Society of Petroleum Engineers.

Edward Kuntz

Director

Edward L. Kuntz, age 74, was appointed to the Board of Directors of Stabilis on July 26, 2019. He served on the Board of Directors and as Chairman of the Audit Committee of American Electric from September 2013 to July 2019. Mr. Kuntz currently serves as a Director and Compliance Committee Chairman of U.S Physical Therapy, Inc., a large publicly-traded operator of outpatient physical and occupational therapy clinics since 2014. Mr. Kuntz is the former Chairman and Chief Executive Officer of Kindred Healthcare, the largest diversified provider of post-acute care services in the United States. From 1998 through May 2014 he served as Chairman of the Board of Directors of Kindred and as Chief Executive Officer from 1998 to 2004. From 2000 through 2016, Mr. Kuntz served as a director of Rotech Healthcare, Inc., one of the largest providers of home medical equipment and related products and services in the United States. Mr. Kuntz received B.A., J.D. and L.L.M. degrees from Temple University.

Peter Mitchell

Director

Peter C. Mitchell, age 63, was appointed to the Board of Directors of Stabilis on July 26, 2019. He was most recently Senior Vice President and Chief Financial Officer of Coeur Mining, Inc. a leading precious metals producer, which owns and operates mines throughout North America, including the Palmarejo complex in Mexico, one of the world’s largest silver mines. Peter joined Coeur as CFO in 2013, and was responsible for investor relations, financial planning and analysis, financial reporting, information technology, tax and compliance, in addition to serving as a key team member on the Company’s acquisition and divestiture activities and leading all capital markets activity in multiple equity and debt financings. Previously, he held executive leadership positions in finance and operations with a variety of U.S. and Canadian companies both public and private equity sponsored, among them Taseko Mines Ltd., Vatterott Education Centers, Von Hoffmann Corporation and Crown Packaging Ltd. He is a former member of the Board of Directors and Audit Committee Chair for Northern Dynasty Minerals Ltd and is currently a member of the Board of Directors of Northcliff Resources Ltd where he is also the Audit Committee Chair. He earned a BA in Economics from Western University, an MBA from the University of British Columbia, is a Chartered Accountant (CPA-CA).

Director Independence

Following the completion of the Share Exchange, we no longer were subject to the requirement that a majority of our directors be independent in accordance with the rules of the Nasdaq Stock Market because we became a “controlled company” with more than 50% of the voting power for the election of directors being beneficially held by Casey Crenshaw. As a controlled company, following the Share Exchange, we also became exempt from the Nasdaq governance requirements that (i) listed companies have compensation and nominating committees composed solely of independent directors, (ii) the compensation of executive officers be determined by a majority of the independent directors or a compensation committee composed solely of independent directors, and (iii) director nominees are selected or recommended to the Board of Directors for selection, either by a majority of the independent directors, or a nominating committee composed solely of independent directors.

Board Committees

As described above, as a controlled company, we are exempt from the Nasdaq governance requirements that we have (i) a board of directors consisting of a majority of independent directors, (ii) a compensation committee composed solely of independent directors, and (iii) a nominating committee composed of solely independent directors which selects or recommends nominees to the Board of Directors. We currently are exercising such exemptions.

Shortly after the appointment of the current Board on the Effective Date, we appointed current non-employee Board members to the Audit Committee. The Audit Committee is governed by a charter adopted by the Board. The charter establishes the purposes of the Audit Committee as well as Audit Committee membership guidelines. They also define the authority, responsibilities and procedures of each Committee in relation to the Committee’s role in supporting the Board and assisting the Board in discharging its duties in supervising and governing the Company.

The Audit Committee consists of Mr. Peter Mitchell (Chair), Mushahid “Mush” Khan, and Edward Kuntz, each of whom is independent under the rules of the SEC and Nasdaq. The Board has determined that Mr. Mitchell satisfies the definition of “audit committee financial expert.”

The Audit Committee oversees, reviews, acts on and reports on various auditing and accounting matters to the Board, including the selection of our independent registered public accounting firm, the scope of our annual audits, fees to be paid to the independent registered public accounting firm, the performance of our independent registered public accounting firm and our accounting practices. In addition, the Audit Committee oversees our compliance programs relating to legal and regulatory requirements. The Audit Committee also reviews any potential related party transactions between the Company and its executive officers and directors.

Business Ethics and Conduct Policy

We have adopted a Code of Business Ethics and Conduct that is applicable to all employees, officers and members of our Board.

EXECUTIVE COMPENSATION

Overview & Oversight of Compensation Program

Overview and Objectives

We believe our success depends on the continued contributions of our named executive officers. We have established our executive compensation program to attract, motivate, and retain our key employees in order to enable us to maximize our profitability and value over the long term. Our policies are also intended to support the achievement of our strategic objectives by aligning the interests of our executive officers with those of our shareholders through operational and financial performance goals and equity-based compensation. We expect that our compensation program will continue to be focused on building long-term shareholder value by attracting, motivating and retaining talented, experienced executives and other key employees. Currently, our Principal Executive Officer oversees the compensation programs for our executive officers.

Named Executive Officers

We are currently considered a smaller reporting company within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer, our next two other most highly compensated officers at the end of the last completed fiscal year and up to two additional individuals who would have been considered one of our next two most highly compensated officers except that such individuals did not serve as executive officers at the end of the last completed fiscal year. Prior to May 1, 2019, James Reddinger was acting in capacity of Chief Executive Officer and Chief Financial Officer. Mr. Reddinger continues to serve as our Chief Executive Officer, but on May 1, 2019 the Company hired Andrew Puhala as our Chief Financial Officer. No salary was paid to Mr. Puhala by Stabilis Energy, LLC prior to May 1, 2019. Accordingly, our named executive officers are:

Name	Principal Position
James Reddinger	Chief Executive Officer, President
Koby Knight	SVP Operations
James Aivalis	Chief Operating Officer

Summary Compensation Table

The following table below summarizes the total compensation paid to or earned by each of the named executive officers for the fiscal years ended December 31, 2018 and 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All other compensation ($)(2)	Total ($)
James Reddinger, Chief Executive Officer	2018	$500,000	$0	$0	$500,000
	2017	500,000	0	0	500,000

Koby Knight, SVP Operations	2018	$400,000	$0	$12,000	$412,000
	2017	351,113	0	12,000	363,113

James Aivalis, Chief Operating Officer	2018	$317,562	$143,553	$9,000	$470,114
	2017	305,138	119,178	9,000	433,316

(1)	The Amount represents the performance bonus awards earned by our named executive for the fiscal 2018 and 2017 performance.
(2)	The amount represents an annual auto allowance paid out on a monthly basis.

Additional Narrative Disclosures

Elements of Compensation

Historically, we have compensated our named executive officers with annual base salaries, annual cash incentive bonuses and employee benefits. Additionally, our named executive officers may be awarded long-term equity incentives in the form of restricted stock awards and stock options. We expect that these elements will continue to constitute the primary elements of our compensation program, although the relative proportions of each element, and the specific plan and award designs, will likely evolve as we become a more established public company.

Employment, Severance or Change in Control Agreements

We are not party to any agreements with our executive officers that provide benefits upon termination of employment. Currently the executive officers are employed at will with no present arrangements or pledges of the Company’s securities which may result in a change of control of the Company. We intend to enter into employment agreements with executive officers in near term.

Base Salary

Base salary is the fixed annual compensation we pay to each of our named executive officers for carrying out their specific job responsibilities. Base salaries are a major component of the total annual cash compensation paid to our named executive officers. Base salaries are determined after taking into account many factors, including (a) the responsibilities of the officer, the level of experience and expertise required for the position and the strategic impact of the position; (b) the need to recognize each officer’s unique value and demonstrated individual contribution, as well as future contributions; (c) the performance of the company and each officer; and (d) salaries paid for comparable positions in similarly-situated companies.

For the amounts of base salary that our named executive officers received in 2018 and 2017, see “Executive Compensation—Summary Compensation Table.”

Our Board reviews the base salaries for each named executive officer periodically as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, our Board considers individual and company performance over the course of the relevant time period. The Board may make adjustments to base salaries for named executive officers upon consideration of any factors that it deems relevant, including but not limited to: (a) any increase or decrease in the named executive officer’s responsibilities, (b) the named executive officer’s job performance, and (c) the level of compensation paid to senior executives of other companies with whom we compete for executive talent, as estimated based on publicly available information and the experience of our directors.

Annual Cash Bonuses

Annual cash bonuses will be based on criteria determined in the discretion of our Board. At this time there is not a defined bonus plan in place. For the fiscal year ended December 31, 2018, James Aivalis was awarded a cash bonus equal to 50% of annual base salary for his performance related to the Company’s operations.

Annual Equity Awards

The Company has no obligations with respect to annual equity awards related to executive officers.

Other Benefits

We offer participation in broad-based retirement, health and welfare plans to all of our employees.

Pension Benefits

We have not maintained and do not currently maintain a defined benefit pension plan or a supplemental executive retirement plan. Instead, our employees, including our named executive officers, may participate in a retirement plan intended to provide benefits under section 401(k) of the Code (the “401(k) Plan”) pursuant to which employees are allowed to contribute a portion of their base compensation to a tax-qualified retirement account in a defined safe harbor 401(k) Plan, subject to limitations.

Non-Qualified Defined Contribution and Other Non-Qualified Deferred Compensation Plans

We have not had and do not currently have any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

2007 Employee Stock Incentive Plan

The following is a description of the material features of the 2007 Employee Stock Incentive Plan, as amended.

Eligibility

Awards under the Plan may be granted to employees (including employees who may be directors and officers), non-employee directors, independent contractors and consultants of the Company and its subsidiaries.

Shares Subject to the Plan

The Plan currently authorizes the issuance of up to 262,500 shares of the Company’s common stock. In the event of certain changes in the Company’s common stock such as recapitalization, reclassification, stock split, combination or exchange of shares, stock dividends or the like, appropriate adjustment will be made in the number and kind of shares available for issuance under the Plan and the purchase price, if any, per share.

Administration

The Plan is administered by the Compensation Committee (the “Committee”) of the Board of Directors of the Company. The Committee has the full and exclusive power to construe, interpret and administer the Plan, including, but not limited to, the authority to designate which eligible participants are to be granted awards and to determine the type of award and the number of shares to be subject thereto and the terms and conditions thereof, consistent with the terms of the Plan. The Committee is also authorized to adopt, amend and revoke rules relating to the administration of the Plan.

Awards Under the Plan

The Plan provides that the Committee may grant or issue stock options, stock appreciation rights, restricted stock, restricted units, performance shares, performance units and stock-based awards pursuant to a written agreement and may contain such terms as the Committee determines. Subject to the provisions of the Plan, the Committee has the sole and complete authority to determine the eligible recipients of awards under the Plan. All awards shall be subject to such terms, conditions and restrictions determined by the Compensation Committee and included in the award agreement. Such terms, conditions and restrictions may include provisions related to vesting of awards, and the effect of a participant’s termination of employment and change of control of the Company on outstanding awards under the Plan. No participant may receive a grant covering more than 25,000 shares in any year.

Share Counting Rules

When the Committee grants an award under the Plan, the full number of shares subject to the award is charged against the number of shares that remain available for delivery pursuant to awards. After grant, the number of shares subject to any portion of an award that is canceled or that expires without having been settled in shares, or that is settled through the delivery of consideration other than shares, will be available for new awards. If shares are tendered or withheld to pay the exercise price of an award or to satisfy a tax withholding obligation, those tendered or withheld shares will be available for new awards.

Stock Options

Stock Options provide for the right to purchase shares of Company common stock at a specified price as determined by the Committee, provided that the exercise price per share of common stock option may not be less than 100% of the fair market value of a share as of the date the option is granted. Stock options granted under the Plan may be incentive stock options (“ISOs”) that are designed to comply with the provisions of Section 422 of the Internal Revenue Code (the “Code”) and will be subject to restrictions contained in the Code or nonqualified stock options (“NQSOs”). The maximum number of shares of Company common stock that may be issued upon the exercise of ISOs may not exceed the total number of shares available for grant under the Plan as set forth above under “Shares Subject to the Plan”. Stock options may be granted for a term specified by the Committee, provided that no option may be exercisable after ten years from the date of grant. The Committee may accelerate the exercisability of any option or portion thereof at any time. The Committee may provide in the option agreement that all or a part of the shares received by an optionee upon the exercise of a NQSO shall be restricted shares subject to any or all of the restrictions or conditions described below.

Exercise Price. The exercise price for each Option will be determined by the Committee, but will not be less than 100% of the fair market value of a share of common stock on the date of grant. If an ISO is granted to a ten percent stockholder of the Company (as defined in the Plan), the exercise price will be at least 110% of the fair market value of a share on the date of grant.

Exercise of Options. The Committee determines when Options become exercisable and in its discretion may accelerate the vesting of any outstanding Option or extend the term of a NQSO option set to expire prior to ten years from the date of issuance. The means of payment for shares issued upon exercise of an Option are specified in each option agreement. The Plan permits payment to be made by cash, check, wire transfer, other shares of Company common stock and Options issued under the Plan. All payment methods other than payment of cash, check and wire transfer will be subject to such restrictions as may be established by the Committee or applicable law or the rules of any applicable stock exchange. The participant must pay any required tax withholding in cash at the time of exercise or the Company may make other arrangements for the payment of such withholding tax obligations, including withholding compensation otherwise due the participant or utilizing Company Stock due under the award.

Limits on Exercisability. No Option will be exercisable after the expiration of ten years from the date an Option is granted (five years with respect to an ISO held by an Optionee who is a ten percent stockholder of the Company). Options will be exercisable at such times as determined by the Committee. Unless otherwise specified at the time of grant of the Option, an Option will become exercisable as to one-third of the shares in the first year after grant, an additional one-third on the first anniversary of the date of grant and fully exercisable on the second anniversary of the date of grant. An option granted under the Plan will generally expire on the first to occur of: (i) conviction of a felony against the Company (ii) three (3) months after the date of a termination of employment or retention for any reason other than death or (iii) six (6) months after death of the optionee; provided that the Committee may specify in the document governing the option that an Option may be exercisable during a longer period. ISOs held by a participant under the Plan and any other plans of the Company may not become exercisable for the first time during any calendar year in excess of $100,000.

Stock Appreciation Rights

A stock appreciation right may be granted by the Compensation Committee in its discretion. The grant price for each stock appreciation right shall be determined by the Compensation Committee and shall be specified in the Award agreement, but in no event shall the grant price be less than the fair market value of the shares of common stock of the company on the date the stock appreciation right is granted. The term of the stock appreciation right shall be determined by the Compensation Committee and specified in the Award agreement, which relates to the stock appreciation right. No stock appreciation right will be exercised after the tenth anniversary from the date of its grant. Stock appreciation rights may be exercised subject to the terms and conditions the Compensation Committee imposes. Upon the exercise of a Stock Appreciation Right the participant is entitled to receive Company common stock valued at the time of exercise in the amount of the difference between the grant price of the exercised stock appreciation right and the fair market value of the shares at the time the stock appreciation right is exercised.

Restricted Stock

Shares of common stock may be granted by the Compensation Committee to an eligible participant and made subject to restrictions on sale, pledge or other transfer by the participant for a certain period (the restricted period). All shares of restricted stock will be subject to such restrictions as the Compensation Committee may provide in an Award agreement with the participant, including provisions obligating the participant to forfeit or resell the shares to us in the event of termination of employment or service. Participant’s rights with respect to such shares shall be subject to the restrictions provided in the Award agreement and the Plan.

Restricted Stock Units

A restricted stock unit represents the right to receive from us, on the respective scheduled vesting or payment date for such restricted stock unit, one share of common stock. An award of restricted stock units may be subject to forfeiture provisions and such other terms and conditions as the Compensation Committee may determine, subject to the provisions of the Plan.

Performance Shares and Performance Units

Shares of common stock may be granted by the Compensation Committee to an eligible participant and made subject to the achievement of pre-established performance goals for a specified period following the grant which, depending on the extent to which such performance criteria are met in such performance period, will determine, in the manner set forth in the Award Agreement, the value and/or number of each Performance Share or Performance Unit that will be paid to the Participant. The pre-established performance goals will be based on any or a combination of the following business criteria applied to the Company as a whole, a Company division or a subsidiary: (i) the attainment of certain target levels of, or a specified percentage increase in, revenues, income before income taxes and extraordinary items, net income, earnings before income tax, earnings before interest, taxes, depreciation and amortization, or a combination of any or all of the foregoing; (ii) the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax profits including, without limitation, that attributable to continuing and/or other operations; (iii) the attainment of certain target levels of, or a specified increase in, operational cash flow; (iv) the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of, the Company’s bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of such cash balances and/or other offsets and adjustments as may be established by the Committee; (v) the attainment of a specified percentage increase in earnings per share or earnings per share from continuing operations; (vi) the attainment of certain target levels of, or a specified increase in return on capital employed or return on invested capital; (vii) the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax return on stockholders’ equity; (viii) the attainment of certain target levels of, or a specified increase in, economic value added targets based on a cash flow return on investment formula; (ix) the attainment of certain target levels in the fair market value of the shares of the Company’s common stock; (x) the growth in the value of an investment in the Company’s common stock assuming the reinvestment of dividends; and (xi) reducing costs of the Company, as evidenced by meeting or reducing budgeted expenses established by the Company. For purposes of item (i) above, extraordinary items shall mean all items of gain, loss or expense for the fiscal year determined to be extraordinary or unusual in nature or infrequent in occurrence or related to a corporate transaction (including, without limitation, a disposition or acquisition) or related to a change in accounting principle.

Stock Awards

Each stock award under the Plan will contain provisions regarding (1) the number of shares subject to such stock award or a formula for determining such number, (2) the purchase price of the shares, if any, and the means of payment for the shares, (3) the performance criteria, if any, and level of achievement versus these criteria that will determine the number of shares granted, issued, retainable and vested, as applicable, (4) such terms and conditions on the grant, issuance, vesting and forfeiture of the shares, as applicable, as may be determined from time to time by the Committee, (5) restrictions on the transferability of the stock award, and (6) such further terms and conditions, in each case not inconsistent with the Plan, as may be determined from time to time by the Committee. Such awards may be granted or sold in respect of past services and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such participant.

Director Compensation

Our Board of Directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. Our Board of Directors also believes that a significant portion of the total compensation package for our non-employee directors should be equity-based to align the interest of these directors with our stockholders. The Company established the fee for service on the Audit Committee at the rate of $100,000 per year payable one-half in cash and one-half in common stock. The common stock portion of such fees is subject to approval of the stockholders of the Company.

Cash. The Company pays each director an annual fee at the rate of fifty-thousand dollars ($50,000), which is paid in quarterly (4) equal installments.

Directors who are also our employees do not receive any additional compensation for their service on our Board of Directors.

No obligations with respect to compensation for non-employee directors have been accrued or paid for any periods presented in this prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information, as of September 6, 2019, the amount and percentage of our outstanding shares of common stock beneficially owned by (i) each person known by us to own beneficially more than 5% of our outstanding common stock, (ii) each director, (iii) each of our executive officers, and (iv) all of our directors and executive officers as a group.

Name(4)	Common Stock
	Number of Shares	Percent of Class
Casey Crenshaw(1)	12,949,320	77.1%
Andrew Puhala	830	*
AEGIS NG LLC(2)	614,017	3.7%
Chart Energy & Chemicals, Inc.(3)	1,470,807	8.8%
Arthur G. Dauber	139,735	*
James Reddinger	—	—
Mushahid “Mush” Khan	—	—
Will Crenshaw	—	—
Ben Broussard	—	—
James Aivalis	—	—
Edward Kuntz	—	—
Peter Mitchell	—	—
All directors and officers as a group of (10) persons	13,703,902	81.6%

*	Indicates less than 1%
(1)

LNG Investment Company, LLC owns the 12,580,808 shares Mr. Crenshaw received in connection with the Share Exchange. As sole manager of LNG Investment Company, LLC, Mr. Crenshaw has sole voting and investment power over such shares.

(2)

Represents the shares of common stock received by AEGIS in the Share Exchange (former Prometheus management members James Aivalis, Matt Barclay and Geneta Rhein have shared voting and investment power over such shares).

(3)

Chart Energy & Chemicals, Inc. is a wholly owned subsidiary of Chart Industries, Inc. which manages the investments of Chart Energy & Chemicals, Inc. Jillian C. Evanko is the President and Chief Executive Officer of Chart Industries, Inc. and has voting and investment power over the shares held by Chart Energy & Chemicals, Inc. The business address of Chart Energy & Chemicals, Inc. is 8665 New Trails Drive, Suite 100, The Woodlands, Texas 77381. The business address of Chart Industries, Inc. is 3055 Torrington Drive, Ball Ground, Georgia 30107.

(4)	Unless otherwise noted, the address of the following entities or individuals is c/o Stabilis Energy, Inc. 10375 Richmond Avenue, Suite 700, Houston, Texas 77042.

SELLING STOCKHOLDERS

The selling stockholders may offer and sell, from time to time, any or all of the shares of common stock being offered for resale by this prospectus. The term “selling stockholders” includes the stockholders listed in the table below and their permitted transferees. The shares being registered by the registration statement of which this prospectus forms a part are required to be registered pursuant to the agreements under which the securities were issued.

The following table provides, as of September 6, 2019, information regarding the beneficial ownership of our common stock held by each selling stockholder, the number of shares of common stock that may be sold by each selling stockholder under this prospectus and that each selling stockholder will beneficially own after this offering.

Because each selling stockholder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a selling stockholder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the selling stockholders and further assumed that the selling stockholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

We may amend or supplement this prospectus from time to time in the future to update or change this selling stockholders list and the securities that may be resold.

Please see the section entitled “Plan of Distribution” for further information regarding the stockholders’ method of distributing these shares.

	Number of Shares of Common Stock Owned Prior to Offering	Number of Shares of Common Stock Owned After Offering
Name of Selling Stockholder
Chart Energy & Chemicals, Inc.(1)	1,470,807	0
AEGIS NG LLC(2)	614,017	0
John Michael Howard	285,466	0
Lee L. Kellough III	47,235	0
S3 Holdings, LLC(3)	352,262	0

(1)

Chart Energy & Chemicals, Inc. is a wholly owned subsidiary of Chart Industries, Inc., which manages the investments of Chart Energy & Chemicals, Inc. Jillian C. Evanko is the President and Chief Executive Officer of Chart Industries, Inc. and has voting and investment power over the shares held by Chart Energy & Chemicals, Inc.

(2)

AEGIS NG LLC is a Texas limited liability company. James Aivalis, Matt Barclay and Geneta Rhein have shared voting and investment power over shares held by AEGIS NG LLC. Mr. Aivalis disclaims any beneficial ownership of the shares owned by AEGIS NG LLC in excess of his pecuniary interest in such shares.

(3)	S3 Holdings, LLC is a Texas limited liability company. QMT Enterprises, LLC has voting and investment power over S3 Holdings, LLC.

Material Relationships with Selling Stockholders

Please see “Certain Relationships and Related Party Transactions” appearing elsewhere in this prospectus for information regarding material relationships with our selling stockholders within the past three years.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we may enter into transactions with our directors, officers and 5% or greater stockholders.

Share Exchange Agreement

On December 17, 2018, the Company entered into a definitive share exchange agreement (the “Share Exchange Agreement”) with American Electric Technologies, Inc., a Florida corporation (“AETI” or “American Electric”) by which AETI acquired 100% of the outstanding limited liability company interests of Stabilis Energy, LLC from LNG Investment Company, LLC, a Texas limited liability company (“Holdings”) and 20% of the outstanding limited liability company interests of PEG Partners, LLC, a Delaware limited liability company (“PEG”) from AEGIS NG LLC, a Texas limited liability company (“AEGIS”). The remaining 80% of the outstanding limited liability company interests of PEG were owned directly by Stabilis Energy, LLC. The proposed transaction was approved by the board of directors of AETI and the Company’s owners, and was approved at a Special Meeting of Stockholders on July 17, 2019. The transaction closed on July 26, 2019. As a result, Stabilis Energy, LLC became the 100% directly-owned subsidiary and Prometheus became the 100% indirectly-owned subsidiary of American Electric. Under the Share Exchange Agreement, American Electric issued 13,194,825 shares of common stock to acquire Stabilis Energy, LLC, which represented 90% of the total amount of the common stock of American Electric which was issued and outstanding as of the Effective Date. The Share Exchange resulted in a change of control of American Electric to control by Casey Crenshaw by virtue of his beneficial ownership of 88.4% of the common stock of American Electric outstanding as of the Effective Date. At the closing of the Share Exchange, all directors of the Company other than Mr. Crenshaw resigned, and Mr. Crenshaw, as sole director of the Company acting pursuant to its bylaws, expanded the Board to nine seats and selected the eight additional directors, to serve as directors of the Company until the 2019 annual meeting of stockholders. Additionally, Mr. Crenshaw has been named Executive Chairman of the Board of Directors of the Company. At the closing of the Share Exchange, the Company’s owners contributed 100% of their outstanding membership units to AETI, and the owners of AEGIS contributed 20% of the outstanding limited liability company interests of PEG to AETI, in each case in exchange for AETI common stock resulting in the Company and its subsidiaries becoming a wholly-owned subsidiary of AETI.

Pursuant to the Share Exchange Agreement, American Electric changed its corporate name from American Electric Technologies, Inc. to Stabilis Energy, Inc. and changed its trading symbol on the Nasdaq Stock Market from “AETI” to “SLNG.”

Transactions with Chart E&C

In September 2013, Stabilis LNG Eagle Ford LLC, one of our affiliates, issued a secured term note (the “Note Payable”) to Chart E&C, in connection with the sale and financing of equipment for the liquefaction plant in George West. The total value of the agreement was not to exceed $20.5 million and was billed in advances based on a “Milestone Payment Schedule.” This Note Payable bore interest at a variable rate and exposed us to interest rate risk. Interest was calculated under the terms of the Note Payable based on a calculation of 3% plus the London interbank offered rate at the end of each month. As of January 1, 2018 and as of June 30, 2019, $11.5 million and $9.1 million principal amount, respectively, was outstanding. During 2018, $2.4 million of principal and $0.6 million of interest was paid.

On August 5, 2019, we entered into an exchange agreement (the “Exchange Agreement”) with Chart Energy & Chemicals, Inc., a Delaware corporation and subsidiary of Chart Industries, Inc. (“Chart E&C”), Stabilis Energy, LLC, a Texas limited liability company and subsidiary of the Company, and Stabilis LNG Eagle Ford LLC, a Delaware limited liability company and subsidiary of the Company (“Stabilis LNG”), for the satisfaction of indebtedness of Stabilis LNG, a Company subsidiary, to Chart E&C in the principal amount of $7 million (the “Exchanged Indebtedness”) owed pursuant to the Note Payable in exchange for unregistered shares of our common stock (such transactions, the “Chart E&C Transaction”). We issued to Chart E&C 1,470,807 shares of Company common stock, based on the per share price of Company common stock of 90% of the average of the dollar volume-weighted average prices per share of the common stock as calculated by Bloomberg for each of the five consecutive trading days ending on and including the third trading day immediately preceding the closing date (the “Initial Closing”), which took place on August 30, 2019. At the Initial Closing, Stabilis LNG also paid to Chart E&C an amount in cash equal to the accrued and unpaid interest on the Exchanged Indebtedness due through the Initial Closing, plus a cash amount to be paid in lieu of the issuance of fractional shares of Company common stock.

Chart E&C has previously routinely sold equipment to us in the ordinary course of business and on customary commercial terms.

Diversenergy Acquisition

On August 20, 2019, we completed our acquisition of Diversenergy, LLC (“Diversenergy”) and its subsidiaries, creating what we believe will be one of the leading distributed LNG marketing and distribution companies in Mexico (such acquisition, the “Diversenergy Transaction”). Under the Membership Interest Purchase and Sale Agreement dated August 20, 2019, we purchased all of the issued and outstanding membership interests of Diversenergy for total consideration of 684,963 shares of Company common stock and $2 million in cash, subject to adjustments for Diversenergy’s net working capital as of the closing date. Diversenergy provides LNG to customers which use LNG as a fuel in mobile high horsepower applications and to customers which do not have natural gas pipeline access.

We also entered into a Registration Rights Agreement with certain holders of Diversenergy, as further described below.

In connection with the Diversenergy Acquisition, Lee L. Kellough III, who formerly served as Chief Executive Officer of Diversenergy, became Senior Vice President of the Company and President of Diversenergy S.A.P.I. de C.V., a Mexican subsidiary of Diversenergy. Mr. Kellough received 47,235 shares of Company common stock and $402,955 in the Diversenergy Transaction.

Registration Rights Agreements

In connection with the completion of the Share Exchange Agreement, AETI, Holdings and AEGIS entered into a Registration Rights Agreement on July 26, 2019 (the “Registration Rights Agreement”). The shares that are the subject of the Registration Rights Agreement include the American Electric common stock issued to Holdings and AEGIS pursuant to the Share Exchange Agreement and any other securities issued or issuable with respect to such common stock by way of stock dividend or stock split or combination of shares, recapitalization, merger, consolidation or reorganization (the “Registrable Securities”). Such securities will no longer be subject to registration rights when disposed of pursuant to an effective registration statement; sold pursuant to Rule 144 and the transferee received securities that are not restricted securities as defined in Rule 144; securities which have ceased to be outstanding; or securities held by holder that is not Holdings or AEGIS or an affiliate thereof to whom registration rights have not been transferred in accordance with the Registration Rights Agreement.

Shelf Registrations. Under the Registration Rights Agreement, we agreed to:

•

no later than 180 days following the closing of the Share Exchange, prepare and file with the SEC a registration statement on Form S-1, or Form S-3 if we are eligible to use Form S-3, to permit a public resale of all the Registrable Securities under the Securities Act on a continuous basis;

•

use our commercially reasonable efforts to cause the registration statement to be declared effective by the SEC within 30 days following the filing (or 90 days following the filing if the SEC notifies us that it will review the registration statement);

•	use our commercially reasonable efforts to cause such registration statement to remain effective until such time as there are no longer any Registrable Securities.

If the securities are initially filed on Form S-1, we shall use our commercially reasonable efforts to become and remain eligible to register the Registrable Securities on Form S-3 and convert the registration statement from a Form S-1 to a Form S-3 as soon as we are permitted to do so.

Piggyback Registration Rights. We have also granted piggyback registration rights under the Registration Rights Agreement, pursuant to which we will:

•

notify the holders of Registrable Securities not less than 5 days prior to the anticipated filing date, whenever we propose to register any of our securities in an underwritten offering under the Securities Act, subject to certain exemptions described in the Registration Rights Agreement;

•

notify the holders of Registrable Securities not less than 5 days prior to the commencement of marketing efforts of an underwritten offering under a shelf registration, subject to certain exemptions described in the Registration Rights Agreement; and

•

include in any registration statement relating to such underwritten offering, subject to certain restrictions (including specified underwriter cutbacks and priority to the securities we propose to sell), and on a pro rata basis, all Registrable Securities with respect to which we received a request for inclusion in priority to other securities requested to be included in such underwritten offering.

Holdback Agreements. In connection with any underwritten public offering by us or any holder of Registrable Securities pursuant to the Registration Rights Agreement, each holder of Registrable Securities is subject to restrictions on public sale or distribution of similar securities for a lock-up period up to 60 days of the date of the final prospectus or prospectus supplement for the underwritten offering. However, holders of Registrable Securities may not be restricted from effecting any public sale or distribution of securities for more than 120 days in any 12 month period. We are also subject to effecting a public offering of similar securities or hedging transactions related to such securities during a lock-up period reasonably requested by the managing underwriter.

Registration Expenses. We will pay the registration and listing expenses of the holders of the Registrable Securities that are included in a demand or piggyback registration, but shall not be responsible for underwriting fees and disbursements, discounts or commissions attributable to the sale of Registrable Securities.

The Exchange Agreement described above in “Transactions with Chart E&C” granted Chart E&C registration rights for the shares it received and requires the Company prepare and file, no later than 90 days after the Initial Closing, a Registration Statement on Form S-1 to permit the public resale of all of the registrable securities received by Chart E&C.

In connection with the Diversenergy Transaction, we entered into a Registration Rights Agreement with certain holders of Diversenergy (the “Diversenergy Registration Rights Agreement”). The shares that are the subject of the Diversenergy Registration Rights Agreement include the Company common stock issued in connection with the Membership Interest Purchase and Sale Agreement and any other securities issued or issuable with respect to such common stock by way of stock dividend or stock split, or in exchange for or upon conversion of such shares, or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation or reorganization. Such securities will no longer be subject to registration rights when disposed of pursuant to an effective registration statement; sold pursuant to Rule 144; securities that become eligible for sale pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1), as set forth in a written opinion letter to the transfer agent to such effect; securities otherwise transferred; or securities which have ceased to be outstanding.

Acquisition of Prometheus

On February 28, 2017, JCH Crenshaw Holdings, LLC, the majority member of Stabilis Energy, LLC at that time, acquired a non-voting interest in PEG Partners, LLC (“PEG”) with an option to convert the non-voting interest into a 80% controlling interest in PEG for consideration transferred of one hundred dollars and assumption of debt totaling $12.5 million. Prometheus Energy Group Incorporated is a wholly-owned subsidiary of PEG. On March 1, 2018, JCH Crenshaw Holdings, LLC assigned its membership interest in PEG to Stabilis Energy, LLC. Because the entities are under common control, the assets and liabilities of PEG were transferred to Stabilis Energy, LLC at their historic cost.

Stabilis Energy, LLC recorded a bargain purchase gain of $13.1 million related to the acquisition of PEG, which represents the difference between the fair value of the net assets acquired over the cash paid. The prior controlling interest holder in PEG was a foreign private equity fund in the final stages of liquidating its investments in the United States oil and gas markets, resulting in a bargain purchase gain.

Prometheus markets and distributes LNG for off road, high horsepower applications. Prometheus provides LNG and service solutions to users in the oil and gas, mining, remote and temporary power, mobile on-site refueling, processing and other industrial markets as a low-cost fuel source for operations in North America. Prometheus owns and utilizes a fleet of cryogenic transportation, storage and vaporization trailers and related equipment. Prometheus business includes logistics, delivery, on-site storage and vaporization, and operation, project management and maintenance services for its customers. Prometheus primarily provides LNG fuel supply solutions for off-pipeline fuel users to multiple industrial markets as a replacement of oil derived fuels such as diesel and propane. Prometheus supplies its contracted customers with LNG from third party suppliers.

Contribution and Exchange Agreement

On November 28, 2018, Stabilis Energy, LLC’s members and related party creditors entered into a two-step Contribution and Exchange Agreement to form LNG Investment Company, LLC (“LNG Investment”) and restructure the capitalization of Stabilis Energy, LLC. On November 30, 2018, the members contributed 1,000 membership units in Stabilis Energy, LLC to LNG Investment in exchange for 2,000 Class B units in LNG Investment. The contribution and exchange of units resulted in Stabilis Energy, LLC becoming a wholly owned subsidiary of LNG Investment. Subsequently, the related party creditors of Stabilis Energy, LLC and holders of an aggregate net carrying amount of $48.7 million of indebtedness, each contributed their individual indebtedness to LNG Investment in exchange for Class A units in proportion to their percentage of indebtedness in total. An aggregate of 4,874.28 Class A units were issued by LNG Investment to the related party creditors of Stabilis Energy, LLC.

Capital Lease Obligations

During 2017, Stabilis Energy, LLC refinanced its’ capital lease agreement with a subsidiary of The Modern Group, Ltd. (“The Modern Group”) for equipment purchases totaling approximately $10.1 million. The following individuals serve in various leadership capacities for The Modern Group: Will Crenshaw (a member of our Board) as Chairman and Chief Executive Officer, Casey Crenshaw (our Executive Chairman and Chairman of our Board) as President and Ben Broussard (a member of our Board) as Director of Finance and as COO of M/G Finance Co., Ltd., a subsidiary of The Modern Group. Casey Crenshaw is deemed to jointly control The Modern Group with a sibling. Under the terms of the lease agreement, the Company’s monthly payments were interest-only for the first 12 months at an annual rate of 6%. The Company is repaying 80% of the outstanding lease obligation over the remaining term of 36 months at an annual interest rate of 10%. Casey Crenshaw is the beneficial owner of 25% of the Modern Group.

During 2018, Stabilis Energy, LLC entered into lease agreements with a subsidiary of The Modern Group to finance vehicles and machinery and equipment totaling approximately $1.5 million. Under the terms of the leases, the balance is due in equal monthly installments over 24 months at annual interest rate of 10%.

The Company’s carrying value of capital lease obligations to related parties consisted of the following (in thousands):

	June 30, 2019	December 31, 2018
Capital Lease Obligations with subsidiary of The Modern Group, Ltd	$5,574	$7,245
Less: Amounts due within one year	(5,089)	(3,947)

Total Capital Obligations to Related Parties	$485	$3,298

Promissory Note

On August 16, 2019, the Company issued a Secured Promissory Note to M/G Finance Co., Ltd. in the principal amount of $5 million, at an interest rate per annum of 6% until December 10, 2020, and 12% thereafter. Casey Crenshaw, our Executive Chairman and Chairman of our Board, serves as the President of M/G Finance Co., Ltd. M/G Finance Co. Ltd. is a subsidiary of The Modern Group.

Operating Leases

The Company subleases land in Fort Lupton, Colorado to a subsidiary of The Modern Group. During the six months ended June 30, 2019 and 2018, amounts billed to The Modern Group under the agreement totaled $6 thousand and $6 thousand, respectively

The Company subleases space in Denver, Colorado to a subsidiary of The Modern Group. During the six months ended June 30, 2019 and 2018, the Company billed $12 thousand and $25 thousand, respectively, to The Modern Group under the agreement.

Payroll and Benefits

The Company utilizes payroll and benefit resources from The Modern Group. During the six months ended June 30, 2019 and 2018, the Company incurred expenses of $4 thousand and $6 thousand for processing and administrative charges associated with payroll processing.

Other Purchases

The Company has issued a purchase order to Applied Cryo Technologies, Inc. (“ACT”), a company owned 51% by Crenshaw Family Holdings International, Inc., for equipment totaling $302 thousand. The Company expects to take delivery of equipment late in 2019. The Company also paid ACT $65 thousand for equipment repairs and services.

The Company purchases supplies and services from a subsidiary of The Modern Group. During the six months ended June 30, 2019 and 2018, purchases from The Modern Group totaled $44 thousand and $35 thousand, respectively. During the three months ended June 30, 2019 and 2018, purchases from The Modern Group totaled $44 thousand and $15 thousand, respectively.

Indemnification Agreements

Currently there are no indemnification agreements in place.

Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee, which is comprised solely of independent directors, is responsible for reviewing related party transactions involving directors and executive officers. In addition, our Board is responsible for approving all related party transactions between us and any officer or director that would potentially require disclosure. The Board expects that any transactions in which related persons have a direct or indirect interest will be presented to the Board for review and approval but we have no written policy in place at this time.

Director Independence

As discussed above under the heading “Management—Director Independence”, following the completion of the Share Exchange, we no longer were subject to the requirement that a majority of our directors be independent in accordance with the rules of the Nasdaq Stock Market because we became a “controlled company” with more than 50% of the voting power for the election of directors being beneficially held by Casey Crenshaw. As a controlled company, following the Share Exchange, we also became exempt from the Nasdaq governance requirements that (i) listed companies have compensation and nominating committees composed solely of independent directors, (ii) the compensation of executive officers be determined by a majority of the independent directors or a compensation committee composed solely of independent directors, and (iii) director nominees selected or recommended to the Board of Directors for selection, either by a majority of the independent directors, or a nominating committee composed solely of independent directors.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue 37,500,000 shares of common stock, $.001 par value of which 16,800,612 shares are outstanding as of September 6, 2019. The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of our common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our Board of Directors has the authority, without stockholder approval, to issue up to 1,000,000 shares of Preferred Stock, $.001 par value. The authorized Preferred Stock may be issued by the Board of Directors in one or more series and with the rights, privileges and limitations of the Preferred Stock determined by the Board of Directors. The rights, preferences, powers and limitations of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. As of the date of this prospectus we have no Preferred Stock outstanding.

Common Stock Purchase Warrants

As of the date of this prospectus we had outstanding Warrants to purchase 103,125 shares of our common stock as follows:

Date of Issuance	No. of Warrants	Exercise Price	Expiration Date
May 2, 2012	15,625	$21.76	May 22, 2020
May 2, 2012	25,000	$25.36	May 22, 2020
Nov. 13, 2017	62,500	$18.08	Nov. 13, 2022

The 2012 Warrants were issued in connection with the purchase of $5,000,000 of the Company’s Series A Convertible Preferred Stock, since converted to common stock, by an affiliate of Casey Crenshaw and they are beneficially owned by Mr. Crenshaw. The 2017 Warrants were issued to an unaffiliated party in connection with a financing transaction. All of the Warrants have a cashless exercise option. The 2012 Warrants have an anti-dilution feature that may result in a lower exercise price in the event the Company engages in certain stock issuances at a lower price than the current Warrant exercise price, including in connection with certain acquisition transactions.

Registration Rights

We agreed to provide certain registration rights to certain holders of our common stock pursuant to the terms of the agreements filed as Exhibits 4.4, 4.6, 4.8 and 4.9 to the registration statement of which this Prospectus forms a part.

Anti-Takeover Effects of Provisions of Florida Law and Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the board of directors. These provisions include:

No Cumulative Voting

Under Florida law, the right to vote cumulatively does not exist unless the articles of incorporation specifically authorizes cumulative voting. Our articles of incorporation does not grant shareholders the right to vote cumulatively.

Blank Check Preferred Stock

The availability of the 1,000,000 authorized preferred stock for issuance under our articles of incorporation provides the board of directors with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance allows the Company to issue shares of preferred stock without the expense and delay of a special shareholders’ meeting. The authorized shares of preferred stock will be available for issuance without further action by the Company’s shareholders, with the exception of any actions required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue classes or series of preferred stock that could, depending on the terms of the class or series, impede the completion of a merger, tender offer or other takeover attempt.

Advance Notice Procedure

Our bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors.

Our bylaws provide that as to the notice of stockholder proposals of business to be brought at the annual meeting of stockholders, notice must be delivered to our corporate secretary not later than the close of business on the 60th day and not earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, such notice must be so received not earlier than the close of business on the 90th day and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which the notice of the date of the annual meeting was mailed or public disclosure thereof was made). The procedures set forth in our bylaws for business to be properly brought before an annual meeting by a stockholder are in addition to, and not in lieu of, the requirements set forth in Rule 14a-8 under Section 14 of the Securities Exchange Act of 1934, as amended.

Nominations for the election of Directors may be made by any stockholder of record entitled to vote for the election of Directors at an annual or special meeting of stockholders; provided, however, that a stockholder may nominate persons for election as Directors only if written notice of such stockholder’s intention to make such nominations is received by the Secretary not later than (i) with respect to an election to be held at an annual meeting of stockholders, not later than the close of business on the 60th day and not earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, such notice must be so received not earlier than the close of business on the 90th day and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure thereof was made) and (ii) with respect to an election to be held at a special meeting of stockholders for the election of Directors, the close of business on the seventh business day following the date on which notice of such meeting is first given to stockholders. Any such stockholder’s notice shall set forth (a) the name and address of the stockholder who intends to make a nomination; (b) a representation that the stockholder is entitled to vote at such meeting and a statement of the number of shares of the corporation that are beneficially owned by the stockholder; (c) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (d) as to each person the stockholder proposes to nominate for election or re-election as a Director, the name and address of such person and such other information regarding such nominee as would be required in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had such nominee been nominated by the Board, and a description of any arrangements or understandings, between the stockholder and such nominee and any other persons (including their names), pursuant to which the nomination is to be made; and (e) the consent of each such nominee to serve as a Director if elected.

Section 607.0901 of the Florida Statutes

We are subject to Section 607.0901 of the Florida Statutes. In general, Section 607.0901 regulates certain transactions between a corporation and an “interested shareholder,” one who beneficially owns more than ten percent of the corporation’s outstanding voting shares. The statute provides significant protection to minority shareholders by assuring that the transactions covered by the statute are either (a) procedurally fair (i.e., the transaction is approved by disinterested directors or disinterested shareholders) or (b) substantively fair (i.e., result in a fair price to the shareholders).

Section 607.0902 of the Florida Statutes

We are subject to Section 607.0902 of the Florida Statutes. In general, Section 607.0902 focuses on the acquisition of “control shares” in an issuing public corporation. When control shares are acquired in a “control share acquisition,” the shares do not have voting rights. Voting rights may be restored only if the bidder files an acquiring person statement and requests a shareholder meeting to vote on whether the bidder’s shares should be accorded voting rights. Voting rights are restored only to the extent approved by the disinterested shareholders (which excludes both the bidder and management shareholders). Alternatively, the bidder’s shares will have voting rights if the acquisition is approved by the target company’s board of directors. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Listing

Our common stock is traded on The Nasdaq Capital Market under the symbol “SLNG.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by an investor that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to holders of our common stock in light of their personal circumstances. In addition, this summary does not address the 3.8% Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (and entities all of the interests of which are owned by qualified foreign pension funds);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, INCLUDING RECENTLY ENACTED TAX REFORM LEGISLATION, TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON- U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holder and Non-U.S. Holder Defined

For purposes of this discussion, a “U.S. holder” is any beneficial owner of our common stock that is a “U.S. Person,” and is not a partnership, or an entity treated as a partnership or disregarded from its owner, each for U.S.

federal income tax purposes. A U.S. Person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

For purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of our common stock that is not a U.S. holder or a partnership, or other entity treated as a partnership or disregarded from its owner, each for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax own advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Tax Consequences to U.S. Holders

Distributions on Common Stock

In the event we make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in income by the U.S. holder and taxable as ordinary income when received. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “Tax Consequences to U.S. Holders—Gain on Disposition of Common Stock.” Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. U.S. holders should consult their own tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received by a corporate U.S. holder may be eligible for the dividends-received deduction if the U.S. holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of Common Stock

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common stock will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the common stock for more than one year. The amount of the gain or loss will equal the difference between the U.S. holder’s tax basis in the common stock disposed of and the amount realized on the disposition. Long-term capital gains recognized by non-corporate U.S. holders will be subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-U.S. Holders

Distributions on Common Stock

In the event we make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “Tax Consequences to Non-U.S. Holders—Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and except as with respect to effectively connected, each of which is discussed below, dividends paid to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form), which must be updated periodically, certifying qualification for the reduced rate. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or other successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If our common stock ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the relevant disposition occurred, all non-U.S. holders (regardless of the percentage of stock owned) generally would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from the sale of our common stock by such non- U.S. holders.

Non-U.S. holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with distributions on common stock, and the proceeds of a sale or other disposition of common stock. A non-exempt U.S. holder may be subject to U.S. backup withholding on these payments if it fails to provide its taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-U.S. holder may be subject to U.S. information reporting and backup withholding on these payments unless the Non-U.S. holder complies with certification procedures to establish that it is not a U.S. Person (within the meaning of the Code). The certification requirements generally will be satisfied if the Non-U.S. holder provides the applicable withholding agent with a statement on the applicable IRS Form W-8BEN or IRS Form W-8BEN-E (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, stating, among other things, that such Non-U.S. holder is not a U.S. Person. Applicable U.S. Treasury regulations provide alternative methods for satisfying this requirement. In addition, the amount of distributions on common stock paid to a Non-U.S. holder, and the amount of any U.S. federal tax withheld therefrom, must be reported annually to the IRS and the Non-U.S. holder. This information may be made available by the IRS under the provisions of an applicable tax treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides or is established.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W- 8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a Non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. holder is not a U.S. Person and certain other conditions are met, or the Non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment generally will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder, or FATCA, impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock, in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification (generally on an IRS Form W-8BEN-E) identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. The U.S. Treasury recently released proposed U.S. Treasury regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed U.S. Treasury regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. The rules under FATCA are complex. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares or interests in the shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders may sell their shares of common stock from time to time at the prevailing market price or in privately negotiated transactions.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in underwritten transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law

The selling stockholders may sell the shares at fixed prices, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the Nasdaq Stock Market or any other exchange or market.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of their shares, including liabilities arising under the Securities Act. Under the registration rights agreement with the selling stockholders, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the common stock, including certain liabilities arising under the Securities Act. Under the registration rights agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock, including the reasonable legal fees of the selling stockholders. All other expenses of issuance and distribution including brokers’ or underwriters’ discounts and commissions, if any, and all transfer taxes and transfer fees relating to the sale or disposition of the selling stockholders will be borne by the selling stockholders.

The selling stockholders are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling stockholder has in turn agreed to indemnify us for certain specified liabilities.

Under the securities laws of some states, if applicable, the securities registered hereby may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states such securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We cannot assure you that the selling stockholders will sell all or any portion of our common stock offered hereby.

LEGAL MATTERS

Certain legal matters in connection with our common stock offered hereby will be passed upon for us by Thompson & Knight LLP, Houston, Texas and Joel Bernstein, attorney at law, Miami, Florida.

EXPERTS

The consolidated financial statements of Stabilis Energy, LLC as of December 31, 2018 and December 31, 2017, and for each of the two years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of Ham, Langston and Brezina, L.L.P., an independent registered public accounting firm, given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the shares of common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at www.stabilisenergy.com. We intend to make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Stabilis Energy, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Stabilis Energy, LLC (a Texas limited liability company) and Subsidiaries (collectively, the “Company”), as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing and opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ham, Langston & Brezina L.L.P.

We have served as Stabilis Energy, LLC’s auditor since 2018.

Houston, Texas

March 29, 2019

Stabilis Energy, LLC

Consolidated Balance Sheets

(In thousands)

	December 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$1,247	$1,489
Accounts receivable-trade	4,359	3,800
Inventory	106	76
Prepaid expenses and other current expenses	2,115	954
Due from related parties	22	19

Total current assets	7,849	6,338
Property, plant and equipment, net	66,606	73,711
Loan to employee	—	500
Other noncurrent assets	250	250

Total assets	$74,705	$80,799

Liabilities and Members’ Equity
Current liabilities:
Current portion of long-term debt	$2,500	$2,500
Current portion of capital lease obligations—related parties	3,879	3,007
Short-term notes payable	121	257
Deferred revenue	93	14
Due to related parties	724	1,866
Customer deposits	29	30
Accounts payable	1,838	1,167
Accrued liabilities	2,913	1,730

Total current liabilities	12,097	10,571
Notes payable to related parties	—	41,519
Long-term debt, net of current portion	6,577	4,705
Capital lease obligations, —related parties, net of current version	3,367	8,997

Total liabilities	22,041	65,792
Commitments and contingencies (Note 14)	—	—
Members’ capital:
Members’ capital	68,257	19,514
Accumulated deficit	(16,916)	(5,872)

Total members’ capital	51,341	13,642
Non-controlling interest in Stabilis Energy, LLC	1,323	1,365

Total capital	52,664	15,007

Total liabilities and members’ capital	$74,705	$80,799

The accompanying notes are an integral part of the consolidated financial statements.

Stabilis Energy, LLC

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,
	2018	2017
Revenue:
LNG product	$30,200	$15,534
Rental, service and other	7,142	4,913

Total revenues	37,342	20,447
Operating Expenses:
Costs of revenue (exlcudes depreciation as reported separately)
Costs of lng product	23,804	14,245
Costs of rental, service and other	4,648	3,536
Selling, general and administrative expenses	7,350	4,653
Depreciation expense	8,822	6,992

Total operating expenses	44,624	29,426
Other Operating Income (Loss):
Gain on bargain purchase	—	27,067
Loss from equity methods investments	—	(1,098)

Total other operating income	—	25,969

Income (loss) from operations	(7,282)	16,990

Other Income (Expense):
Interest income	12	4
Interest expense	(4,433)	(3,380)
Gain (loss) on disposal of fixed assets	319	(1,643)
Other income	298	97

Total other expense	(3,804)	(4,922)
Net income (loss)	(11,086)	12,068

Net income (loss) attributable to noncontrolling interests	(42)	(716)

Net income (loss) attributable to Stabilis Energy, LLC	$(11,044)	$12,784

The accompanying notes are an integral part of the consolidated financial statements.

Stabilis Energy, LLC

Condensed Consolidated Statement of Changes in Members’ Capital

(In thousands except unit amounts)

	Members’ Capital		Accumulated Deficit	Total Members’ Capital	Non-controlling Interest	Total Capital
	Units	Amount
Balance as of December 31, 2016	1,000	$20,000	$(18,656)	$1,344	$—	$1,344
Net income			12,784	12,784	(716)	12,068
Assignment of interest in Prometheus Energy by Member	—	—	—	—	1,595	1,595
Contribution in common control transaction	—	(486)	—	(486)	486	—

Balance as of December 31, 2017	1,000	$19,514	$(5,872)	$13,642	$1,365	$15,007
Net loss		—	(11,044)	(11,044)	(42)	(11,086)
Contribution of notes payable by members	—	48,743	—	48,743	—	48,743

Balance as of December 31, 2018	1,000	$68,257	$(16,916)	$51,341	$1,323	$52,664

The accompanying notes are an integral part of these condensed consolidated financial statements.

Stabilis Energy, LLC

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2018	2017
Cash flows from operating activities:
Net income (loss)	$(11,086)	$12,068
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation expense	8,822	6,992
Loss from equity methods investments	—	1,098
(Gain) loss on disposal of fixed assets	(319)	1,643
Gain on bargain purchase	—	(27,067)
Interest capitalized to notes payable to related parties	3,121	2,480
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable	(559)	(1,299)
Due from/to related parties	(1,145)	1,054
Inventory	(30)	15
Prepaid expenses and other current assets	(1,588)	(121)
Accounts payable	737	(199)
Accrued liabilities	1,544	(277)
Deferred revenue	79	(99)
Customer deposits	(1)	30

Net cash used in operating activities	(425)	(3,682)

Cash flows from investing activities:
Acquisition of fixed assets	(833)	(32)
Proceeds on sales of fixed assets	902	2,412
Acquisition of Prometheus Energy, net of cash received	—	969
Investments in limited liabilities companies, net of cash received	—	(1,879)

Net cash provided by investing activities	69	1,470

Cash flows from financing activities:
Payments on long-term borrowings	(2,412)	(3,580)
Proceeds from long-term borrowings from related parties	4,603	9,337
Payments on long-term borrowings from related parties	(1,933)	(2,657)
Proceeds from short-term notes payable	425	569
Payments on short-term notes payable	(569)	(619)

Net cash provided by financing activities	114	3,050

Net increase (decrease) in cash and cash equivalents	(242)	838
Cash and cash equivalents, beginning of year	1,489	651

Cash and cash equivalents, end of year	$1,247	$1,489

Supplemental disclosure of cash flow information:
Interest paid	$1,387	$1,417
Income taxes paid	—	—
Non-cash investing and financing activities:
Restructure of long-term debt	$49,243	$—
Note receivable applied to long-term debt	(500)	—
Equipment acquired under capital leases	1,467	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Basis of Presentation and Summary of Significant Accounting Policies

(a) Description of Business

Stabilis Energy, LLC is a Texas Limited liability company (“the Company”) formed in 2013 to produce, market, and sell liquefied natural gas (“LNG”). The Company also resells liquefied natural gas from third parties and provides services, transportation, and equipment to customers.

The Company is a supplier of LNG to the industrial, midstream, and oilfield sectors in North America and provides turnkey fuel solutions to help industrial users of diesel and other crude-based fuel products convert to LNG, resulting in reduced fuel costs and improved environmental footprint. The Company opened a 120,000 gallons per day (“gpd”) LNG production facility in George West, Texas in January 2015 to service industrial and oilfield customers in Texas and the greater Gulf Coast region. The Company owns a second liquefaction plant capable of producing 25,000 gpd that is being relocated to the Permian Basin to support LNG demand in this region. The Company is vertically integrated from LNG production through distribution and cryogenic equipment rental.

On February 28, 2017, the Company acquired Prometheus Energy Group Incorporated (“Prometheus”) in a transaction between entities under common control and Prometheus became an 80% owned subsidiary of the Company. Because the entities are under common control, the assets and liabilities of Prometheus were transferred to the Company at their historic cost (see Note (4) Acquisition of PEG Partners, LLC for further discussion).

Prometheus markets and distributes LNG for off road, high horsepower applications. Prometheus provides LNG and service solutions to users in the oil and gas, mining, remote and temporary power, utility, mobile on-site refueling, processing and other industrial markets as a low-cost fuel source for operations in North America. Prometheus owns and utilizes a fleet of cryogenic transportation, storage and vaporization trailers and related equipment. Prometheus business includes logistics, delivery, on-site storage and vaporization, operation, project management and maintenance services for its customers. Prometheus primarily provides LNG fuel supply solutions for off-pipeline fuel users to multiple industrial markets as a replacement of oil derived fuels such as diesel and propane. Prometheus supplies its contracted customers with LNG from third party suppliers.

On November 28, 2018, the Company’s members and related party creditors entered into a two-step Contribution and Exchange Agreement to form LNG Investment Company, LLC (“LNG Investment”) and restructure the capitalization of the Company. On November 30, 2018, the members contributed 1,000 membership units in the Company to LNG Investment in exchange for 2,000 Class B units in LNG Investment. The contribution and exchange of units resulted in the Company becoming a wholly owned subsidiary of LNG Investment. Subsequently, the related party creditors of the Company and holders of an aggregate net carrying amount of $48.7 million of indebtedness, each contributed their individual indebtedness to LNG Investment in exchange for Class A units in proportion to their percentage of indebtedness in total. An aggregate of 4,874.28 Class A units were issued by LNG Investment to the related party creditors of the Company (see Note (11) Members Equity for further discussion).

On December 17, 2018, the Company entered into a definitive share exchange agreement with American Electric Technologies, Inc. (“AETI”) to enter into a business combination transaction. At the closing, the Company’s owners will contribute 100% of their outstanding membership units to AETI in exchange for AETI common stock resulting in the Company and its subsidiaries becoming a wholly-owned subsidiary of AETI. The proposed transaction has been approved by the board of directors of AETI and the Company’s owners, and will be submitted to the shareholders of AETI for approval of the issuance of AETI common stock in connection with the transaction and other transaction-related matters at a Special Meeting of Shareholders. The transaction is expected to close during the second quarter of 2019, subject to customary closing conditions.

(b) Basis of Presentation and Consolidation

The consolidated financial statements of the Company are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries Stabilis Energy Services, LLC, and Stabilis Oilfield Investment Company, LLC as of and for the years ended December 31, 2018 and 2017.

In 2014, the Company acquired a 50% beneficial interest in Stabilis LNG Eagle Ford, LLC (“LNG EF”) and Stabilis FHR Oilfield LNG, LLC (“FHR”). Management determined that the 50% beneficial interest provided the Company significant influence but not a controlling financial interest. Through May 19, 2017, the Company reported its share of income or loss from its 50% interest in LNG EF and FHR using the equity method of accounting. On May 19, 2017, the Company acquired the remaining 50% interests in LNG EF and FHR. Accordingly, after the purchase date all income and expense items from the date of purchase forward have been consolidated (see Note (3) Step Acquisition of Equity Interests for further discussion).

On March 1, 2018, JCH Crenshaw Holdings, LLC (“JCH”) assigned its membership interest in PEG Partners, LLC, (“PEG”) to the Company. PEG, a Delaware Limited Liability Company, owns Prometheus. Management determined that JCH (which, along with its affiliates, controls Stabilis) gained control of PEG on February 28, 2017, when it obtained a non-voting interest in PEG and an option to convert that non-voting interest into a majority voting interest. The Company accounted for the acquisition of PEG as a combination of entities under common control at historical cost. Accordingly, all accounts of Prometheus as of and for the period since the date JCH obtained control of PEG through December 31, 2018 have been consolidated accordingly.

All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40), effective January 1, 2017, which requires the Company to make certain disclosures if it concludes that there is substantial doubt about the entity’s ability to continue as a going concern within one year from the date of the issuance of these financial statements. The Company has incurred recurring operating losses and has negative working capital. The Company is subject to substantial business risks and uncertainties inherent in the current LNG industry. There is no assurance that the Company will be able to generate sufficient revenues in the future to sustain itself or to support future growth.

These factors were reviewed by management to determine if there was substantial doubt as to the Company’s ability to continue as a going concern. Management concluded that its plan to address the Company’s liquidity issues would allow it to continue as a going concern. Those plans include projected positive cash flows from operations, the conversion of the majority of its existing debt to equity, and the majority member’s intent and ability to support operations if required.

Cash flows from operations have continued to improve due to sales volumes and reduced operating costs. Management believes that its business will continue to grow and will generate sufficient cash flows to fund future operations.

On November 30, 2018, related party debt holders converted $48.7 million of debt to equity to improve the Company’s financial position and reduce its future debt service requirements. Additionally, in August 2017 the Company negotiated an amendment to its promissory note to Chart Industries. This amendment reduced and extended its mandatory debt service payments to provide future payments that management believes are sustainable based on current and projected operating performance.

(c) Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include the carrying amount of contingencies, and valuation allowances for receivables, inventories, and deferred income tax assets. Actual results could differ from those estimates, and these differences could be material to the consolidated financial statements.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents consist principally of money market accounts held with major financial institutions. The Company is exposed to credit risk from its deposits of cash and cash equivalents in excess of amounts insured by the Federal Deposit Insurance Corporation. The company has not experienced any losses on its deposits of cash and cash equivalents.

(e) Accounts Receivable

Accounts receivable are recognized when products are sold. The Company extends credit to many of its customers in the ordinary course of business. Generally, these sales are unsecured.

Accounts receivable are stated at cost, net of any allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make required payments. The Company reviews the accounts receivables on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. At December 31, 2018 and 2017, management believed all balances were fully collectible such that no allowance for doubtful accounts was deemed necessary.

(f) Inventories

Inventory consists of LNG produced that is either (1) in a storage container at our plant or (2) in a storage trailer that is in transit to a customer. Inventory quantities are measured at each reporting period and are valued at the lower of cost or market, determined on a first-in, first-out basis.

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Significant additions, renewals, and capital improvements are capitalized, whereas expenditures for maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the applicable remaining lease term or the estimated useful life of the related assets. The cost and related accumulated depreciation of assets retired or sold are removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is reflected in income. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

Liquefaction plants and systems	10 – 20 years
Real property and buildings	10 – 15 years
Vehicles and tanker trailers and equipment	5 – 15 years
Computer and office equipment	3 – 10 years
Leasehold improvements	3 – 5 years

(h) Long-Lived Assets

Long lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flows basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary.

(i) Asset Retirement Obligations

The Company recognizes the fair value of the liability associated with an asset retirement obligation in the period in which the liability is incurred or becomes reasonably estimable and if there is a legal obligation to restore or remediate the property at the end of a lease term. Asset retirement obligations are based upon future retirement cost estimates and incorporate certain assumptions, such as costs to restore the property and any salvage value. Management does not believe the Company had any material asset retirement obligations at December 31, 2018 or 2017.

(j) Revenue Recognition

The Company recognizes revenue associated with the sale of LNG at the point in time when the customer obtains control of the asset. In evaluating when a customer has control of the asset, the Company primarily considers whether the transfer of legal title and physical delivery has occurred, whether the customer has significant risks and rewards of ownership, and whether the customer accepted delivery and a right of payment exists. Revenues from the providing of services, transportation and equipment to customers is recognized as the service is performed (see Note (2) Revenue Recognition for further discussion).

(k) Income Taxes

The Company, with the consent of all of its members, elected to be treated as a corporation for federal income tax reporting purposes. Deferred income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that the net deferred tax asset will not be realized.

The Company recognizes the tax benefit or obligation from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based not only on the technical merits of the tax position based on tax law, but also past administrative practices and precedents of the taxing authority. The tax benefits or obligations are recognized in the financial statements if there is a greater than 50% likelihood of the tax benefit or obligation being realized upon ultimate resolution. As of December 31, 2018 and 2017, the Company had no uncertain tax positions that required recognition.

The Company files income tax returns in the United States of America and in the state of Texas. With few exceptions, the Company is subject to examination by the applicable taxing authorities for years after 2014.

(l) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(m) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in the fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with U.S. GAAP:

Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby, allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The carrying value of cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued liabilities approximate their respective fair values due to their relative short maturities. The carrying value of the Company’s notes payable and capital lease obligations approximates fair value because the related interest rates approximate rates currently available to the Company.

Nonfinancial assets and liabilities measured at fair value on a nonrecurring basis include certain nonfinancial assets and liabilities acquired in a business combination. In determining fair value, the Company uses quoted market prices or, to the extent that there are no available quoted market prices, market prices for similar assets or liabilities.

(o) Recent Accounting Pronouncements

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. ASU No. 2018-11 provides entities with an additional (and optional) transition method to adopt the new lease standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current U.S. GAAP (Topic 840, Leases). ASU No. 2018-11 also provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606) and certain criteria are met: If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with Topic 606. Otherwise, the entity must account for the combined component as an operating lease in accordance with Topic 842. The amendments in ASU No. 2018-11 are effective at the same time as the amendments in ASU No. 2016-02 discussed below.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU No. 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of a business or as acquisitions (or disposals) of assets. ASU No. 2017-01 is effective for annual periods beginning after December 15, 2018, with early adoption permitted under certain circumstances. The amendments of ASU No. 2017-01 were adopted by the Company in 2018 and will be applied prospectively.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of- use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU No. 2016-02, lessor accounting is largely unchanged. ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019 with early application permitted. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases expiring before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. Management is currently reviewing the Company’s various leases to identify those affected by ASU No. 2016-02.

In May 2014, the FASB ASU No. 2014-09, Revenue from Contracts with Customers. ASU No. 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2018. The Company adopted the provisions of ASU No. 2014-09 as of January 1, 2018 and the adoption did not have a material effect on the consolidated financial statements.

(2) Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. This ASU supersedes the revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition”, and most industry-specific guidance and creates ASC Topic 606. This ASU provides guidance that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. On January 1, 2018, the Company adopted ASC 606 on a modified retrospective basis and applied the guidance to all of its contracts. As a result of the Company’s adoption, there were no changes to the timing of the recognition or measurement of revenue, and there was no cumulative effect of adoption as of January 1, 2018. Therefore, the only changes to the financial statements related to the adoption is in the footnote disclosures as included herein.

Revenue is measured as consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Amounts are billed upon completion of service or transfer of a product and are generally due within 30 days.

Revenues from contracts with customers are disaggregated into (1) LNG product and (2) Rental, service, and other.

LNG product revenue generated includes the revenue from the product and delivery of the LNG to the customer’s location. Product contracts are established by agreeing on a sales price or transaction price for the related item. Revenue is recognized when the customer has taken control of the product. Payment terms for product contracts are generally within thirty days from the receipt of the invoice. Product revenue is recognized upon delivery of the related item to the customer, at which point the customer controls the product and the Company has an unconditional right to payment.

Rental and service revenue generated by the Company includes equipment and people provided to the customer to support the use of LNG in their application. Rental contracts are established by agreeing on a rental price or transaction price for the related piece of equipment and the rental period which is generally daily or monthly. The Company maintains control of the equipment that the customer uses and can replace the rented equipment with similar equipment should the rented equipment become inoperable or the Company chooses to replace the equipment for maintenance purposes. Revenue is recognized as the rental period is completed and for periods that cross month end, revenue is recognized for the portion of the rental period that has been completed to date. Payment terms for rental contracts are generally within thirty days from the receipt of the invoice. Performance obligations for rental revenue are considered to be satisfied as the rental period is completed based upon the terms of the related contract. Service revenue generated by the Company consist of mobilization and demobilization of equipment and onsite technical support while customers are consuming LNG in their applications. Service revenue is billed based on contractual terms that can be based on an event (i.e. mobilization or demobilization) or an hourly rate. Revenue is recognized as the event is completed or work is done. Payment terms for service contracts are generally within thirty days from the receipt of the invoice. Performance obligations for service revenue are considered to be satisfied as the event is completed or work is done per the terms of the related contract.

All outstanding accounts receivable, net of allowance, on the consolidated balance sheet are typically due and collected within the next 30 days.

The table below presents the Company’s revenue disaggregated by sources for the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017
LNG Product	$30,200	$15,534
Rental, services and other	7,142	4,913

	$37,342	$20,447

(3) Step Acquisition of Equity Interests

Prior to May 19, 2017, the Company, through its wholly-owned subsidiary, Stabilis Oilfield Investment Co, LLC, held a 49% membership interest in LNG EF, which was organized in September 2013. The Company also held a 50% interest in FHR, a related entity holding a 2% membership interest in LNG EF. The Company’s combined 50% beneficial interest in LNG EF was initially recognized at cost, with the carrying amount subsequently increased or decreased by the Company’s proportionate share of the entities’ profits or losses using the equity method of accounting.

On May 19, 2017, the Company purchased the remaining 49% ownership of LNG EF and 50% ownership of FHR for a combined $4.0 million. The acquisition resulted in the Company now owning a 100% controlling interest requiring consolidation. By eliminating the outside investor, the Company now believes it will be able to operate the business more efficiently and focus on additional growth opportunities.

The Company has accounted for the acquisition as a business combination whereby the purchase price was allocated to the identifiable assets acquired and liabilities assumed based on their fair values. The acquisition resulted in bargain purchase gain of approximately $13.9 million which represents the fair value of the net assets acquired over the cash paid. The joint venture partner invested in LNG EF as an opportunity to explore the small scale domestic LNG market. In 2017, the joint venture party decided not to increase its investment in this market and to reallocate its resources to more significant projects. The joint venture party’s ability to sell to a third-party entity was limited due to the non-controlling interest held, resulting in a bargain purchase.

The following presents the fair value of LNG EF as of the acquisition date (in thousands):

Current assets	$3,064
Property, plant and equipment	48,083

Total assets	51,147

Current liabilities	5,409
Long-term debt	9,858

Total liabilities	15,267
Members equity at fair value	35,880

Total liabilities and members’ equity	$51,147

50% equity interest at fair value	$17,940
Consideration transferred	4,000

Bargain purchase gain	$13,940

In connection with the acquisition, a third-party appraisal was obtained to determine the appropriate fair value of the equity interests. As a result, it was determined that the current book value of the net assets approximated fair value and no remeasurement gain or loss was recognized.

(4) Acquisition of PEG Partners, LLC

On February 28, 2017 (the “acquisition date”), JCH, the Company’s majority member, acquired a non-voting interest in PEG with an option to convert the non-voting interest into a 80% controlling interest in PEG for consideration transferred of one hundred dollars and assumption of debt totaling $12.5 million. On March 1, 2018, JCH assigned its membership interest in PEG to the Company. The Company accounted for the acquisition of PEG as a combination of entities under common control and consolidated all assets and liabilities assumed at historical costs as of the acquisition date. Accordingly, the consolidated financial statements for periods prior to March 1, 2018, were retrospectively recast to reflect the PEG acquisition as if it had occurred on February 28, 2017, the date JCH obtained control of PEG. PEG provides mobile and stationary LNG supply solutions to industrial, utility, pipeline, high-horsepower and other remote customers, through its wholly-owned subsidiary Prometheus. The Company believes that the combination of Stabilis and Prometheus creates one of the leading full-service LNG production and distribution companies in North America.

The Company recorded a bargain purchase gain of $13.1 million related to the acquisition of PEG, which represents the difference between the fair value of the net assets acquired over the cash paid. The prior controlling interest holder in PEG was a foreign private equity fund in the final stages of liquidating its investments in the United States oil and gas markets, resulting in a bargain purchase gain.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the acquisition date (in thousands):

Cash	$969
Accounts receivable	1,584
Other current assets	500
Property, plant and equipment	24,122
Liabilities assumed	(12,454)
Non-controlling interest	(1,595)

Net assets acquired	13,126
Consideration transferred	—

Bargain purchase gain	$13,126

The fair value and gross amount of accounts receivable acquired was $1.6 million and the Company expects to collect the entire amount.

The Company obtained an 80% controlling interest in PEG at the acquisition date and certain members of PEG’s management group own a 20% non-controlling interest. In accordance with ASC 810, Consolidation, the non-controlling interest in PEG is presented in the accompanying consolidated balance sheets within total equity and separately identified from members’ equity attributable to the Company. In addition, the non-controlling interest holder’s share of net income (loss) is separately identified in the accompanying consolidated statements of operations to derive net income (loss) attributable to the Company.

In connection with the acquisition, a third-party appraisal was obtained to determine the appropriate fair value of the assets acquired and liabilities assumed. The fair value of the non-controlling interest was determined based on 20% of the appraised value discounted by 20% for lack of marketability and 20% for lack of control resulting in a combined effective discount of 36%.

During the years ended December 31, 2018 and 2017, the accompanying consolidated statements of operations includes revenues and net income from PEG as follows (in thousands):

	2018	2017
Revenue	$24,028	$12,411
Net loss	(209)	(3,582)
Net loss attributable to non-controlling interests	(42)	(716)

Net loss attributable to Stabilis Energy, LLC	$(168)	$(2,866)

(5) Equity Method Investments

The Company’s subsidiary, Stabilis Oilfield Investment Co, LLC, invested capital, equipment and engineering services valued at approximately $8.0 million for a 49% membership interest in LNG EF which was organized in 2013. The Company also invested capital and engineering services valued at approximately $250 thousand for a 50% membership interest in FHR, a related entity holding a 2% interest in LNG EF.

The Company’s combined 50% interest in LNG EF resulted in the Company having significant influence over the entity’s operations but not control. Accordingly, the investment was recorded at cost and the carrying amount is increased or decreased based on the Company’s proportionate share of the entity’s earnings or losses, using the equity method of accounting.

As further discussed in Note (3) Step Acquisition of Equity Interest, on May 19, 2017, the Company acquired the remaining membership interest in both LNG EF and FHR resulting in a controlling financial interest and consolidation. Under the equity method of accounting, the Company recognized its proportionate share of losses for the period from January 1, 2017 through May 19, 2017 totaling $1.1 million in the accompanying consolidated statements of operations.

The following table summarizes the changes in the Company’s recorded amount of equity method investments for the year ended December 31, 2017 (in thousands):

	LNG EF	FHR	Total
Carrying value at January 1, 2017	$18,554	$484	$19,038
Equity loss	(1,095)	(3)	(1,098)
Change to consolidation	(17,459)	(481)	(17,940)

Carrying value at December 31, 2017	$—	$—	$—

(6) Prepaid Expenses and Other Current Assets

The Company’s prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2018	2017
Prepaid LNG	$367	$155
Prepaid insurance	174	310
Other receivables	672	148
Deposits	578	269
Other	324	72

	$2,115	$954

(7) Property, Plant and Equipment

The Company’s property, plant and equipment consisted of the following (in thousands):

	December 31,
	2018	2017
Liquefaction plants and systems	$39,679	$39,679
Real property and buildings	1,396	1,396
Vehicles and tanker trailers and equipment	44,878	43,407
Computer and office equipment	238	216
Construction in progress	1,071	880
Leasehold improvements	1	101

	87,263	85,680
Less: accumulated depreciation	(20,657)	(11,969)

	$66,606	$73,711

Depreciation expense for the years ended December 31, 2018 and 2017 totaled $8.8 million and $7.0 million, respectively, of which all is included in the consolidated statements of operations as its own and separate line item.

(8) Accrued Liabilities

The Company’s accrued liabilities consisted of the following (in thousands):

	December 31,
	2018	2017
Compensation and benefits	$907	$712
Professional fees	827	20
LNG fuel and transportation	612	450
Accrued interest	220	220
Other taxes payable	100	34
Other operating expenses	247	294

	$2,913	$1,730

(9)	Notes Payable

Short-term Notes Payable

The Company finances its annual commercial insurance premiums. The unpaid principal balance on the premium finance notes as of December 31, 2018 and 2017 were approximately $121,000 and $257,000, respectively. The Company makes equal monthly payments of principal and interest over the term of the notes which is generally 11 months. The annual interest rate for the policy renewal period in 2018 was approximately 5.4%.

Notes Payable to Related Party

Notes payable to related party consisted of the following at December 31, 2018 and 2017 (in thousands):

	2018	2017
Note payable to JCH Crenshaw Holdings, LLC (related party see Note 10), dated December 31, 2017, in the amount of $9.3 million with payment of principal and interest at 8% due March 2021	$—	$9,303
Note payable to Casey and Stacey Crenshaw (related party see Note 10), dated December 31, 2017, in the amount of $5.8 million with payment of principal and interest at 8% due March 2021	—	5,814
Note payable to Crenshaw Family Holdings, LP (related party see Note 10), dated December 31, 2017, in the amount of $12.0 million with payment of principal and interest at 8% due March 2021	—	11,983
Note payable to The Modern Group, Ltd (related party see Note 10), dated December 31, 2017, in the amount of $14.4 million with payment of principal and interest at 8% due March 2021	—	14,419

	$—	$41,519

Effective November 30, 2018, the holders of the Company’s related party notes payable converted the outstanding principal balance, plus accrued and unpaid interest, totaling $48.7 million into members’ equity (see Note 11 Members Equity for further discussion).

Notes Payable

Notes payable consisted of the following at December 31, 2018 and 2017 (in thousands):

	2018	2017
Notes payable to finance company, dated September 30, 2013, in the amount of $19.0 million, with payments of principal and accrued interest due in incremental amounts annually. Interest is adjusted monthly and is calculated at LIBOR plus 3% at the end of each month. Note is secured by $20 million equity interest and first lien on plant assets and matures August 2024.	$9,077	$11,497
Less current maturities	(2,500)	(2,500)

	$6,577	$8,997

The following schedule presents the future maturities of notes payable for each of the next five years as of December 31, 2018 (in thousands):

December 31,
2019	2,500
2020	1,500
2021	1,500
2022	1,500
2023	1,500
Thereafter,	577

$9,077

(10) Related Party Transactions

Operating and Administration Charges to Affiliated Companies

The Company had entered into a cost sharing agreement with LNG EF, one of its limited liability company investments, requiring the Company to pay for costs related to the operations of the entity. The Company submitted requests for reimbursements of these expenses on a monthly basis. At December 31, 2018 and 2017, LNG EF owed the Company $6.4 million and $1.6 million, respectively, for these expenses. On May 19, 2017, the Company obtained a controlling financial interest in LNG EF requiring consolidation (see Note (3) Step Acquisition of Equity Interests for further discussion). Accordingly, the amounts due at December 31, 2018 and 2017 were eliminated in consolidation. During the period from January 1, 2017 through May 18, 2017, the Company recorded $856 thousand of costs related to the cost sharing agreement. Subsequent to May 19, 2017 all costs have been eliminated in consolidation.

Loans with Related Parties

During 2016, the Company loaned the chief operating officer amounts of $200 thousand and $300 thousand, respectively, bearing an interest rate based on the equivalent to the mid-term Applicable Federal Rate (“AFR”). Terms of the notes required the chief operating officer to pay all accrued but unpaid interest and outstanding principal at maturity in 2021. The outstanding balance at December 31, 2017 was $500 thousand and presented as long-term employee advances in the accompanying consolidated balance sheets.

In November 2018, the Company distributed the notes receivable together with all accrued but unpaid interest as a partial payment of outstanding indebtedness owed to JCH Crenshaw Holdings, LLC.

Operating Leases

The Company subleases land in Fort Lupton, Colorado to a subsidiary of TMG. During the years ended December 31, 2018 and 2017, amounts billed to TMG under the agreement totaled $12 thousand and $22 thousand, respectively.

The Company subleases space in Denver, Colorado to a subsidiary of TMG. During the year ended December 31, 2018, the Company billed $55 thousand to TMG under the agreement.

Payroll and Benefits

The Company utilizes payroll and benefit resources from TMG. During the years ended December 31, 2018 and 2017, the Company incurred expenses of $13 thousand each year for processing and administrative charges associated with payroll processing. In addition, the Company’s employees participated in the medical plan of TMG. The Company’s share of costs for participating in the medical plan during 2018 and 2017 totaled $563 thousand and $503 thousand, respectively. The Company also billed $29 thousand and $50 thousand for employees providing sales support to TMG during the years ended December 31, 2018 and 2017, respectively.

The Company participates in TMG’s established savings plan (“Savings Plan”) which is qualified under Section 401(k) of the Internal Revenue Code.

Fixed Assets

During the year ended December 31, 2017 the Company sold an automobile and trailers to subsidiaries of TMG for $149 thousand and incurred a loss on sale of $34 thousand.

Other Purchases

The Company purchased $47 thousand and $15 thousand of equipment and services from TMG or its affiliates during the years ended December 31, 2018 and 2017, respectively.

The Company purchased $63 thousand and $56 thousand of equipment repairs and inspection services from Applied Cryo Technologies, Inc., a company owned 51% by Crenshaw Family Holdings International, Inc., during the years ended December 31, 2018 and 2017, respectively.

Beginning in July of 2018, TMG provided certain underutilized rig and/or synthetic mats on consignment to the Company for assessment in operations. As part of the agreement and in exchange, the Company provided a refundable deposit in the amount of $48 thousand. As of December 31, 2018, the mats are still in assessment and are recorded as prepaid expenses and other current assets on the balance sheet.

(11) Members Equity

On February 11, 2013, JCH and TMG. (the “Initial Members”) of Stabilis Energy, LLC entered into a Company Agreement of Stabilis Energy, LLC (“the Agreement”) in order to regulate the Company’s affairs, conduct its business and establish the relations of its members. Under the Agreement, the Company was authorized to issue up to 1,000 membership interests.

On February 11, 2013, the Company issued 1,000 membership units ($1 par value) to the Initial Members in proportion to their respective equal ownership interests, receiving $1,000 of capital contributions. The net income, net loss or capital gains of the Company for each fiscal year is allocated to the Initial Members, pro rata in accordance with their percentage interest.

The Initial Members may authorize the creation of one or more series of members and membership interests and, additionally, may authorize the division of existing members and membership interests into series and the division of any existing or new series into two or more classes. On September 1, 2015, CFH purchased all of TMG’s membership interest in Stabilis Energy, LLC.

On February 28, 2017, JCH acquired an 80% controlling membership interest in PEG as further described in Note (4) Acquisition of PEG Partners, LLC. On March 1, 2018, JCH assigned its membership interest in PEG to the Company. The acquisition was accounted for as a transaction between entities under common control and the assets and the liabilities of PEG were transferred to the Company at their historic cost to JCH and consolidated accordingly. All assets and liabilities associated with the transfer are included in the accompanying consolidated balance sheets along with non-controlling interest included in members’ equity in the amount of $1.6 million, representing a 20% membership interest in PEG held by three individuals.

On November 28, 2018, JCH, CFH, TMG and the Crenshaw’s entered into a two-step Contribution and Exchange Agreement to form LNG Investment and restructure the capitalization of the Company which resulted in the following transactions.

On November 29, 2018, the Company contributed its two notes receivable due from its chief operating officer, totaling $500 thousand as partial settlement of its outstanding indebtedness to JCH. The aggregate net carrying amount settled was $500 thousand.

On November 30, 2018, JCH and CFH, the sole members of the Company, each contributed 500 membership units in the Company having a carrying amount of $10.0 million to LNG Investment in exchange for 1,000 Class B units having a carrying amount of $10.0 million in LNG Investment. An aggregate of 2,000 Class B units were issued by LNG Investment to the Company having a carrying amount of $20.0 million. The contribution and exchange of units resulted in the Company becoming a wholly owned subsidiary of LNG Investment. Subsequently, JCH, CFH, TMG and the Crenshaw’s, the related party creditors of the Company and holders of an aggregate net carrying amount of $48.7 million of indebtedness, each contributed their individual indebtedness to LNG Investment in exchange for Class A units in proportion to their percentage of indebtedness in total. An aggregate of 4,874.28 Class A units were issued by LNG Investment to the related party creditors of the Company having a carrying amount of $48.7 million.

On December 17, 2018, the Company entered into a definitive share exchange agreement with American Electric Technologies, Inc. (“AETI”) to enter into a business combination transaction. At the closing, the Company’s owners will contribute 100% of their outstanding membership units to AETI in exchange for AETI common stock resulting in the Company and its subsidiaries becoming a wholly-owned subsidiary of AETI. The proposed transaction has been approved by the board of directors of AETI and the Company’s owners, and will be submitted to the shareholders of AETI for approval of the issuance of AETI common stock in connection with the transaction and other transaction-related matters at a Special Meeting of Shareholders. The transaction is expected to close during the second quarter of 2019, subject to customary closing conditions. The Share Exchange Agreement contains certain termination rights for each owner, including in the event that (i) the Share Exchange is not consummated on or before June 30, 2019, and (ii) the requisite approval of the stockholders of AETI to the issuance of shares in the Share Exchange or the related amendments to AETI’s articles of incorporation is not obtained.

(12) Employee Benefits

The Company has established a savings plan (“Savings Plan”) which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees may elect to make contributions to the Savings Plan through salary deferrals of up to 90% of their base pay, subject to Internal Revenue Code limitations. The Company may also make discretionary contributions to the Savings Plans, subject to limitations. For the year ended December 31, 2018 and 2017 the Company contributed $57 thousand and $62 thousand of matching contributions to the Savings Plan, respectively.

(13) Income Taxes

A reconciliation of income taxes computed using the 21% U.S. federal statutory rate to the amount reflected in the accompanying consolidated statements of operations for the years ended December 31, 2018 and 2017 is as follows (in thousands):

	2018	2017
Income tax benefit (expense) at federal statutory rate	$2,328	$(2,535)
Non-deductible expenses	17	5
Impact of change in statutory rate	—	(345)
Change in valuation allowance	(2,311)	28,384
Section 382 limitation	—	(25,509)
Other	(35)	—

Provision for income taxes	$—	$—

The Company accounts for income taxes whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose basis are different for financial reporting and income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2018 and 2017 are as follows (in thousands):

	2018	2017
Federal net operating loss carryforward	$10,876	$9,075
Accrued interest to related parties, not deductible until paid	335	60
Accrued expenses	—	19
Basis of intangible assets	221	266
Valuation allowance	(3,950)	(1,639)

Total deferred tax assets	7,481	7,781

Basis of property, plant and equipment	7,447	7,741
Prepaid expenses	34	40

Total deferred tax liabilities	7,481	7,781

Net deferred taxes	$—	$—

In December 2017, the U.S. congress passed the Tax Cuts and Jobs Act of 2017 (the “TCJA”). This legislation makes significant changes in U.S. tax law including a reduction in the corporate rates, changes to net operating loss carryforwards and carrybacks, and a repeal of the corporate alternative minimum tax. The legislation reduced the U.S. corporate tax rate from 35% to 21%.

At December 31, 2018, the Company has net operating loss carryforwards of approximately $51.8 million which may be used to offset future taxable income. The net operating loss carryforwards include $42.3 million of losses arising prior to December 31, 2017 that expire in 2028 through 2033. Those arising in tax years after 2017 can be carried forward indefinitely. Since the Company has not yet generated significant taxable income, a valuation allowance has been established to fully reserve the Company’s net deferred tax assets at December 31, 2018. A change in ownership eliminated substantially all net operating loss carryforwards of an acquired subsidiary at February 28, 2017. The elimination of those loss carryforwards is shown above as a section 382 limitation.

The Company recognizes the tax benefit or obligation from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based not only on the technical merits of the tax position based on tax law, but also past administrative practices and precedents of the taxing authority. The tax benefits or obligations are recognized in our financial statements if there is a greater than 50% likelihood of the tax benefit or obligation being realized upon ultimate resolution. As of December 31, 2018 and 2017, the Company had no uncertain tax positions that required recognition.

As of December 31, 2018, the Company’s tax returns for years 2014 to 2018 remain subject to examination for both federal and state filings.

(14) Commitments and Contingencies

Environmental Matters

The Company is subject to federal, state and local environmental laws and regulations. The Company does not anticipate any expenditures to comply with such laws and regulations that would have a material impact on the Company’s consolidated financial position, results of operations or liquidity. The Company believes that its operations comply, in all material respects, with applicable federal, state and local environmental laws and regulations.

Litigation, Claims and Contingencies

The Company may become party to various legal actions that arise in the ordinary course of its business. The Company is also subject to audit by tax and other authorities for varying periods in various federal, state and local jurisdictions, and disputes may arise during the course of these audits. It is impossible to determine the ultimate liabilities that the Company may incur resulting from any of these lawsuits, claims, proceedings, audits, commitments, contingencies and related matters or the timing of these liabilities, if any. If these matters were to ultimately be resolved unfavorably, it is possible that such an outcome could have a material adverse effect upon the Company’s consolidated financial position, results of operations, or liquidity. The Company, does not, however, anticipate such an outcome and it believes the ultimate resolution of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. Additionally, the Company currently expenses all legal costs as they are incurred.

Operating Leases

In 2014, the Company entered into a five year noncancelable operating lease for an office in Denver, Colorado. The total rent expense incurred under the lease for the years ended December 31, 2018 and 2017 totaled $231 thousand and $209 thousand, respectively. In February of 2018, the Company began to sublease a portion of the office space to a subsidiary of TMG for $5 thousand a month (see Note (10) Related Party Transactions for further discussion).

In 2016, the Company entered into a two-year operating lease for yard space from an unrelated party in Fort Lupton, Colorado. The lease called for monthly payments of $2,000 through May 2018. The Company subleased the yard space to a subsidiary of TMG during both 2018 and 2017 (see Note (10) Related Party Transactions for further discussion).

The Company leases certain buildings and facilities, including office space in Bellevue, Washington; Houston, Texas; and land for its LNG liquefaction plants in Lisbon, Utah; and certain equipment under non-cancellable operating leases expiring at various dates through 2022.

The following schedule presents the future minimum lease obligations for all non-cancelable operating leases at December 31, 2018 (in thousands):

Year ending December 31,
2019	$320
2020	143
2021	97
2022	34
2023 & thereafter	—

$594

Rent expense totaled approximately $872 thousand and $1.3 million for the years ended December 31, 2018 and 2017, respectively.

(15) Concentration of Risks

Significant Customers

A material part of the Company’s business is dependent on a few customers, the loss of which could have a material adverse effect on the Company. The following table presents customers representing greater than 10% of total revenues and/or outstanding receivable as of and for the years ended December 31, 2018 and 2017 (in thousands):

	Revenue	%	Accounts Receivable	%
2018:
Customer 1	$9,710	26%	$998	23%
Customer 2	4,451	12%	113	3%

	$14,161	38%	$1,111	26%

2017:
Customer 1	$8,561	42%	$1,126	30%
Customer 2	2,249	11%	290	8%

	$10,810	53%	$1,416	38%

(16) Subsequent Events

Company management has evaluated the effects of subsequent events on the Company’s financial statements through March 29, 2019, the date the financial statements were issued, and has determined that there were no other significant events to be reported.

Stabilis Energy, LLC

Consolidated Balance Sheets

(In thousands, excluding unit amounts)

(Unaudited)

	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$2,917	$1,247
Accounts receivable-trade	4,960	4,359
Inventory	47	106
Prepaid expenses and other current expenses	1,406	2,115
Due from related parties	6	22

Total current assets	9,336	7,849
Property, plant and equipment, net	63,605	66,606
Operating right-of-use assets	497	—
Other noncurrent assets	250	250

Total assets	$73,688	$74,705

Liabilities and Members’ Equity
Current liabilities:
Current portion of long-term debt	$2,500	$2,500
Current portion of finance leases—related parties	5,089	3,879
Current portion of operating lease obligations	276	—
Short-term notes payable	161	121
Deferred revenue	779	93
Due to related parties	—	724
Customer deposits	—	29
Accounts payable	2,418	1,838
Accrued liabilities	4,110	2,913

Total current liabilities	15,333	12,097
Long-term debt, net of current portion	6,577	6,577
Operating lease obligations, net of current portion	226	—
Finance leases,—related parties, net of current portion	485	3,367

Total liabilities	22,621	22,041
Members’ capital:
Members’ capital	68,257	68,257
Accumulated deficit	(18,720)	(16,916)

Total members’ capital	49,537	51,341
Non-controlling interest in Stabilis Energy, LLC	1,530	1,323

Total capital	51,067	52,664

Total liabilities and members’ capital	$73,688	$74,705

The accompanying notes are an integral part of the consolidated financial statements.

Stabilis Energy, LLC

Consolidated Statements of Operations

(In thousands, excluding unit amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenue:
LNG product	$8,699	$7,047	$18,953	$14,898
Rental, service and other	2,396	1,644	5,117	3,667

Total revenues	11,095	8,691	24,070	18,565
Operating Expenses:
Costs of revenue (exlcudes depreciation as reported separately)
Costs of lng product	5,616	5,762	13,098	11,948
Costs of rental, service and other	1,696	1,299	3,110	2,355
Selling, general and administrative expenses	2,211	1,515	4,203	3,060
Depreciation expense	2,294	2,215	4,585	4,383

Total operating expenses	11,816	10,791	24,995	21,746
Other Operating Income (Loss):
Total other operating income	—	—	—	—

Income (loss) from operations	(722)	(2,100)	(926)	(3,180)

Other Income (Expense):
Interest expense	(296)	(1,170)	(608)	(2,280)
Gain (loss) on disposal of fixed assets	—	(327)	—	162
Other income	(19)	154	(63)	352

Total other expense	(315)	(1,343)	(671)	(1,765)
Net income (loss)	(1,037)	(3,444)	(1,597)	(4,946)

Net income (loss) attributable to noncontrolling interests	28	(157)	207	46

Net income (loss) attributable to Stabilis Energy, LLC	$(1,066)	$(3,287)	$(1,804)	$(4,991)

The accompanying notes are an integral part of the consolidated financial statements.

Stabilis Energy, LLC

Condensed Consolidated Statement of Changes in Members’ Capital

(In thousands except unit amounts)

(Unaudited)

	Members’ capital		Accumulated Deficit	Total Members’ Capital	Non-controlling Interest	Total Capital
	Units	Amount
Balance as of December 31, 2017	1,000	$19,514	$(5,872)	$13,642	$1,365	$15,007
Net Income / (Loss)	—	—	(1,704)	(1,704)	202	(1,502)

Balance as of March 31, 2018	1,000	19,514	(7,576)	11,938	1,567	13,505

Net Loss	—	—	(3,287)	(3,287)	(157)	(3,444)

Balance as of June 30, 2018	1,000	19,514	(10,863)	8,651	1,410	10,061

	Members’ capital		Accumulated Deficit	Members’ Capital	Non-controlling Interest	Total Capital
	Units	Amount
Balance as of December 31, 2018	1,000	$68,257	$(16,916)	$51,341	$1,323	$52,664
Net Income (Loss)	—	—	(738)	(738)	179	(560)

Balance as of March 31, 2019	1,000	68,257	(17,654)	50,603	1,502	52,104

Net Income (Loss)	—	—	(1,066)	(1,066)	28	(1,037)

Balance as of June 30, 2019	1,000	$68,257	$(18,720)	$49,537	$1,530	$51,067

The accompanying notes are an integral part of the consolidated financial statements.

Stabilis Energy, LLC

Consolidated Statements of Cash Flows

(In thousands, unaudited)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net income (loss)	$(1,597)	$(4,946)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation expense	4,585	4,383
Change in operating assets and liabilities:
Accounts receivable	(601)	(1,565)
Due to/from related parties	(708)	1,483
Inventory	59	(17)
Prepaid expenses and other assets	709	(618)
Accounts payable	580	988
Accrued liabilities and other current liabilities	1,852	125

Net cash used/received in operating activities	4,879	(167)

Cash flows from investing activities:
Acquisition of fixed assets	(1,577)	(819)
Proceeds on sales of fixed assets	—	800

Net cash provided by investing activities	(1,577)	(19)

Cash flows from financing activities:
Payments on long-term borrowings from related parties	(1,672)	(19)
Proceeds from short-term notes payable	216	408
Payments on short-term notes payable	(176)	(244)

Net cash provided by or used in financing activities	(1,632)	145

Net increase (decrease) in cash and cash equivalents	1,670	(41)
Cash and cash equivalents, beginning of period	1,247	1,489

Cash and cash equivalents, end of period	$2,917	$1,448

Stabilis Energy, LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(1) General and Basis of Presentation

(a) General

Stabilis Energy, LLC is a Texas Limited liability company (“the Company”) formed in 2013 to produce, market, and sell liquefied natural gas (“LNG”). The Company also resells liquefied natural gas from third parties and provides services, transportation, and equipment to customers.

The Company is a supplier of LNG to the industrial, midstream, and oilfield sectors in North America and provides turnkey fuel solutions to help industrial users of diesel and other crude-based fuel products convert to LNG, resulting in reduced fuel costs and improved environmental footprint. The Company opened a 120,000 gallons per day (“gpd”) LNG production facility in George West, Texas in January 2015 to service industrial and oilfield customers in Texas and the greater Gulf Coast region. The Company owns a second liquefaction plant capable of producing 25,000 gpd that is being relocated. The Company is vertically integrated from LNG production through distribution and cryogenic equipment rental.

On February 28, 2017, the Company acquired Prometheus Energy Group Incorporated (“Prometheus”) in a transaction between entities under common control and Prometheus became an 80% owned subsidiary of the Company. Because the entities are under common control, the assets and liabilities of Prometheus were transferred to the Company at their historic cost.

Prometheus markets and distributes LNG for off road, high horsepower applications. Prometheus provides LNG and service solutions to users in the oil and gas, mining, remote and temporary power, mobile on-site refueling, processing and other industrial markets as a low-cost fuel source for operations in North America. Prometheus owns and utilizes a fleet of cryogenic transportation, storage and vaporization trailers and related equipment. Prometheus business includes logistics, delivery, on-site storage and vaporization, and operation, project management and maintenance services for its customers. Prometheus primarily provides LNG fuel supply solutions for off-pipeline fuel users to multiple industrial markets as a replacement of oil derived fuels such as diesel and propane. Prometheus supplies its contracted customers with LNG from third party suppliers.

On November 28, 2018, the Company’s members and related party creditors entered into a two-step Contribution and Exchange Agreement to form LNG Investment Company, LLC (“LNG Investment”) and restructure the capitalization of the Company. On November 30, 2018, the members contributed 1,000 membership units in the Company to LNG Investment in exchange for 2,000 Class B units in LNG Investment. The contribution and exchange of units resulted in the Company becoming a wholly owned subsidiary of LNG Investment. Subsequently, the related party creditors of the Company and holders of an aggregate net carrying amount of $48.7 million of indebtedness, each contributed their individual indebtedness to LNG Investment in exchange for Class A units in proportion to their percentage of indebtedness in total. An aggregate of 4,874.28 Class A units were issued by LNG Investment to the related party creditors of the Company.

On December 17, 2018, the Company entered into a definitive share exchange agreement with American Electric Technologies, Inc. (“AETI”) to enter into a business combination transaction. At the closing, the Company’s owners contributed 100% of their outstanding membership units to AETI in exchange for AETI common stock resulting in the Company and its subsidiaries becoming a wholly-owned subsidiary of AETI.

On July 26, 2019 (the “Effective Date”), we completed the business combination transaction (the “Share Exchange”) by which American Electric Technologies, Inc., a Florida corporation (“American Electric”) acquired 100% of the outstanding limited liability company interests of Stabilis Energy, LLC from LNG Investment Company, LLC, a Texas limited liability company (“Holdings”) and 20% of the outstanding limited liability company interests of PEG Partners, LLC, a Delaware limited liability company (“PEG”) from AEGIS NG LLC, a Texas limited liability company (“AEGIS”). The remaining 80% of the outstanding limited liability company interests of PEG were owned directly by Stabilis Energy, LLC. As a result, Stabilis Energy, LLC became the 100% directly-owned subsidiary and Prometheus became the 100% indirectly-owned subsidiary of American Electric. Under the Share Exchange Agreement entered into on December 17, 2018 and amended on May 8, 2019, (as amended, the “Share Exchange Agreement”), American Electric issued 105,558,606 shares of common stock to acquire Stabilis Energy, LLC, which represented 90% of the total amount of the common stock of American Electric which was issued and outstanding as of the Effective Date. The proposed transaction was approved by the shareholders of American Electric at a Special Meeting of Stockholders. The transaction closed on July 26, 2019. The Share Exchange resulted in a change of control of American Electric to control by Casey Crenshaw by virtue of his beneficial ownership of 88.4% of the common stock of American Electric outstanding as of the Effective Date.

(b) Basis of Presentation

The accompanying interim unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries Stabilis Energy Services, LLC, and Stabilis Oilfield Investment Company, LLC and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s consolidated financial position as of June 30, 2019, and results of operations for the six months ended June 30, 2019 and 2018, and cash flows for the six months ended June 30 , 2019 and 2018. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations for the six month periods ended June 30, 2019 and 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2019 or for any other interim period or for any future year.

Certain information and disclosures normally included in the notes to consolidated financial statements have been condensed or omitted, but the resultant disclosures contained herein are in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) as they apply to interim reporting. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2018.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40), effective January 1, 2017, which requires the Company to make certain disclosures if it concludes that there is substantial doubt about the entity’s ability to continue as a going concern within one year from the date of the issuance of these financial statements. The Company has incurred recurring operating losses and has negative working capital. The Company is subject to substantial business risks and uncertainties inherent in the current LNG industry. There is no assurance that the Company will be able to generate sufficient revenues in the future to sustain itself or to support future growth.

These factors were reviewed by management to determine if there was substantial doubt as to the Company’s ability to continue as a going concern. Management concluded that its plan to address the Company’s liquidity issues would allow it to continue as a going concern. Those plans include projected positive cash flows from operations and the majority member’s intent and ability to support operations if required.

Cash flows from operations have continued to improve due to sales volumes and reduced operating costs. Management believes that its business will continue to grow and will generate sufficient cash flows to fund future operations.

On November 30, 2018, related party debt holders converted $48.7 million of debt to equity to improve the Company’s financial position and reduce its future debt service requirements. Additionally, in August 2017 the

Company negotiated and amended to its promissory note to Chart Industries. This amendment reduced and extended its mandatory debt service payments to provide future payments that management believes are sustainable based on current and projected operating performance.

The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include the carrying amount of contingencies, and valuation allowances for receivables, inventories, and deferred income tax assets. Actual results could differ from those estimates, and these differences could be material to the consolidated financial statements.

(2) Recent Accounting Pronouncements

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. Under the amendments in this Update, a private company (reporting entity) may elect not to apply VIE guidance to legal entities under common control (including common control leasing arrangements) if both the parent and the legal entity being evaluated for consolidation are not public business entities. The accounting alternative provides an accounting policy election that a private company will apply to all current and future legal entities under common control that meet the criteria for applying this alternative. In other words, the alternative cannot be applied to select common control arrangements that meet the criteria for applying this accounting alternative. If the alternative is elected, a private company should continue to apply other consolidation guidance, particularly the voting interest entity guidance, unless another scope exception applies. Under the accounting alternative, a private company should provide detailed disclosures about its involvement with and exposure to the legal entity under common control. The amendments in ASU No. 2018-17 are effective for a private company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is currently evaluating this guidance and believes the adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. ASU No. 2018-11 provides entities with an additional (and optional) transition method to adopt the new lease standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current U.S. GAAP (Topic 840, Leases). ASU No. 2018-11 also provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606) and certain criteria are met: If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with Topic 606. Otherwise, the entity must account for the combined component as an operating lease in accordance with Topic 842. The amendments in ASU No. 2018-11 are effective at the same time as the amendments in ASU No. 2016-02 discussed below.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU No. 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of a business or as acquisitions (or disposals) of assets. ASU No. 2017-01 is effective for annual periods beginning after December 15, 2018, with early adoption permitted under certain circumstances. The amendments of ASU No. 2017-01 were adopted by the Company in 2018 and will be applied prospectively.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of- use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under this new guidance, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with lease terms of more than 12 months. We adopted this new standard as of January 1, 2019 using the modified retrospective transition method, applying the new standard to leases in place as of the adoption date. Prior periods have not been adjusted.

In May 2014, the FASB ASU No. 2014-09, Revenue from Contracts with Customers. ASU No. 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2018. The Company adopted the provisions of ASU No. 2014-09 as of January 1, 2018 and the adoption did not have a material effect on the consolidated financial statements.

(3) Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. This ASU supersedes the revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition”, and most industry-specific guidance and creates ASC Topic 606. This ASU provides guidance that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. On January 1, 2018, the Company adopted ASC 606 on a modified retrospective basis and applied the guidance to all of its contracts. As a result of the Company’s adoption, there were no changes to the timing of the recognition or measurement of revenue, and there was no cumulative effect of adoption as of January 1, 2018. Therefore, the only changes to the financial statements related to the adoption is in the footnote disclosures as included herein.

Revenue is measured as consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Amounts are billed upon completion of service or transfer of a product and are generally due within 30 days.

Revenues from contracts with customers are disaggregated into (1) LNG product and (2) Rental, service, and other.

LNG Product revenue generated includes the revenue from the product and delivery of the LNG to our customer’s location. Product contracts are established by agreeing on a sales price or transaction price for the related item. Revenue is recognized when the customer has taken control of the product. Payment terms for product contracts are generally within thirty days from the receipt of the invoice. Product revenue is recognized upon delivery of the related item to the customer, at which point the customer controls the product and the Company has an unconditional right to payment.

Rental and Service revenue generated by the Company includes equipment and people provided to the customer to support the use of LNG in their application. Rental contracts are established by agreeing on a rental price or transaction price for the related piece of equipment and the rental period which is generally daily or monthly. The Company maintains control of the equipment that the customer uses and can replace the rented equipment with similar equipment should the rented equipment become inoperable or the Company chooses to replace the equipment for maintenance purposes. Revenue is recognized as the rental period is completed and for periods that cross month end, revenue is recognized for the portion of the rental period that has been completed to date. Payment terms for rental contracts are generally within thirty days from the receipt of the invoice. Performance obligations for rental revenue are considered to be satisfied as the rental period is completed based upon the terms of the related contract. Service revenue generated by the Company consists of mobilization and demobilization of equipment and onsite technical support while customers are consuming LNG in their applications. Service revenue is billed based on contractual terms that can be based on an event (i.e. mobilization or demobilization) or an hourly rate. Revenue is recognized as the event is completed or work is done. Payment terms for service contracts are generally within thirty days from the receipt of the invoice. Performance obligations for service revenue are considered to be satisfied as the event is completed or work is done per the terms of the related contract.

All outstanding accounts receivable, net of allowance, on the consolidated balance sheet are typically due and collected within the next 30 days.

The table below presents the Company’s revenue disaggregated by sources for the six months ended June 30, 2019 and 2018 (in thousands):

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
LNG Product	$8,699	$7,047	$18,953	$14,898
Rental, services and other	2,396	1,644	5,117	3,667

	$11,095	$8,691	$24,070	$18,565

(4) Prepaid Expenses and Other Current Assets

The Company’s prepaid expenses and other current assets consisted of the following (in thousands):

	June 30, 2019	December 31, 2018
Prepaid LNG	$227	$367
Prepaid insurance	199	174
Other Receivables	79	672
Deposits	573	578
Other	328	324

	$1,406	$2,115

(5) Property, Plant and Equipment

The Company’s property, plant and equipment consisted of the following (in thousands):

	June 30, 2019	December 31, 2018
Liquefaction plants and systems	$40,573	$39,679
Real property and buildings	1,396	1,396
Vehicles and tanker trailers and equipment	45,274	44,878
Computer and office equipment	250	238
Construction in progress	1,353	1,071
Leasehold improvements	1	1

	88,847	87,263
Less: accumulated depreciation	(25,242)	(20,657)

	$63,605	$66,606

Depreciation expense for the six months ended June 30, 2019 and 2018 totaled $4,585 thousand and $4,383 thousand respectively, of which all is included in the consolidated statements of operations as its own and separate line item.

(6) Accrued Liabilities

The Company’s accrued liabilities consisted of the following (in thousands):

	June 30, 2019	December 31, 2018
Compensation and benefits	$965	$907
Professional fees	1,049	827
LNG fuel and transportation	730	612
Accrued interest	478	220
Other taxes payable	107	100
Other operating expenses	781	247

	$4,110	$2,913

(7) Debt

The Company’s carrying value of debt consisted of the following (in thousands):

	June 30, 2019	December 31, 2018
Secured Term Note Payable	$9,077	$9,077
Insurance and Other Notes Payable	161	121
Less: Amounts due within one year	(2,661)	(2,621)

Total Debt	$6,577	$6,577

Secured Term Note Payable

On September 30, 2013 Stabilis LNG Eagle Ford LLC entered into a Secured Term Note Payable with Chart Energy & Chemicals, Inc. (the “Lender”) in connection with a Master Sales Agreement whereby the Lender agreed to sell Stabilis LNG Eagle Ford LLC certain equipment for its liquefaction plant. The total value of the agreement was not to exceed $20.5 million and was billed in advances based on a “Milestone Payment Schedule”. The note contained various covenants that limit the Stabilis LNG Eagle Ford LLC’s ability to grant certain lines, incur additional indebtedness, guarantee or become contingently liable for obligations of any person except for those allowed by the lender, merge or consolidate into or with a third party or engage in certain asset dispositions and acquisitions, pay dividends or make distributions, transact with affiliates, prepayment of indebtedness, and issue additional equity interests. Further, the Master Sales Agreement is secured by $20.0 million equity interest and first lien on all plant assets including land. Borrowings bear interest on the outstanding principal at the rate of 3.0% plus the London interbank offered rate.

On May 19, 2017, the Company, purchased the remaining 49% ownership of Stabilis LNG Eagle Ford LLC and 50% ownership of FHR resulting in the ownership of 100% controlling interest therefore requiring consolidation and assumption of the related debt. Accordingly, the Secured Term Note Payable was amended on August 21, 2017 whereby only the payment terms of principal and interest were modified to be payable in eight installments as follows: (i) $2.5 million plus accrued interest due on August, 24, 2017, (ii) $2.5 million plus accrued interest due on August 24, 2018, (iii) $2.5 million plus accrued interest due on August 24, 2019, (iv) four equal payments of $1.5 million plus accrued interest on each anniversary date of August 24, 2019 thereafter, (v) and $0.6 million plus accrued interest on the remaining unpaid balance of the Amended Secured Term Note Payable on August 24, 2024. In the event all principal and interest is paid in full by August 24, 2023, an additional payment of $2.2 million is to be forgiven.

Insurance Notes Payable

The Company finances its annual commercial insurance premiums for its business and operations with a finance company. The dollar amount financed was $0.4 million for the 2018 to 2019 policy. The outstanding principal balance on the premium finance note was $0.1 million at December 31, 2018 and $0.1 million at June 30, 2019. The renewal will occur in August 2019. The Company makes equal monthly payments of principal and interest over the term of the notes which are generally 10 months in term. The interest rate for the 2018 to 2019 insurance policy was 5.4%. The note was unsecured.

(8) Related Party Transactions

Financing Lease Obligations

During 2017, the Company refinanced its’ lease agreement with a subsidiary of TMG for equipment purchases totaling approximately $10.1 million. Under the terms of the lease agreement, the Company’s monthly payments are interest-only for the first 12 months at an annual rate of 6%. The Company will then repay 80% of the outstanding lease obligation over the remaining term of 36 months at an annual interest rate of 10%. The Company has accounted for the lease as a finance lease.

During 2018, the Company entered into lease agreements with a subsidiary of TMG to finance vehicles and machinery and equipment totaling approximately $1.5 million. Under the terms of the leases, the balance is due in equal monthly installments over 24 months at annual interest rate of 10%. The Company has accounted for the lease as a finance lease.

The Company’s carrying value of finance lease obligations to related parties consisted of the following (in thousands):

	June 30, 2019	December 31, 2018
Finance Lease Obligations with subsidiary of The Modern Group, Ltd	$5,574	$7,246
Less: Amounts due within one year	(5,089)	(3,879)

Total Finance lease Obligations to Related Parties	$485	$3,367

Operating Leases

The Company subleases land in Fort Lupton, Colorado to a subsidiary of TMG. During the six months ended June 30, 2019 and 2018, amounts billed to TMG under the agreement totaled $6 thousand and $6 thousand, respectively. During the three months ended June 30, 2019 and 2018, amounts billed to TMG under the agreement totaled $3 thousand and $3 thousand, respectively.

The Company subleases space in Denver, Colorado to a subsidiary of TMG. During the six months ended June 30, 2019 and 2018, the Company billed $12 thousand and $25 thousand, respectively, to TMG under the agreement. During the three months ended June 30, 2019 and 2018, the Company billed $6 thousand and $15 thousand, respectively, to TMG under the agreement.

Payroll and Benefits

The Company utilizes payroll and benefit resources from TMG. During the six months ended June 30, 2019 and 2018, the Company incurred expenses of $4 thousand and $6 thousand for processing and administrative charges associated with payroll processing. During the three months ended June 30, 2019 and 2018, the Company incurred expenses of $1 thousand and $3 thousand for processing and administrative charges associated with payroll processing.

Other Purchases

The Company issued a purchase order to Applied Cryo Technologies, Inc, (ACT) a company owned 51% by Crenshaw Family Holdings International, Inc., for equipment totaling $302 thousand. The company expects to take delivery of equipment late in 2019. The Company also paid ACT $65 thousand for equipment repairs and services.

The Company purchases supplies and services from a subsidiary of TMG. During the six months ended June 30, 2019 and 2018, purchases from TMG totaled $44 thousand and $35 thousand, respectively. During the three months ended June 30, 2019 and 2018, purchases from TMG totaled $44 thousand and $15 thousand, respectively.

(9) Members Equity

On February 11, 2013, JCH and TMG. (the “Initial Members”) of Stabilis Energy, LLC entered into a Company Agreement of Stabilis Energy, LLC (“the Agreement”) in order to regulate the Company’s affairs, conduct its business and establish the relations of its members. Under the Agreement, the Company was authorized to issue up to 1,000 membership interests.

On February 11, 2013, the Company issued 1,000 membership units ($1 par value) to the Initial Members in proportion to their respective equal ownership interests, receiving $1,000 of capital contributions. The net income, net loss or capital gains of the Company for each fiscal year is allocated to the Initial Members, pro rata in accordance with their percentage interest.

The Initial Members may authorize the creation of one or more series of members and membership interests and, additionally, may authorize the division of existing members and membership interests into series and the division of any existing or new series into two or more classes. On September 1, 2015, CFH purchased all of TMG’s membership interest in Stabilis Energy, LLC.

On February 28, 2017, JCH acquired an 80% controlling membership interest in PEG. On March 1, 2018, JCH assigned its membership interest in PEG to the Company. The acquisition was accounted for as a transaction between entities under common control and the assets and the liabilities of PEG were transferred to the Company at their historic cost to JCH and consolidated accordingly. All assets and liabilities associated with the transfer are included in the accompanying consolidated balance sheets along with non-controlling interest included in members’ equity in the amount of $1.6 million, representing a 20% membership interest in PEG held by three individuals.

On November 28, 2018, JCH, CFH, TMG and the Crenshaw’s entered into a two-step Contribution and Exchange Agreement to form LNG Investment and restructure the capitalization of the Company which resulted in the following transactions.

On November 29, 2018, the Company contributed its two notes receivable due from its chief operating officer, totaling $500 thousand as partial settlement of its outstanding indebtedness to JCH. The aggregate net carrying amount settled was $500 thousand.

On November 30, 2018, JCH and CFH, the sole members of the Company, each contributed 500 membership units in the Company having a carrying amount of $10.0 million to LNG Investment in exchange for 1,000 Class B units having a carrying amount of $10.0 million in LNG Investment. An aggregate of 2,000 Class B units were issued by LNG Investment to the Company having a carrying amount of $20.0 million. The contribution and exchange of units resulted in the Company becoming a wholly owned subsidiary of LNG Investment. Subsequently, JCH, CFH, TMG and the Crenshaw’s, the related party creditors of the Company and holders of an aggregate net carrying amount of $48.7 million of indebtedness, each contributed their individual indebtedness to LNG Investment in exchange for Class A units in proportion to their percentage of indebtedness in total. An aggregate of 4,874.28 Class A units were issued by LNG Investment to the related party creditors of the Company having a carrying amount of $48.7 million.

On December 17, 2018, the Company entered into a definitive share exchange agreement with American Electric Technologies, Inc. (“AETI”) to enter into a business combination transaction. At the closing, the Company’s owners will contribute 100% of their outstanding membership units to AETI in exchange for AETI common stock resulting in the Company and its subsidiaries becoming a wholly-owned subsidiary of AETI.

On July 26, 2019 (the “Effective Date”), we completed the business combination transaction (the “Share Exchange”) by which American Electric Technologies, Inc., a Florida corporation (“American Electric”) acquired 100% of the outstanding limited liability company interests of Stabilis Energy, LLC from LNG Investment Company, LLC, a Texas limited liability company (“Holdings”) and 20% of the outstanding limited liability company interests of PEG Partners, LLC, a Delaware limited liability company (“PEG”) from AEGIS NG LLC, a Texas limited liability company (“AEGIS”). The remaining 80% of the outstanding limited liability company interests of PEG were owned directly by Stabilis Energy, LLC. As a result, Stabilis Energy, LLC became the 100% directly-owned subsidiary and Prometheus became the 100% indirectly-owned subsidiary of American Electric. Under the Share Exchange Agreement entered into on December 17, 2018 and amended on May 8, 2019, (as amended, the “Share Exchange Agreement”), American Electric issued 105,558,606 shares of common stock to acquire Stabilis Energy, LLC, which represented 90% of the total amount of the common stock of American Electric which was issued and outstanding as of the Effective Date. The proposed transaction was approved by the shareholders of American Electric at a Special Meeting of Stockholders. The transaction closed on July 26, 2019. The Share Exchange resulted in a change of control of American Electric to control by Casey Crenshaw by virtue of his beneficial ownership of 88.4% of the common stock of American Electric to be outstanding as of the Effective Date.

(10) Employee Benefits

The Company has established a savings plan (“Savings Plan”) which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees may elect to make contributions to the Savings Plan through salary deferrals of up to 90% of their base pay, subject to Internal Revenue Code limitations. The Company may also makes discretionary contributions to the Savings Plans, subject to limitations. For the six months ended June 30, 2019 and 2018 the Company contributed $55 and $25 thousand in matching contributions to the Savings Plan. For the three months ended June 30, 2019 and 2018 the Company contributed $28 and $13 thousand in matching contributions to the Savings Plan.

(11) Commitments and Contingencies

Environmental Matters

The Company is subject to federal, state and local environmental laws and regulations. The Company does not anticipate any expenditures to comply with such laws and regulations that would have a material impact on the Company’s consolidated financial position, results of operations or liquidity. The Company believes that its operations comply, in all material respects, with applicable federal, state and local environmental laws and regulations.

Litigation, Claims and Contingencies

The Company may become party to various legal actions that arise in the ordinary course of its business. The Company is also subject to audit by tax and other authorities for varying periods in various federal, state and local jurisdictions, and disputes may arise during the course of these audits. It is impossible to determine the ultimate liabilities that the Company may incur resulting from any of these lawsuits, claims, proceedings, audits, commitments, contingencies and related matters or the timing of these liabilities, if any. If these matters were to ultimately be resolved unfavorably, it is possible that such an outcome could have a material adverse effect upon the Company’s consolidated financial position, results of operations, or liquidity. The Company, does not, however, anticipate such an outcome and it believes the ultimate resolution of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. Additionally, the Company currently expenses all legal costs as they are incurred.

(12) Lease Obligations

We determine if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded in our condensed consolidated balance sheet unless it is reasonably certain we will renew the lease. All leases with an initial term greater than 12 months, whether classified as operating or finance, are recorded to our condensed consolidated balance sheet based on present value of lease payments over the lease term, determined at lease commencement. Determination of the present value of lease payments requires discount rate. We use the implicit rate in the lease agreement when available. Most of our leases do not provide an implicit interest rate: therefore, we use a weighted average borrowing rate based on the information available at the commencement date.

Our lease portfolio primarily consists of operating leases for certain, facilities, office spaces and equipment. Our leases have remaining terms of 1 year to 5 years and may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The operating lease asset also includes any upfront lease payments made and excludes lease incentives and initial direct cost incurred. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

The following table summarized the supplemental balance sheet information related to lease assets and lease liability obligations as of June 30, 2019 (in thousands, unaudited):

	Classification
Assets
Operating lease assets	Operating lease right-of-use assets	$497
Finance lease assets	Property and equipment, net of accum depreciation	9,550

Total lease assets		10,047

Liabilities
Current
Operating	Current portion of operating lease obligations	276
Finance	Current portion of finance lease obligation	5,089
Noncurrent
Operating	Operating lease liabilities	226
Finance	Finance lease obligations,—related parties, net of current portion	485

Total lease liabilities		$6,076

The following table summarizes the components of lease expenses for the three and six months ended June 30, 2019 (in thousands, unaudited):

	Classification	Three Months Ended June 30,		Six Months Ended June 30,
Lease Cost		2019	2018	2019	2018
Operating lease cost	Cost of sales and Selling, general and administrative expenses	$95	—	$95	—
Finance lease cost
Amortization of leased assets	Cost of operations	292	249	584	498
Interest on lease liabilities	Interest expense	166	179	340	366

Net lease cost		$553	428	$1,019	864

In 2014, the Company entered into a five year non-cancelable operating lease for an office in Denver, Colorado. In January 2019, the Company amended its operating lease for the Denver, Colorado office relocating to smaller office suite and reducing the lease expense for the remainder of the term. The total rent expense incurred under the lease for the six months ended June 30, 2019 and 2018 totaled $60 thousand and $120 thousand, respectively. In February of 2018, the Company began to sublease a portion of the office space to a subsidiary of TMG for $5 thousand a month through December 2018 and $2 thousand a month beginning January 2019 (see Note 8) Related Party Transactions for further discussion).

In December 2018, the Company entered into a one year lease for equipment used at our liquefaction plant in George West, Texas. The lease called for monthly payments of $13 thousand through December 31, 2019.

In January 2019, the Company extended its lease for one year for yard space from an unrelated party in Fort Lupton, Colorado. The lease called for monthly payments of $2,000 through December 31, 2019. The Company subleased the yard space to a subsidiary of TMG during 2018 (see Note 8) Related Party Transactions for further discussion).

The Company leases certain buildings and facilities, including office space in Bellevue, Washington; Houston, Texas; and certain equipment under non-cancellable operating leases expiring at various dates through 2022.

The following schedule presents the future minimum lease payments for our operating and finance obligations at June 30, 2019 (in thousands):

	Operating leases	Finance leases	Total
Remainder 2019	$158	$2,282	$2,440
2020	189	3,950	4,139
2021	138	—	138
2022	17	—	17

Total lease payments	502	6,232	6,734
Less: Interest	—	(658)	(658)

Present value of lease liabilities	$502	$5,574	$6,076

Lease term and discount rates for our operating and finance lease obligations are as follows:

Lease Term and Discount Rate	June 30, 2019
Weighted-average remaining lease term (years)
Operating leases	1.5
Finance leases	1
Weighted-average discount rate
Operating leases	7.3%
Finance leases	9.9%

The following table summarizes the supplemental cash flow information related to leases as of June 30, 2019:

Other information	June 30, 2019
(In thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$95
Financing cash flows from finance leases	1,672
Interest paid	340
Noncash activities from right-of-use assets obtained in exchange for lease obligations:
Operating leases	$497

(13) Subsequent Events

On August 5, 2019, we announced that Chart Industries, Inc. (“Chart”) invested $7.0 million for 1.5 million shares of common stock in Stabilis through extinguishment of existing debt. This transaction closed on August 30, 2019. The investment by Chart will reduce our financial leverage and enable us to be in a better position to pursue North American small-scale LNG growth.

On August 16, 2019, the Company secured a $5.0 million loan from a subsidiary of TMG. The Company paid a $125 thousand loan origination fee and will incur a 6% per annum interest rate through December 10, 2020 and 12% per annum thereafter. The debt payments are interest only through December 2020 followed by monthly principal and interest payments through December of 2022. The debt is secured by certain pieces of the Company’s equipment valued at $5 million.

On August 21, 2019, we announced that the Company has completed the acquisition of privately held Diversenergy, LLC and the formation of a joint venture with CryoMex Investment Group LLC (“CryoMex”) to pursue investments in LNG and compressed natural gas (CNG) assets in Mexico. CryoMex is led by Grupo CLISA, a Monterrey, Mexico-based developer and operator of businesses in multiple end markets including energy. The transaction was structured as an equity purchase with Diversenergy’s owners receiving cash and Stabilis common stock consideration.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

We have prepared the following pro forma condensed combined financial statements to show the effect of the business combination of American Electric with Stabilis and its subsidiaries under the purchase method of accounting with Stabilis treated as having acquired American Electric at June 30, 2019. The pro forma condensed combined balance sheet is prepared as though the Share Exchange had occurred on June 30, 2019 and the pro forma condensed combined statement of operations as though it had occurred on January 1, 2018.

The unaudited pro forma combined financial data should be read together with the historical financial statements, including the notes thereto, of American Electric and Stabilis and its subsidiaries included in this registration statement.

These Preliminary unaudited pro forma combined financial statements are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the business combination been completed on the assumed date or for the periods presented, or that may be realized in the future. The Preliminary unaudited pro forma condensed combined financial data includes adjustments to record the assets and liabilities of the acquired company at their estimated fair values and is subject to further adjustment as additional information becomes available and as detailed valuation studies are performed after completion of the transaction.

Pro Forma Condensed Consolidated Balance Sheet

(Unaudited)

As of June 30, 2019

(In thousands, except per share information)

Assets	Stabilis Historical	AETI Historical	Pro Forma Adjustments	Notes		Pro Forma Combined
Current assets:
Cash and cash equivalents	$2,917	$1,080	$—			$3,997
Accounts receivable-trade, net	4,960	1,217	—			6,177
Inventories, net	47	63	—			110
Unbilled receivables	—	1,161	—			1,161
Prepaid expenses and other current assets	1,406	436	—			1,842
Due from related parties	6	—	—			6

Total current assets	9,336	3,957	—			13,293
Property, plant and equipment, net	63,605	532	—			64,137
Right-of-use assets	497	145				642
Goodwill	—	—	624	(a	)	624
Advances to and investments in foreign joint ventures	—	9,889	(1,737)	(b	)	8,152
Other noncurrent assets	250	51	—			301

Total assets	$73,688	14,574	$(1,113)			$87,149

Liabilities and Members’ Equity
Current liabilities:
Current portion of long-term notes payable	$2,500	$—	$—			$2,500
Current portion of capital lease obligation - related parties	5,089	—	—			5,089
Lease liabilities, current portion	276	63				339
Short-term notes payable	161	338				499
Accrued liabilities	4,110	—	—			4,110
Accounts payable and other accrued expenses	3,197	2,805				6,002

Total current liabilities	15,333	3,206	—			18,539
Long-term notes payable, net of current portion	6,577	—	—			6,577
Capital lease obligations, net of current portion - related parties	485	—	—			485
Lease liabilities, net of current portion	226	84				310
Deferred compensation	—	138	—			138

Total liabilities	22,621	3,428	—			26,049

Convertible preferred stock	—	4,530	(4,530)	(c	)	—
Shareholders’ equity:
Members equity	68,257	—	—			68,257
Non-controlling interest	1,530	—	(1,530)	(d	)	—
Common Stock	—	1	—			1
Treasury stock	—	(965)	—			(965)
APIC	—	14,172	(14,172)	(e	)	—
Accumulated other comprehensive income	—	(475)	475	(f	)	—
Accumulated deficit	(18,720)	(6,117)	18,644	(g	)	(6,193)

Total equity	51,067	6,616	(1,113)			61,100

Total liabilities and equity	$73,688	$14,574	$(1,113)			$87,149

Pro Forma Condensed Consolidated Statements of Operations

(Unaudited)

Year Ended December 31, 2018

(in thousands, except share and per share data)

	Stabilis Historical	AETI Historical	Pro Forma Adjustments	Notes		Pro Forma Combined
Revenue:
Revenue	$37,342	$7,591	$—			$44,933
Costs of revenue (exclusive of depreciation as shown separately below):	28,452	5,531	—			33,983
Selling, general and administrative	7,350	3,612	(2,250)	(h	)	8,712
Depreciation	8,822	279	—			9,101

Income/(Loss) From Operations	(7,282)	(1,831)	2,250			(6,863)

Net equity income from foreign joint ventures' operations:
Income (loss) from investment in limited liability companies and equity in foreign ventures	—	743	—			743
Foreign joint venture's operations related expenses	—	(142)	—			(142)

Net equity income from foreign joint ventures' operations:	—	601	—			601

Income (loss) from operations and net equity income from foreign joint ventures’ operations	(7,282)	(1,230)	2,250			(6,262)

Other Income (Expense):
Interest income	12	—	—			12
Interest expense	(4,433)	(24)	—			(4,457)
Other income	298	(116)	—			182
Gain (loss) from disposal of fixed assets	319	—	—			319

Total Other Income	(3,804)	(140)	—			(3,944)

Net income (loss) from operations, other income and equity from foreign joint ventures’ operations before income taxes	(11,086)	(1,370)	2,250			(10,206)

Income tax (benefit) expense	—	291	—			291

Net Income (loss) from continuing operations	$(11,086)	$(1,661)	$2,250			$(10,497)

Earnings (loss) per share basic and diluted:
Continuing operations		$(0.23)	—			$(0.09)
Weighted—average number of shares outstanding:
Basic and diluted		1,111,573	13,194,825	(i	)	14,645,917

Pro Forma Condensed Consolidated Statement of Operations

(Unaudited)

Six month ended June 30, 2019

(in thousands, except share and per share data)

	Stabilis Historical	AETI Historical	Pro Forma Adjustments	Notes		Pro Forma Combined
Revenue:
Revenue	$24,070	$3,171	$—			$27,241
Costs of revenue (exclusive of depreciation as shown separately below):	16,208	2,583	—			18,791
Selling, general and administrative	4,203	1,837	(591)	(h)		5,449
Depreciation	4,585	—	—			4,585

Income/(Loss) From Operations	(926)	(1,249)	591			(1,584)

Net equity income from foreign joint ventures’ operations:
Income (loss) from investment in limited liability companies and equity in foreign ventures	—	703	—			703
Foreign joint venture’s operations related expenses	—	(95)	—			(95)

Net equity income from foreign joint ventures’ operations:	—	608	—			608

Income (loss) from operations and net equity income from foreign joint ventures’ operations	(926)	(641)	591			(976)

Other Income (Expense):
Interest income	—	—	—			—
Interest expense	(608)	(4)	—			(612)
Other income	(63)	207	—			144
Gain (loss) from disposal of fixed assets	—	—	—			—

Total Other Income	(671)	203	—			(468)

Net income (loss) from operations, other income and equity from foreign joint ventures’ operations before income taxes	(1,597)	(438)	591			(1,444)

Income tax (benefit) expense	—	73	—			—

Net Income (loss) from continuing operations	$(1,597)	$(511)	$591			$(1,444)

Earnings (loss) per share basic and diluted:
Continuing operations		$(0.59)	—			$(0.10)
Weighted—average number of shares outstanding:
Basic and diluted		1,165,866	13,194,826	(i	)	14,645,918

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

1. Description of Transaction and Basis of Presentation

On December 17, 2018, American Electric Technologies, Inc. (“American Electric”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”), LNG Investment Company, LLC, a Texas limited liability company (“Holdings”), AEGIS NG LLC, a Texas limited liability company (“AEGIS”), Stabilis Energy, LLC, a Texas limited liability company (“Stabilis”), PEG Partners, LLC, a Delaware limited liability company (“PEG”), and Prometheus Energy Group, Inc., a Delaware corporation (“Prometheus”). In the Share Exchange, American Electric will acquire directly 100% of the outstanding limited liability company membership interests of Stabilis from Holdings and 20% of the outstanding limited liability membership interests of PEG from AEGIS. AEGIS owns 20% of PEG and PEG owns 100% of the outstanding capital stock of Prometheus. The balance of PEG is owned directly by Stabilis. As a result, Stabilis will become a direct 100% owned subsidiary of American Electric and Prometheus will become an indirectly-owned 100% subsidiary of American Electric. American Electric will issue, in a tax-free exchange, shares of American Electric common stock such that the owners of Holdings and AEGIS will own approximately 90% of the combined company on a pro forma basis and current American Electric stockholders will own approximately 10%.

Because the former owners of Stabilis and AEGIS will own approximately 90% of the voting stock of the combined company and certain other factors including that directors designated by Holdings will constitute a majority of the board of directors, Stabilis is considered to be acquiring American Electric in the Share Exchange for accounting purposes. As a result, the Share Exchange will be treated by American Electric as a reverse acquisition under the purchase method of accounting in accordance with United States generally accepted accounting principles. The aggregate consideration paid in connection with the Share Exchange will be allocated to American Electric’s tangible and intangible assets and liabilities based on their fair market values at the time of the completion of the Share Exchange. The assets and liabilities and results of operations of American Electric will be consolidated into the results of operations of Stabilis as of the completion of the Share Exchange.

2. Purchase Price

The total purchase price of the Share Exchange is as follows (in thousands):

Number of shares of the combined company to be owned by AETI stockholders	11,728,734
Multiplied by the fair value per share of AETI common Stock	$0.80
Cash	$650,000

Purchase price	$10,032,987

On April 26, 2019, American Electric had 9,391,314 shares of common stock outstanding. The number of shares of American Electric common stock includes the 9,391,314 outstanding, 2,212,389 shares issued prior to the completion of the Share Exchange for conversion of the 1,000,000 shares of outstanding Series A Convertible Preferred Stock and 125,306 shares related to restricted stock units and deferred director shares. The fair value of American Electric common stock used in determining the purchase price was $0.80 per share based on the closing price of American Electric’s common stock on July 26, 2019.

Consistent with the purchase method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of American Electric based on their estimated fair values as of the Share Exchange closing date. The excess of the purchase price over the fair value of the acquired assets and liabilities assumed, if any, is reflected as goodwill.

The preliminary allocation of the purchase price for the acquired assets and liabilities of the proposed merger is as follows (in thousands):

Total purchase price	$10,033
Cash/Current Assets	3,957
Property, plant and equipment, net	532
Investment in foreign joint venture	8,152
Other noncurrent assets	196

Total identifiable assets	12,837
Accounts payable and other accrued expenses	(3,206)
Accrued liabilities and other current liabilities	(138)
Other Liabilities	(84)

Total liabilities assumed	(3,428)

Goodwill	$624

3. Purchase Accounting and Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to the acquisition of American Electric by Stabilis for accounting purposes.

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information.

Adjustments to the pro forma condensed combined balance sheet

(a)	Reflects goodwill recognized as result of the transaction.

(b)

Reflects the preliminary fair value adjustment of $1.7 million to the investment in foreign joint venture based on American Electric’s projections at April 1, 2019 with a calculated weighted average cost of capital of 15% and 20% discount applied due to lack of marketability.

(c)

Reflects the adjustment of $4.5 million to the Series A convertible preferred stock converting into common stock at conversion price of $2.26 per share. This conversion is a condition of the Share Exchange Agreement. These shares will be received by Holdings as the holder of the Series A convertible preferred stock.

(d)	Reflects the preliminary adjustment of $1.5 million to the non-controlling interest shareholder of Stabilis Energy, LLC converting its equity into common shares of the combined company.

(e)	Represents adjustment to eliminate American Electric’s historical equity accounts as Stabilis is the acquirer for accounting purposes.

(f)	Represents adjustment to eliminate American Electric’s historical other comprehensive income account as Stabilis is the acquirer for accounting purposes.

(g)

Represents adjustment to eliminate American Electric’s historical equity accounts as Stabilis is the acquirer for accounting purposes and the net effect of the merger-related adjustments in note (g) and (h).

(h)

Represents the adjustment to elimination of merger-related transaction costs expensed in American Electric’s and Stabilis’ historical statement of income of nonrecurring, direct, incremental costs related of $1.250 and $.16 million that are directly attributable to the reverse acquisition recognized in the historical financial statements of American Electric for the twelve-month period ended December 31, 2018 and six-month period ended June 30, 2019, respectively. In addition, Stabilis, recognized $1.0 and $.41 million of transaction costs that are directly attributable to the same reverse acquisition during the same period. On a consolidated basis total transaction costs related to this merger are estimated at $2.8 million.

(i)	Represents an adjustment to the weighted average shares outstanding for American Electric that are expected to be exchanged to consummate the transaction.

Number of shares of AETI common stock issued and outstanding	9,391,314
AETI Restricted Stock Units	5,031
Director Deferred Shares	120,000
Series A Preferred Shares	2,212,389

Total AETI dilutive shares outstanding	11,728,734
AETI exchange ratio	10.0

Shares outstanding for exchange	117,287,340
Multiplied by 10% ownership for current AETI stockholders, excluding director deferred shares	11,608,734
Shares issued to Stabilis stockholders(i)	105,558,606

Total AETI shares to be exchanged	117,167,340	(1)

(1)	Prior to 1:8 reverse stock split on July 29, 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses payable by us in connection with the registration of the common stock offered hereby. The selling stockholders will bear no expenses associated with this offering except for any broker discounts and commissions or equivalent expenses and expenses of the selling stockholders’ legal counsel applicable to the sale of its shares. With the exception of the SEC Registration Fee, the amounts set forth below are estimates.

SEC Registration Fee	$2,078
Accountants’ fees and expenses	$20,000
Legal fees and expenses	$175,000
Printing and engraving expenses	$75,000
Transfer agent and registrar fees	$45,000
Miscellaneous	$50,000

Total	$367,078

Item 14.    Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act (the “Florida Act”) provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director of a corporation is entitled to indemnification of expenses actually and reasonably incurred in such defense.

Section 607.0850(1) and (2) of the Florida Act provides further that the corporation may indemnify an officer or director, and advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe such conduct was unlawful.

The Florida Act provides that a court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S. 607.0850(9).

Section 607.0850 of the Florida Business Corporation Act (Florida Statute) generally permits the Company to indemnify its directors, officers, employees or other agents who are subject to any third-party actions because of their service to the Company if such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company. If the proceeding is a criminal one, such person must also have had no reasonable cause to believe his conduct was unlawful. In addition, the Company may indemnify its directors, officers, employees or other agents who are subject to derivative actions against expenses and amounts paid in settlement which do not exceed, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, including any appeal thereof, actually and reasonably incurred in connection with the defense or settlement of such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company. To the extent that a director, officer, employee or other agent is successful on the merits or otherwise in defense of a third-party or derivative action, such person will be indemnified against expenses actually and reasonably incurred in connection therewith. The Florida Statute also permits the Company to further indemnify such persons by other means unless a judgment or other final adjudication establishes that such person’s actions or omissions which were material to the cause of action constitute (1) a crime (unless such person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it unlawful), (2) a transaction from which he derived an improper personal benefit, (3) an action in violation of Florida Statutes Section 607.0834

(relating to unlawful distributions to shareholders), or (4) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

In addition, Florida Statute Section 607.0831 provides, in general, that no director shall be personally liable for monetary damages to a corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless (a) the director breached or failed to perform his duties as a director, and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) a circumstance under which the liability provisions of Florida Statute Section 607.0834 are applicable, (iv) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Our Restated Articles of Incorporation and our Amended and Restated By-laws provide that the Company shall indemnify, to the fullest extent permitted by law, its officers and directors to the extent that any such person is made a party or threatened to be made a party or called as a witness or is otherwise involved in any action, suit, or proceeding in connection with his status as an officer or director of the Company. Such indemnification covers all expenses incurred by any officer or director (including attorneys’ fees) and all liabilities and losses (including judgments, fines and amounts to be paid in settlement) incurred thereby in connection with any such action, suit or proceeding.

The Company has purchased an insurance policy that purports to insure the officers and directors of the Company against certain liabilities incurred by them in the discharge of their functions as such officers and directors.

The foregoing descriptions are only general summaries.

Item 15.    Recent Sales of Unregistered Securities

The following provides information concerning all sales of securities which we made within the last three years which were not registered under the Securities Act of 1933, as amended (the “Act”). Except as otherwise noted, all issuance of common stock and warrants reflect the 1:8 reverse stock split effective July 29, 2019.

On November 13, 2017 we issued a warrant to purchase 62,500 shares of our common stock to an unaffiliated entity in consideration of an amendment to our senior secured term loan made by the entity. We believe that the issuance of the warrant was exempt from registration under Section 4(a)(2) of the Act. The warrant not offered publicly but only to the lender of the senior secured term loan. The warrant contains a legend restricting transfer of the warrant without registration under the Act or an exemption from such registration.

We issued shares of our common stock as dividends to the holder of our Series A Convertible Preferred Stock, JCH Crenshaw Holdings, LLC, as follows:

Date	Number of Shares
March 31, 2017	18,677
July 18, 2018	6,124
October 6, 2017	6,048
April 30, 2018	8,962
June 29, 2018	7,440
July 12, 2018	6,349
October 1, 2018	12,479
January 4, 2019	10,697
April 22, 2019	10,810

These issuances of our common stock were exempt from registration under Section 4(a)(2) of the Act. The shares were not offered publicly but only to the holder of the Series A Convertible Preferred Stock in accordance with the terms of such preferred stock. The shareholder acknowledged that the shares were not registered under the Act and agreed to not sell or transfer the shares without complying with the registration requirements of the said Act or pursuant to an exemption from such registration requirements. The certificate for such shares contains a legend restricting transfer of the shares without registration under the Act or an exemption from such registration and a stop transfer order has been lodged against such shares.

In connection with the Share Exchange, on the July 26, 2019, we issued 100,646,468 shares of common stock to Holdings and 4,912,138 shares of common stock (such issuances reflecting shares of common stock prior to the reverse stock split effective July 29, 2019) to AEGIS without registration under the Act, pursuant to rules governing limited offers and sales without registration pursuant to the exemption available for sales without registration under Section 4(a)(2) of the Act.

On July 26, 2019 we issued 276,548 shares of our common stock to the holder of our Series A Convertible Preferred Stock, JCH Crenshaw Holdings, LLC, upon the conversion of such preferred stock by the holder in accordance with the terms of the preferred stock. The issuance of such common stock was exempt from registration under the Act pursuant to Section 3(a)(9) thereof.

On August 30, 2019, we issued 1,470,807 shares of our common stock to Chart E&C, without registration under the Act, pursuant to rules governing limited offers and sales without registration pursuant to the exemption available for sales without registration under Section 4(a)(2) of the Act.

On August 20, 2019, we issued 684,963 shares of our common stock to Diversenergy, without registration under the Act, pursuant to rules governing limited offers and sales without registration pursuant to the exemption available for sales without registration under Section 4(a)(2) of the Act.

Prior to the completion of the Share Exchange, the Company issued 276,548 shares of common stock to JCH Crenshaw Holdings, LLC, a Texas limited liability company, upon the conversion of 1,000,000 shares of the Company’s Series A Convertible Preferred Stock, pursuant to exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

Item 16.    Exhibits and Financial Statement Schedules

(a)	Exhibits. Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated by reference into this item.

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(b)

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)

if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Share Exchange Agreement, dated December 17, 2018, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, AEGIS NG LLC, Stabilis Energy, LLC, and PEG Partners, LLC (Incorporated by reference to Registrant’s Current Report on Form 8-K filed December 24, 2018)

2.2	Amendment dated May 8, 2019 to the Share Exchange Agreement concerning the business combination with Stabilis (Incorporated by reference to Exhibit 2.1 to Registrant’s Current Report on Form 8-K filed May 9, 2019)

3.1	Restated Articles of Incorporation of the Registrant (Incorporated by Reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed May 12, 2008)

3.2	Articles of Amendment to Registrant’s Articles of Incorporation filed April 30, 2012 (Incorporated by Reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed May 4, 2012)

3.3	Articles of Amendment to Registrant’s Articles of Incorporation filed August 25, 2017 (Incorporated by Reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed August 14, 2017)

3.4	Articles of Amendment to Registrant’s Articles of Incorporation filed July 18, 2019 (Incorporated by Reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed July 22, 2019)

3.5	Articles of Amendment to Registrant’s Articles of Incorporation effective July 29, 2019 (Incorporated by Reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed August 1, 2019)

3.6	Amended and Restated Bylaws of the Registrant (Incorporated by Reference to Exhibit 3.2 to Registrant’s Current Report on Form 8-K filed February 9, 2009)

4.1	Warrant to purchase 125,000 shares of Registrant’s common stock dated May 2, 2012 (Incorporated by reference to Exhibit 4.1 to Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2012)

4.2	Warrant to purchase 200,000 shares of Registrant’s common stock dated May 2, 2012 (Incorporated by reference to Exhibit 4.2 to Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2012)

4.3	Investors Rights Agreement between Registrant and JCH Crenshaw Holdings, LLC dated May 2, 2012 (Incorporated by reference to Exhibit 4.3 to Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2012)

4.4	Registration Rights Agreement between Registrant and JCH Crenshaw Holdings, LLC dated May 2, 2012 (Incorporated by reference to Exhibit 4.4 to Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2012)

4.5	Warrant to Purchase Common Stock dated November 13, issued to HD Special-Situations III, LP (Incorporated by reference to Exhibit 10.3 to Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2017)

4.6	Registration Rights Agreement dated November 13, 2017 between Registrant and HD Special-Situations III, LP (Incorporated by reference to Exhibit 10.4 to Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2017)

4.7	Voting Agreement, dated as of December 17, 2018, by and among JCH Crenshaw Holdings, LLC and certain stockholders of Registrant (Incorporated by reference to Exhibit D of Amendment No. 8 to Schedule 13D filed by JCH Crenshaw Holdings, LLC and J. Casey Crenshaw on December 28, 2018)

Exhibit Number	Description

4.8	Registration Rights Agreement dated July 26, 2019, by and among Registrant, LNG Investment Company, LLC, and AEGIS NG LLC (Incorporated by Reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed August 1, 2019)

4.9	*Registration Rights Agreement dated as of August 20, 2019, by and among Registrant and the Investors named therein

5.1	*Opinion of Joel Bernstein, attorney at law, regarding the validity of the securities being registered

10.1	Note Purchase Agreement dated March 23, 2017 by and among Registrant and its subsidiaries, M&I Electric Industries, Inc. and South Coast Electric Systems, LLC and HD Special-Situations III, L.P. (Incorporated by Reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed March 27, 2017)

10.2	Transaction Modification Agreement dated November 13, 2017 among Registrant, M&I Electric Industries, Inc., South Coast Electric Systems, LLC and HD Special-Situations III, LP. (Incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2017)

10.3	Senior Secured Term Note dated March 23, 2017 issued by the Company and its subsidiaries, M&I Electric Industries, Inc. and South Coast Electric Systems, LLC (Incorporated by Reference to Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed March 27, 2017)

10.4	Amended and Restated Senior Secured Term Loan dated November 13, 2017 in the amount of $6,500,000 issued to HD Special-Situations III, LP (Incorporated by reference to Exhibit 10.2 to Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2017)

10.5	Security Agreement of the Company dated March 23, 2017 (Incorporated by Reference to Exhibit 10.3 to Registrant’s Current Report on Form 8-K filed March 27, 2017)

10.6	Security Agreement of M&I Electric Industries, Inc. dated March 23, 2017 (Incorporated by Reference to Exhibit 10.4 to Registrant’s Current Report on Form 8-K filed March 27, 2017)

10.7	Security Agreement of South Coast Electric Systems, LLC dated March 23, 2017 (Incorporated by Reference to Exhibit 10.5 to Registrant’s Current Report on Form 8-K filed March 27, 2017)

10.8	Amended 2007 Employee Stock Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K filed March 31, 2015) †

10.9	Non-Employee Directors’ Deferred Compensation Plan (Incorporated by reference to Exhibit 10.4 to the Registrant’s report on Form 10-QSB filed November 14, 2007) †

10.10	2007 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.5 to the Registrant’s report on Form 10-QSB filed November 14, 2007) †

10.11	Summary of Non-Employee Director compensation effective January 1, 2016 (Incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K filed March 30, 2015) †

10.12	Form of Employee Stock Option Award Agreement under 2007 Employee Stock Incentive Plan (Incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K filed March 31, 2008) †

10.13	Form of Restricted Stock Unit Award Agreement under 2007 Employee Stock Incentive Plan (Incorporated by reference to Exhibit 10.26 to the Registrant’s Annual Report on Form 10-K filed March 31, 2008) †

10.14	Securities Purchase Agreement between Registrant and JCH Crenshaw Holdings, LLC dated April 13, 2012 (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed April 19, 2012)

Exhibit Number	Description

10.15	Letter Agreement dated March 22, 2017 between the Company and JCH Crenshaw Holdings, LLC (Incorporated by Reference to Exhibit 10.6 to Registrant’s Current Report on Form 8-K filed March 27, 2017)

10.16	Repricing Agreement dated August 1, 2017 between the Company and JCH Crenshaw Holdings, LLC (Incorporated by Reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed August 3, 2017)

10.17	Deferred Compensation Plan for executives (Incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K filed March 27, 2009) †

10.18	Exchange Agreement dated August 5, 2019, by and among Chart Energy & Chemicals, Inc., Stabilis Energy, Inc., Stabilis Energy, LLC and Stabilis LNG Eagle Ford LLC (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed August 9, 2019)

10.19	*Secured Promissory Note dated August 16, 2019, by and between the Registrant and M/G Finance Co., Ltd.

10.20	*Pledge and Security Agreement dated August 16, 2019, by and between the Registrant and M/G Finance Co., Ltd.

10.21	*Sublease Agreement dated February 28, 2017

10.22	*Master Lease Agreement dated February 2, 2018

10.23	*Master Lease Agreement dated August 30, 2018

10.24	*Master Lease Agreement dated August 30, 2018

10.25	*Master Lease Agreement dated September 25, 2018

21.1	*List of Subsidiaries of the Company

23.1	*Consent of Joel Bernstein, attorney at law (contained in Exhibit 5.1)

23.2	*Consent of Ham, Langston & Brezina L.L.P.

24.1	*Powers of Attorney (included on signature pages of this Registration Statement)

101.INS	*XBRL Instance Document

101.SCH	*XBRL Taxonomy Extension Schema Document

101.CAL	*XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
†	Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 10, 2019.

Stabilis Energy, Inc.

By:	/s/ Andrew Puhala
Name: Andrew Puhala Title: Senior Vice President and Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints James Reddinger and Andrew Puhala, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits hereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorneys-in-fact and agents or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 10, 2019.

Signature	Title

/s/ Casey Crenshaw	Executive Chairman & Chairman of the Board

/s/ James Reddinger	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Andrew Puhala	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ James G. Aivalis	Director

/s/ Ben Broussard	Director

/s/ Will Crenshaw	Director

/s/ Arthur Dauber	Director

/s/ Mushahid Khan	Director

/s/ Edward Kuntz	Director

/s/ Peter Mitchell	Director